

WE MAKE TECHNOLOGY WORK SO PEOPLE CAN

DO GREAT THINGS

2022 ANNUAL REPORT

CDW's integrated technology solutions and services helped more than
250,000 business, government, education and healthcare customers
in more than 150 countries navigate an increasingly complex IT landscape
and optimize the return on their technology investment.

RECORD FINANCIAL PERFORMANCE



- 🟥 Net Sales ($B)
- ▬ Net Sales Compound Annual Growth Rate (CAGR)

10% 5-Year CAGR

2017	2018	2019	2020	2021	2022
$14.8	$16.2	$18.0	$18.5	$20.8	$23.7



- ▨ Non-GAAP operating income (NGOI)* ($MM)
- ▨ GAAP operating income ($MM)
- 🟥 NGOI Margin* (%)
- ▬ NGOI Compound Annual Growth Rate

13% 5-Year CAGR

	2017	2018	2019	2020	2021	2022
NGOI	$1,107	$1,217	$1,368	$1,405	$1,645	$2,051
GAAP	$867	$987	$1,134	$1,179	$1,419	$1,735
NGOI Margin	7.5%	7.5%	7.6%	7.6%	7.9%	8.6%

At CDW, everything
we do revolves around
meeting the needs of
our customers.



- ▨ Non-GAAP net income* ($MM)
- ▨ GAAP net income ($MM)
- 🟥 Non-GAAP net income per diluted share* ($)
- ▬ Non-GAAP net income per diluted share Compound Annual Growth Rate

21% 5-Year CAGR

	2017	2018	2019	2020	2021	2022
Non-GAAP net income	$606	$794	$902	$954	$1,119	$1,341
GAAP net income	$523	$643	$737	$789	$989	$1,115
Non-GAAP net income per diluted share	$3.83	$5.17	$6.10	$6.59	$7.97	$9.97



- ▨ U.S. IT Spending Growth[1]
- 🟥 CDW Net Sales Compound Annual Growth Rate

2006–2022		2009–2022	
6.0%	8.1%	6.5%	9.7%

210 bps

320 bps

[1] IDC Worldwide Black Book, 12/31/22

Balanced Performance:
All Six Customer
Sales Channels
over $1.9 Billion
in Net Sales



$10.4B
$1.9B
$2.6B
$3.6B
$2.4B
$2.9B

2022 Net Sales — $23.7B

- 🟥 **Corporate** (>250 employees)
- ⬛ **Small Business** (<250 employees)
- ▨ **Government** (Federal, State and Local)
- ▨ **Education** (K–12, Higher Ed)
- 🟥 **Healthcare**
- 🟥 **Other** (Canada, UK)

---

* Non-GAAP operating income, Non-GAAP operating income margin, Non-GAAP net income and Non-GAAP net income per diluted share are
non-GAAP financial measures. Please refer to "Use of Non-GAAP Financial Measures" on the inside back cover for further information.

CEO STAKEHOLDER LETTER

> "In an industry defined by relentless change, CDW has always been there for our customers to help them navigate complexity and achieve their mission."

Transform + Perform

Over the past three years, the velocity of digital adoption took a quantum leap as the global pandemic forever altered the role of technology in our lives. Today, technology fuels advancement across every industry and virtually every facet of our lives. It unlocks and amplifies value and is at the epicenter of progress. Progress supported by a myriad of technologies and frameworks like cloud, hybrid and "as-a-service." Technologies that demand architectural choices—from the device to the edge and throughout the network and cloud, to enable and securely deliver an ever-expanding set of new use cases. Never has technology been more vital *or* more complex.

In an industry defined by relentless change, CDW has always been there for our customers to help them navigate complexity and achieve their mission. This is at the core of who we are and our value proposition. To do so has required we constantly evolve. A journey we have been on for many years. As the velocity of change and complexity accelerated over the past three years we accelerated our journey.

In doing so, we transformed. Transformed *from* technology products provider *to* technology integrator with an unparalleled offering of full-stack, full-lifecycle, and full outcomes capabilities. Capabilities needed to help our customers turn the technology of today *and* tomorrow into a prosperous future. Capabilities that harness the of power of technology across high-priority areas—like security, hybrid infrastructure, digital and data innovation, and digital experiences—and deliver them whether in a physical, digital or virtual world.

As we invested to propel our capabilities forward, we held true to our DNA. We anchored to the foundational principles that have always been core to CDW—our customer centricity, where customers are at the center of every decision we make; our commitment to coworker fulfillment, and continuous evolution and improvement. Principles that underpin our differentiated and durable value proposition, our enduring customer relevance, and our ability to deliver superior growth. We invested to sustain the best of CDW. In our culture of trust, connection and commitment and in the voice and growth of our incredible coworkers. Coworkers who time and again show up with grit and grace.

Results for today were carefully balanced with investments for the future. Investments that were laser-focused on initiatives that amplified our customer relevance, our growth and our innovation. In an incredible period of complexity—marked by shutdowns, supply disruptions, economic uncertainty and our own accelerated transformation, the CDW team executed with urgency and rigor, delivered outcomes for our customers *and* record financial performance.

I am incredibly proud of the team for their commitment to our customers during a period of unprecedented change. Their ability to perform *and* transform is truly remarkable.

Record Financial Performance

The team delivered in each of the past three challenging years. Record 2022 net sales of $24 billion were 14 percent above record 2021 sales, with excellent profitability. Each profit category – gross profit, Non-GAAP net income and Non-GAAP net income per share, increased 20 percent or more.*

After the prior two years of rapidly changing dynamics, in 2022, customers across our diverse end-markets forged ahead into the "new normal." Digital transformation and security remained top priorities. Customers adapted to the new hybrid work and learn world and prioritized collaboration, networking and end-point solutions. They raised the bar to meet heightened coworker and customer experience expectations while managing costs. And they sought ways to supplement technology resources in today's "war for talent" environment. As the year progressed, customer priorities shifted, with greater emphasis on network and application modernization and reduced focus on client devices.

Full Solutions and Full Stack

As a trusted advisor, we help customers navigate and be successful in an ever-changing world by providing them the technology advice and solutions they need, when, where and how they need them.


Listen
Advise
Design
Orchestrate
Manage
MULTI-CLOUD
SERVICES
SOFTWARE
HARDWARE

* Non-GAAP net income and Non-GAAP net income per share are non-GAAP financial measures. Please refer to "Use of Non-GAAP Financial Measures" on the inside back cover for further information.

The team's ability to pivot to address shifting priorities led to exceptional performance. Performance enabled by our agile business model and ability to serve customers' priorities wherever they lie—whether transactional or highly complex. An ability underpinned by the capabilities we have developed, the trust we have earned and the differentiated value we deliver. Value that is unique in the market because of our unmatched breadth, depth, expertise, scale and quality.

Value + Relevance

Our differentiated value *and* customer relevance are at their highest levels ever driven by the investments we have made over the past three years. Investments — both "homegrown" and through acquisition — that enabled and simplified how we sell and deliver complex and emerging technologies. Investments that ensured we could meet needs across *all* our diverse customer end-markets — through training, enablement and support. And investments that enhanced our technical mastery and embedded integrated services across our entire portfolio.

> **"Our differentiated value and customer relevance are at their highest levels ever driven by the investments we have made over the past three years."**

CDW *ICARE* — Defining Organizational Outcomes


INNOVATION
"Help us enable breakthrough technological innovation"


COST MANAGEMENT
"Help us reduce our cost and maximize leverage of existing investments"


AGILITY
"Help us integrate, automate and manage high-performance, scalable platforms for apps and data"


RISK MITIGATION
"Help us prepare for and manage risk, protect data and reputation and ensure compliance"


EXPERIENCE
"Help us gain greater insight about our stakeholders and create an exceptional experience for them at every touchpoint"

Since 2020, six new organizations joined the team through acquisition. Organizations that deepened and advanced our services capabilities, scale and reach and brought automation, cloud native, dev ops and cyber-security expertise. Through these acquisitions and new hires, in three years we welcomed more than 5,000 new coworkers—more than half in technical roles. Our technical team nearly doubled in size and as we entered 2023 represented more than half of all customer facing coworkers. A team that supports our full-stack, full-lifecyle, full outcomes approach. Full outcomes because it is not the specific product or service customers seek — it's the outcome technology delivers. At its essence, technology delivers five key outcomes—innovation, cost management, agility, risk mitigation and enhanced experiences. Outcomes we call *ICARE*.

Today, ICARE-based solutions leverage the best of our partners' technologies to meet our customers' most pressing needs and drive results. Results that strengthen our value proposition to both customers and partners. ICARE-based solutions deliver exceptional end-to-end experiences for our customers and our partners with an engagement model built on trust, reach and expertise, coupled with a frictionless, intelligent and connected digital experience. An experience that combines the best in high touch with the best in high tech.

All of our investments are delivering customer outcomes *and* CDW results. In 2022 the team delivered nearly $2 billion of Services revenue — with more than two-thirds generated from professional and managed services. Digital revenue was more than $5 billion.

An Advantaged Business Model

CDW sits between customers and vendor partners, creating value for both.

VALUE TO CUSTOMERS
- Broad selection of products and multi-branded IT solutions
- Value-added services with integration capabilities
- Highly-skilled specialists and engineers
- Solutions across IT lifecycle

VALUE TO VENDOR PARTNERS
- Access to more than 250,000 customers
- Large and established customer channels
- Strong distribution and implementation capabilities
- Customer relationships driving insight into technology roadmaps



In the dynamic world of technology, we know we are never done. We will continue to balance continuity and change and invest to ensure we cut through complexity — whatever new technology or challenges come our way. To ensure our solutions deliver mission critical outcomes. We make technology work so people can do great things. This is our purpose.

Our Purpose Fuels Our Impact

Delivering on our purpose fuels our results and our unwavering commitment to our shareholders. Strong growth in the business and exceptional working capital management in 2022 drove $1.3 billion of free cash flow.* In November 2022, our Board of Directors approved an 18 percent increase in our annual dividend — the ninth consecutive annual increase since our June 2013 IPO. In February 2023, our Board authorized $750 million for share repurchases. Since our IPO our dividend has increased ten-fold and we have returned more than $5.5 billion to stockholders through share repurchases and dividends.

Our purpose also fuels our unwavering commitment to maximize our positive impact on society — with our customers, coworkers, partners, communities and the environment. Once again, we made excellent progress against this objective in 2022.

CDW talent is our superpower. Time and again, CDW coworkers demonstrate why they are so vital to our ability to successfully deliver industry-leading performance and how they sustain our unique, performance-driven culture. In 2022, we ramped up programs to identify, recruit and develop diverse talent in all parts of the company. To foster their success, and ours, we continued to strive to operate in an environment where everyone is free to be their authentic self. An environment where we share common goals but respect the diversity that makes us strong. An environment that makes us better collaborators and innovators.

"Customers need us now more than ever. The pace of change will only quicken, and technology needs will only become more pressing. We are ready."

We expanded our Social Impact strategy, and now partner with more than 80 organizations — each with clear, compelling focus on closing the digital divide. With our deep understanding of the transformative power of technology we know that digital equity is a key to social justice. Digital equity unlocks access to education, employment, healthcare and vital community information for all. These and other efforts were recognized in our rankings for our Environmental, Social and Governance (ESG) efforts — including a #11 spot in the 2022 RepTrak Nasdaq 100 ESG rankings.

While an important external measure and one we are proud of, for us, it is not about the scores. It is about results. You can learn more about our outcomes across ESG and diversity, equity and inclusion in CDW's 2022 Environmental, Social and Governance report www.CDW.com/esg.

Looking to the Future

As we move into 2023, the macroeconomic environment continues to reflect global uncertainty. There are two things we know for sure — technology will continue to be a critical driver of outcomes and CDW will be there for our customers as their trusted technology advisor — *to make technology work so people can do great things.*

Customers need us now more than ever. The pace of change will only quicken, and technology needs will only become more pressing. We are ready. By staying the course on our playbook of balancing change and continuity we intend to be even more important to their success in the years ahead.

In Appreciation

I want to extend my heartfelt appreciation to Paul Finnegan, who is retiring from our Board of Directors. Paul's indelible impact on CDW is reflected in the exceptional long-term value created for all of our stakeholders during his distinguished tenure.

Thank you to our more than 250,000 customers around the world for the trust and confidence you place in us every day. You are why we exist. Thank you to our more than 1,000 world class technology partners. We value you. And, to our more than 15,000 coworkers around the world thank you for your commitment. Thank you for your tireless work to ensure we remain our customers' partner of choice, regardless of where their priorities lie. You truly are our inspiration.



Christine A. Leahy
Chair, President and
Chief Executive Officer
April 7, 2023



Christine A. Leahy

* Free cash flow is a non-GAAP financial measure. Please refer to "Use of Non-GAAP Financial Measures" on the inside back cover for further information.

GOVERNANCE AND LEADERSHIP

Board of Directors

Virginia C. Addicott
Retired President &
Chief Executive Officer,
FedEx Custom Critical

James A. Bell
Retired Executive Vice President,
Corporate President & Chief
Financial Officer,
The Boeing Company

Lynda M. Clarizio
Co-Founder and General Partner of
The 98 and Former Executive Vice
President, Strategic Initiatives,
The Nielsen Company (US), LLC

Paul J. Finnegan*
Co-Chief Executive Officer,
Madison Dearborn Partners, LLC

Anthony R. Foxx
Former United States Secretary
of Transportation

Marc E. Jones
Chairman, President and
Chief Executive Officer of
Aeris Communications, Inc.

Christine A. Leahy
Chair, President & Chief
Executive Officer,
CDW Corporation

Sanjay Mehrotra
President & Chief Executive Officer,
Micron Technology, Inc.

David W. Nelms
Lead Independent Director of
the Board; Retired Chairman &
Chief Executive Officer,
Discover Financial Services, Inc.

Joseph R. Swedish
Retired Chairman, President &
Chief Executive Officer,
Anthem, Inc.

Donna F. Zarcone
Retired President &
Chief Executive Officer,
The Economic Club of Chicago

Retiring immediately prior to the 2023 Annual Meeting

Corporate Officers

Christine A. Leahy
Chair, President & Chief Executive Officer

Jill M. Billhorn
Senior Vice President, Commercial Sales

Sona Chawla
Chief Growth & Innovation Officer

Mark C. Chong
Senior Vice President, Integration Lead

Elizabeth H. Connelly
Senior Vice President, Healthcare

Christina M. Corley
Chief Commercial & Operating Officer

Michael S. Drory
Senior Vice President, Strategy &
Corporate Development

Andrew J. Eccles
Senior Vice President, Integrated
Technology Solutions

Robert F. Kirby
Senior Vice President, Public Sales

Frederick J. Kulevich
Senior Vice President, General
Counsel & Corporate Secretary

Peter R. Locy
Vice President, Controller &
Chief Accounting Officer

Albert J. Miralles
Senior Vice President &
Chief Financial Officer

Aletha C. Noonan
Senior Vice President, Product &
Partner Management

Steven J. O'Brien
Vice President, Investor Relations

Anand J. Rao
Senior Vice President, Chief
Marketing & Digital Officer

Sanjay Sood
Senior Vice President &
Chief Technology Officer

Carolyn A. Wiesenhahn
Chief People Officer & Senior Vice
President, Coworker Success

Robert J. Welyki
Vice President, Treasurer &
Assistant Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
      For the fiscal year ended December 31, 2022

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
      For the transition period from   to


Commission File Number 001-35985



CDW CORPORATION

(Exact name of registrant as specified in its charter)


Delaware	**26-0273989**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
75 Tri-State International	
Lincolnshire , Illinois	**60069**
(Address of principal executive offices)	(Zip Code)


(847) 465-6000

(Registrant's telephone number, including area code)

None

(Former name, former address and former fiscal year, if changed since last report)


Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	CDW	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒ Yes   ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐ Yes   ☒ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Yes   ☒ No

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes   ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was $21,272 million, based on the per share closing sale price of $157.56 on that date.

As of February 21, 2023, there were 135,591,556 shares of common stock, $0.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain parts of the registrant's definitive proxy statement for its 2023 annual meeting of stockholders to be held on May 18, 2023, which will be filed with the Securities and Exchange Commission on or before April 30, 2023, are incorporated by reference into Part III of this Annual Report on Form 10-K.

CDW CORPORATION AND SUBSIDIARIES

ANNUAL REPORT ON FORM 10-K
Year Ended December 31, 2022

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical fact are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results or events and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. We claim the protection of The Private Securities Litigation Reform Act of 1995 for all forward-looking statements in this report.

These forward-looking statements are identified by the use of terms and phrases such as "anticipate," "assume," "believe," "estimate," "expect," "goal," "intend," "plan," "potential," "predict," "project," "target" and similar terms and phrases or future or conditional verbs such as "could," "may," "should," "will," and "would." However, these words are not the exclusive means of identifying such statements. Although we believe that our plans, intentions and other expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results or events to differ materially from those that we expected.

Important factors that could cause actual results or events to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by those cautionary statements as well as other cautionary statements that are made from time to time in our other Securities and Exchange Commission ("SEC") filings and public communications. You should evaluate all forward-looking statements in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not reflect all of the factors that could cause actual results or events to differ from our expectations. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this report are made only as of the date hereof or, with respect to any documents incorporated by reference, available at the time such document was prepared or filed with the SEC. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Item 1. Business

Our Company

CDW Corporation (together with its subsidiaries, the "Company," "CDW" or "we"), a Fortune 500 company and member of the S&P 500 Index, is a leading multi-brand provider of information technology ("IT") solutions to small, medium and large business, government, education and healthcare customers in the United States ("US"), the United Kingdom ("UK") and Canada. Our broad array of offerings ranges from discrete hardware and software products to integrated IT solutions and services that include on-premise and cloud capabilities across hybrid infrastructure, digital experience and security.

On December 1, 2021, we completed our previously announced acquisition of Sirius Computer Solutions, Inc. ("Sirius"). This strategic acquisition has enhanced our services and solutions capabilities in key areas, including hybrid infrastructure, security, digital and data innovation, and cloud and managed services, as well as added services scale, further balancing and diversifying our portfolio mix. The addition of Sirius strengthens our role as the trusted technology advisor to our customers, with the expertise and portfolio breadth, depth and scale to orchestrate complete customer-centric solutions.

We are vendor, technology and consumption model "agnostic", offering a broad selection of products and multi-branded IT solutions. Our solutions are delivered in physical, virtual and cloud-based environments through approximately 10,600 customer-facing coworkers, including sellers, highly-skilled technology specialists and advanced service delivery engineers. We are a leading sales channel partner for many original equipment manufacturers ("OEMs"), software publishers and cloud providers (collectively, our "vendor partners"), whose products we sell or include in the solutions we offer. We provide our vendor partners with a cost-effective way to reach customers and deliver a consistent brand experience through our established end-market coverage, technical expertise and extensive customer access.

We simplify the complexities of technology solutions across design, selection, procurement, integration and management for our customers. Our goal is to have our customers, regardless of their size, view us as a trusted adviser and extension of their IT resources. Our multi-brand offering approach across our vendor partners enables us to provide the solutions and services that best address each customer's specific requirements to enable their desired business outcomes.

We have capabilities to provide integrated IT solutions in more than 150 countries for customers with primary locations in the US, UK and Canada, which are large and growing markets. According to the International Data Corporation ("IDC"), the total US, UK and Canadian IT market generated approximately $1.4 trillion in sales in 2022. We believe our addressable markets in the US, UK and Canada represent approximately $460 billion in annual sales. These are highly fragmented markets served by thousands of IT resellers and solutions providers. For the year ended December 31, 2022, we estimate that our total Net sales of $23.7 billion represented approximately 5% of our addressable markets. We believe that demand for IT will continue to outpace general economic growth in the markets we serve, fueled by new technologies, including hybrid and cloud computing, virtualization and mobility as well as growing end-user demand for security, efficiency and productivity.

Value Proposition

We are positioned in the middle of the IT ecosystem where we procure products from OEMs, software publishers, cloud providers and wholesale distributors and provide added value to our customers by helping them navigate through complex options and implement the best solution for their business. In this role, we believe we provide unique value to both our vendor partners and our customers.

Our value proposition to our customers
- Broad selection of products and multi-branded IT solutions
- Value-added services with integration capabilities
- Highly-skilled specialists and engineers
- Solutions across IT lifecycle

Our value proposition to our vendor partners
- Access to over 250,000 customers
- Large and established customer channels
- Strong distribution and implementation capabilities
- Customer relationships driving insight into technology roadmaps

Customers

We provide integrated IT solutions to over 250,000 small, medium and large business, government, education and healthcare customers throughout the US, UK and Canada.

We serve our customers through sales teams focused on customer end-markets that are supported by technical specialists and highly-skilled service delivery engineers. Our market segmentation allows us to customize our offerings and to provide enhanced expertise in designing and implementing IT solutions that meet our customer's specific needs.

We have three reportable segments, Corporate, Small Business and Public. Our Corporate segment primarily serves US private sector business customers with more than 250 employees. Our Small Business segment primarily serves US private sector business customers with up to 250 employees. Our Public segment is comprised of government agencies and education and healthcare institutions in the US. We also have two other operating segments: CDW UK and CDW Canada, each of which do not meet the reportable segment quantitative thresholds and, accordingly, are included in an all other category ("Other").

In our US business, which represents approximately 90% of our revenues, we currently have five dedicated customer channels: corporate, small business, government, education and healthcare, each of which generated $1.9 billion or greater in Net sales in 2022. Net sales to customers in the UK and Canada combined generated $2.9 billion in 2022. We believe this diversity of customer end-markets provides us with multiple avenues for growth and has been a key factor in our ability to weather economic and technology cycles and continue to gain market share.

Partners

We provide more than 100,000 products and services from more than 1,000 partners, including well-established companies such as Adobe, APC, Apple, Cisco, Dell EMC, Google, Hewlett Packard Enterprise, HP Inc., IBM, Intel, Lenovo, Microsoft, NetApp, Nutanix, Palo Alto Networks, Poly, Pure Storage, Samsung, and VMware, as well as from emerging technology companies to expand our portfolio. This broad portfolio of partners and technologies enables us to offer customers significant options and meet customer demand for the products and solutions that best meet their needs. We believe our value proposition to vendor partners enables us to evolve our offering as new technologies emerge and new companies seek us as a channel partner.

In 2022, we generated over $1.5 billion of Net sales from each of our five largest vendor partners. We have received the highest level of certification from major vendor partners such as Cisco, Dell EMC, Hewlett Packard Enterprise, IBM, Microsoft, NetApp, Nutanix, Palo Alto Networks, Samsung, and VMware which reflects the extensive product and solution knowledge and capabilities that we bring to our customers' IT challenges. These certifications also provide us with access to favorable pricing, tools and resources, including vendor incentive programs, which we use to provide additional value to our customers. Our vendor partners also regularly recognize us with top awards and select us to develop and grow new customer solutions.

Product Procurement

We may purchase all or only some of the products our vendor partners offer for resale to our customers or for inclusion in the solutions we offer. Each vendor partner agreement provides for specific terms and conditions, which may include one or more of the following: product return privileges, price protection policies, purchase discounts and vendor incentive programs, such as purchase or sales rebates and cooperative advertising reimbursements. We also purchase software from major software publishers and cloud providers for resale to our customers or for inclusion in the solutions we offer. Our agreements allow us to resell cloud based solutions, software or other licensed products to the end-user customer.

In addition to purchasing products directly from our vendor partners, we purchase products from wholesale distributors for resale to our customers or for inclusion in the solutions we offer. These wholesale distributors provide logistics management and supply-chain services for us, as well as for our vendor partners.

Inventory Management

We operate two distribution centers in North America and one distribution center in the UK which combined are more than 1 million square feet in size. Leveraging our distribution and logistics capabilities, we handle and ship approximately 38 million units annually on an aggregate basis from our distribution centers.

We also have drop-shipment arrangements with many of our OEMs and wholesale distributors, which permit us to offer products to our customers without having to take physical delivery at our distribution centers. These arrangements represented approximately 51% of total North America Net sales in 2022. Electronic delivery for software licenses is approximately 12% of total North America Net sales in 2022.

We believe that the location of our distribution centers allows us to efficiently ship products to our customers and provide timely access to our principal distributors. We believe that our logistics and configuration capabilities delivered by our highly skilled and certified team enable us to customize technology for our customers to meet their unique needs.

We believe competitive sources of supply are available in substantially all of the product categories that we offer.

Competition

The market for technology products and services is highly competitive and subject to economic conditions and rapid technological changes. This competitive environment includes the ability to tailor specific solutions to customer needs, the quality and breadth of product and service offerings, knowledge and expertise of sales force, customer service, price, product availability, speed of delivery and credit availability. We face competition from resellers, direct manufacturers, large service providers, cloud providers, telecommunication companies, and to a lesser extent e-tailers and retailers. Smaller, local or regional value-added resellers typically focus on a single solution suite or portfolio of solutions from one or two vendor partners.

We believe we are well positioned to compete within this marketplace due to our competitive advantages. We expect the competitive landscape to continue to evolve as new technologies are developed. While innovation can help our business as it creates new offerings for us to sell, it can also disrupt our business model and create new and stronger competitors. For additional information on the risks associated with competition, see "Item 1A. Risk Factors."

We believe we have sustainable competitive advantages that differentiate us in the marketplace. We have built a strong sales organization and deep services and solutions capabilities over time and expect to continue to invest to enhance these capabilities, which we believe when combined with our competitive advantages of scale and a performance driven culture, will help drive sustainable, profitable growth for us today and in the future. Our scale enables us to have a national and international footprint, as well as invest in resources to meet specific customer end-market needs. Our sellers are organized around unique customer end-markets that are both vertically and geographically focused. Our scale enables our ability to invest in technical coworkers who work directly with our sellers to help customers implement increasingly complex IT solutions. We have cross-border relationships that enable us to serve the needs of our US, UK and Canadian-based customers in more than 150 countries. Our strong, execution-oriented culture is underpinned by our compensation system.

Our Offerings

Our offerings range from discrete hardware and software products and services to complex integrated solutions including one or more of these elements. We believe our customers increasingly view technology purchases as integrated solutions vital to their strategies and missions rather than discrete product and services categories. We estimate that approximately 50% of our Net sales in 2022 in the US came from sales of product categories and services typically associated with solutions. Our hardware products include notebooks/mobile devices (including tablets), network communications, desktop computers, video monitors, enterprise and data storage, and other hardware. Our software products include application suites, security, virtualization, operating systems and network management. Our services include advisory and design, software development, implementation, managed services and warranties.

IT is important to both critical business operations and to drive greater growth and productivity. To help our customers accomplish this, we have built a robust portfolio of solutions across hybrid infrastructure, digital experience, security and services that we provide in physical, virtual, or cloud-based environments.

We provide customers with cloud solutions and services through public cloud solutions, which reside off customer premises on a public (shared) infrastructure, private cloud solutions, which reside on customer premises, and hybrid cloud solutions that deliver the benefits of both public and private solutions. Our migration, integration and managed services help our customers simplify cloud adoption, as well as the ongoing management of cloud solutions, across the entire IT lifecycle. Service delivery engineers work with our customers to design cloud solutions meeting their organizational, technology and financial objectives.

We offer a broad portfolio of integrated solutions that include the following on-premise, hybrid and cloud capabilities:

• *Services*: We help organizations design, orchestrate and manage technology for their unique needs. Our offerings demonstrate our expertise in the most critical technology areas for our customers. Our service delivery engineers have expertise which include integrated cloud, collaboration, data center, mobility and security business technology, from the physical to the application layer. We leverage best-in-class partner technology platforms to seamlessly architect and manage disparate IT platforms into integrated business technology solutions.

• *Hybrid Infrastructure*: We assess our customers application infrastructure need, design flexible, resilient and efficient solutions and manage the solution throughout its lifecycle. Our broad portfolio of hardware and software products, encompassing both on and off-premise solutions, enables us to provide well-integrated solutions, including converged and hyper-converged infrastructure, physical and virtualized servers, software defined automation and orchestration solutions, hybrid storage, energy-efficient power and cooling, and data center networking.

- *Digital Experience*: We build end-to-end solutions that deliver access to applications that improve our customers' productivity regardless of device or location. We connect our customers' physical devices, including laptops, desktops, IP Phones, mobile devices and print systems. We utilize collaboration solutions to unite applications via the integration of products that facilitate the use of multiple enterprise communication methods including email, persistent chat, social media, voice and video. We also host cloud-based collaboration solutions. Our solutions provide the tools that allow our customers' employees to share knowledge, ideas and information among each other and with clients and partners effectively, securely and quickly.

- *Security*: We assess our customers' security needs and provide them with tools and services to help effectively manage risk. We are a security solutions integrator that combines our expertise in design, solution architecture and implementation services. Our customer solutions can take the form of hardware, software or Software as a Service across a multitude of categories such as: endpoint security, email security, web security, intrusion prevention, authentication, firewall, virtual private network services and network access control. Security consulting engagements include security assessment, policy and procedure gap analysis, security roadmaps and health checks.

Although we believe customers increasingly view technology purchases as solutions rather than discrete product and service categories, our Net sales by major category, based upon our internal category classifications, was as follows:

	Year Ended December 31,					
	2022		2021		2020	
	Dollars in Millions	Percentage of Total Net Sales	Dollars in Millions	Percentage of Total Net Sales	Dollars in Millions	Percentage of Total Net Sales
Hardware:						
Notebooks/Mobile Devices	$ 6,179.7	26.0 %	$ 6,659.4	32.0 %	$ 5,486.2	29.7 %
Netcomm Products	2,729.7	11.5	1,950.9	9.4	1,955.0	10.6
Desktops	1,284.9	5.4	1,203.6	5.8	1,132.4	6.1
Video	1,785.2	7.5	1,605.0	7.7	1,190.8	6.4
Enterprise and Data Storage (Including Drives)	1,375.0	5.8	992.1	4.8	947.4	5.1
Other Hardware	4,736.5	19.9	4,358.6	20.9	4,121.6	22.3
Total Hardware	18,091.0	76.1	16,769.6	80.6	14,833.4	80.2
Software[1]	3,684.9	15.5	2,802.4	13.5	2,581.0	14.0
Services[1]	1,842.0	7.8	1,126.1	5.4	913.9	4.9
Other[2]	130.8	0.6	122.7	0.5	139.2	0.9
Total Net sales	$ 23,748.7	100.0 %	$ 20,820.8	100.0 %	$ 18,467.5	100.0 %

1. Certain software and services revenue is recorded on a net basis for accounting purposes, so the category percentage of Net sales is not representative of the category percentage of gross profits.

2. Includes items such as delivery charges to customers.

Our Internal Capabilities

Human Capital Management

Our culture is reflected through our coworkers, who are driven to serve our customers, our partners, our communities and all our stakeholders. We provide our coworkers with diverse experiences, engagement opportunities, strong training and development, competitive compensation and meaningful careers, which creates a high-performance culture that is central to CDW's success. We know that an inclusive environment produces the best ideas and our coworkers are driven to finding the best technology solutions to enable the mission-driven needs of our customers.

We have approximately 15,100 coworkers across the globe, with 12,250 coworkers in the US, 1,750 in the UK and 1,100 in Canada. More than 50% of our US Net sales are generated by account managers who have more than seven years of tenure with CDW. Our coworker relations are strong and none of our coworkers are covered by collective bargaining agreements.

Diversity, Equity and Inclusion

CDW's commitment to diversity, equity and inclusion is a core value that shapes who we are, and how we work, grow and do business. We remain steadfast in our commitment to a culture of inclusion and equity, where everyone feels they belong.

Our diversity, equity and inclusion efforts foster an inclusive environment for coworkers and job candidates that cannot be separated from how we work with customers, partners and the community. It all comes back to our character, values and ethics as an organization. We are focused on making sure our values are reflected in our behavior where everyone feels they are seen, heard and valued.

Coworker Engagement

We strive to create a culture of collaboration, belonging and individual growth and reward. Our coworker engagement strategy utilizes frequent, short surveys as well as virtual listening groups to gain a real-time understanding of the coworker experience at CDW. As a result of our coworkers' consistent engagement, we have garnered meaningful feedback and recommendations, which have led to measurable and impactful results.

Training & Development

We focus on skills enhancement, leadership development, innovation excellence and professional growth throughout our coworkers' careers at CDW. Our programs include: leadership development trainings, unique developmental opportunities for our high-potential emerging leaders, a 24-month training program for new North American sales coworkers, technical skill development training, an 15-month apprentice-style program for aspiring engineers, and coworker access to over 15,000 on-demand educational modules.

Total Rewards

Our total rewards philosophy provides market competitive compensation and benefits designed to attract, retain and motivate our coworkers. We pay for performance through our compensation programs which are aligned to both individual and company performance. Our sellers' compensation is aligned to their individual performance and provides substantially uncapped commission opportunity. We provide a comprehensive benefits package to our coworkers, including healthcare, retirement plans with profit sharing and match, tuition assistance, inclusive parental leave policies, adoption assistance, paid time off, paid volunteer hours and philanthropic match programs based upon eligibility and location.

Health and Safety

We continue to follow our three guiding principles. First, safeguard the health and well-being of our coworkers, second, serve the mission-driven needs of our customers and third, support our communities. We have implemented a wide variety of measures to help keep our coworkers healthy and safe. Since the start of the pandemic, we have maintained a cross-functional response team led by senior leadership to guide the Company's response to COVID-19, and we continually monitor guidance of the world's leading health authorities. In addition, we implemented safety protocols at our distribution centers, such as additional personal protective equipment, expanded health and safety training and increased available mental health resources.

Oversight and Management

Our Coworker Services organization is responsible for the strategy and management of coworker-related matters, working in concert with all our leaders. Our Board understands the importance of our inclusive, performance-driven culture to our ongoing success and is actively engaged with our President and Chief Executive Officer and our Chief People Officer across a broad range of human capital management topics.

Marketing

We market the CDW brand to US, UK and Canadian audiences using a variety of channels that include digital, broadcast, print, social and other emerging channels. We market to current and prospective customers through integrated marketing programs including behaviorally targeted email, display ads, paid search, social media, events and sponsorships, as well as mass media. This promotion is also supported by integrated communication efforts targeting technology decision-makers, influencers and the general public using a combination of expert technology articles, videos, case studies, media interviews and speaking opportunities.

As a result of our relationships with our vendor partners, a significant portion of our advertising and marketing expenses is reimbursed through cooperative advertising programs. These programs are at the discretion of our vendor partners and are typically tied to sales or other commitments to be met by us within a specified period of time. We believe that our results and analytical techniques that measure the efficacy of our marketing programs differentiate us from our competitors.

Information Technology Systems

We maintain customized IT and unified communication systems that enhance our ability to provide prompt, efficient and expert service to our customers. In addition, these systems enable centralized management of key functions, including purchasing, inventory management, billing and collection of accounts receivable, sales, distribution and financial accounting and reporting. Our systems provide us with thorough and detailed information regarding key aspects of our business. These capabilities help us to continuously enhance productivity, ship customer orders quickly and efficiently, respond appropriately to industry changes and provide high quality customer service. We believe our websites and software tools, which provide electronic order processing and advanced features, such as order tracking, reporting and asset management, make it easy for customers to transact business with us and ultimately strengthen our customer relationships.

History

Founded in 1984, CDW became a public company in 1993. In 2006, we acquired Berbee Information Networks Corporation to expand our capabilities in customized engineering services and managed services. In 2007, we went private and then became public again in 2013.

In 2015, we acquired control of 100% of UK-based IT solutions provider, Kelway TopCo Limited. Rebranded CDW UK in 2016, the acquisition extended our footprint into the UK.

In 2019, we acquired Canada-based technology solutions provider, Scalar Decisions Inc.

CDW's Amplified™ Services portfolio has been aided by acquisitions of various companies. In addition to the acquisition of Sirius in 2021, an IT solutions integrator, as described above, we further strengthened our consulting and services expertise by acquiring Aptris, an IT service management solutions provider and ServiceNow Elite partner, in 2019. In 2020, we acquired IGNW, a cloud-native services, software development and data orchestration capability provider. In 2021, we acquired Amplified IT, which has expert capability in Google Workspace for Education and Focal Point Data Risk, which has expert capabilities in cybersecurity services.

Available Information

We maintain a website at www.cdw.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this report.

Item 1A. Risk Factors

There are many factors that could adversely affect our business, results of operations and cash flows, some of which are beyond our control. The following is a description of some important factors that may cause our business prospects, results of operations and cash flows in future periods to differ materially from those currently expected or desired. Factors not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, results of operations and cash flows.

Business and Operational Risks

Our business depends on our vendor partner relationships and the terms of the agreements governing those relationships.

Our solutions portfolio includes products and services from OEMs, software publishers and cloud providers. We are authorized by these vendor partners to sell all or some of their products and services via direct marketing activities. Our authorization with each vendor partner is subject to specific terms and conditions regarding such things as sales channel restrictions, product return privileges, services performance commitments, price protection policies, purchase discounts and vendor partner programs and funding, including purchase rebates, sales volume rebates, purchasing incentives and cooperative advertising reimbursements. However, we do not have any long-term contracts with our vendor partners and many of these arrangements are terminable upon notice by either party. A reduction in vendor partner programs or funding or our failure to timely react to changes in vendor partner programs or funding could have an adverse effect on our business, results of operations or cash flows. In addition, a reduction in the amount or a change in the terms of credit granted to us by our vendor partners could increase our need for, and the cost of, working capital and could have an adverse effect on our business, results of operations or cash flows.

From time to time, vendor partners may terminate or limit our right to sell some or all of their products or change the terms and conditions or reduce or discontinue the incentives that they offer us. For example, there is no assurance that, as our vendor partners continue to sell directly to end users and through resellers, they will not limit or curtail the availability of their products to solutions providers like us. Any such termination or limitation or the implementation of such changes could have a negative impact on our business, results of operations or cash flows.

We purchase the products included in our portfolio both directly from our vendor partners and from wholesale distributors. A significant portion of our sales are derived from products manufactured by Apple, Cisco, Dell EMC, HP Inc., Lenovo and Microsoft. In addition, purchases from two wholesale distributors, Ingram Micro and TD SYNNEX, represent approximately one-third of our total US purchases. The loss of, or change in business relationship with, any of these or any other wholesale distributors or key vendor partners, or the diminished availability of their products, including due to backlogs for their products, could reduce the supply and increase the cost of products we sell and negatively impact our competitive position.

Further, the sale, spin-off or combination of any of our wholesale distributors or key vendor partners and/or certain of their business units, including any such sale to or combination with a vendor with whom we do not currently have a commercial relationship or whose products we do not sell, or our inability to develop relationships with new and emerging vendors and vendors that we have not historically represented in the marketplace, could have an adverse impact on our business, results of operations or cash flows.

The outbreak of the novel coronavirus ("COVID-19") pandemic has adversely impacted and could continue to adversely impact our business and results of operations and could also adversely impact our cash flows, financial condition and liquidity.

The global spread of COVID-19 continues to create significant macroeconomic uncertainty, volatility and disruption. Many governments and health authorities have from time to time implemented recommendations or mandates intended to slow the further spread of the disease, such as shelter-in-place orders, resulting in the temporary closure of schools and non-essential businesses, or social distancing and other mitigation measures, resulting in modified operations of various businesses including ours, and these measures may remain in place for a significant period of time. While some of these restrictions have been lifted or eased in certain jurisdictions, the recovery process remains uncertain. We have experienced and could continue to experience disruptions, including as a result of resurgences of COVID-19, that prevent us from meeting the demands of our customers, such as product constraints from our vendor partners and wholesale distributors and other disruptions to our supply chain, disruptions in or restrictions on the ability of our coworkers to work effectively, temporary closures of our distribution facilities, modifications in the operation of facilities that remain open and disruptions of commercial delivery services. The impact of COVID-19 and measures implemented to slow the spread have caused and could continue to cause delay in, or limit the ability of, our customers to place orders for our products and services and make timely payments to us and could materially increase our labor, logistics and other costs. As long as the pandemic continues, our coworkers will continue to be exposed to health risks, and we could be negatively impacted in the future if a significant number of our coworkers, or coworkers who perform critical functions, become unable to work as a result of exposure to COVID-19. In addition, the pandemic has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, including the US, the UK and Canada. During the COVID-19 pandemic and even after it has subsided, we may experience adverse impacts to our business as a result of the pandemic's global economic impact, including any recession, economic downturn or volatility, government spending cuts, tightening of credit markets or increased unemployment that has occurred or may occur in the future, which could cause our customers and potential customers to postpone or reduce spending on technology products or services or put downward pressure on prices. In addition, we have experienced and may continue to experience inflationary pressures, resulting in increased product prices that we may be unable to pass on to our customers.

Individually and collectively, the consequences of the COVID-19 pandemic have adversely impacted and could continue to adversely impact our business and results of operations and could also adversely impact our cash flows, financial condition and liquidity. The extent to which the COVID-19 pandemic impacts our business, results of operations, cash flows, financial condition and liquidity in the future will depend on future developments, which are uncertain and cannot be predicted, including, but not limited to, the ultimate duration of the pandemic, future resurgences and emergences of new variants of the virus and their severity, the availability, efficacy and acceptance of vaccines and treatments, actions taken to contain the virus including reimplementation of closures, and the effectiveness of these actions, and to what extent normal economic and operating conditions can resume and be sustained. The COVID-19 pandemic has and may continue to have the effect of heightening many of the other risks described in this "Risk Factors" section.

Our sales are dependent on continued innovations in hardware, software and services by our vendor partners and the competitiveness of their offerings, and our ability to partner with new and emerging technology providers.

The technology industry is characterized by rapid innovation and the frequent introduction of new and enhanced hardware, software and services, such as cloud-based and other "as a service" solutions. We have been and will continue to be dependent on innovations in hardware, software and services, as well as the acceptance of those innovations by customers. Also, customers may delay spending while they evaluate new technologies. A decrease in the rate of innovation, a lack of acceptance of innovations by our customers or delays in technology spending by our customers, could have an adverse effect on our business, results of operations or cash flows.

In addition, if we are unable to anticipate and expand our capabilities to keep pace with changes in technology and new hardware, software and services, for example by providing the appropriate training to our account managers, technology specialists and engineers to enable them to effectively sell and deliver such new offerings to customers, our business, results of operations or cash flows could be adversely affected.

We also are dependent upon our vendor partners for the development and marketing of hardware, software and services to compete effectively with hardware, software and services of vendors whose products and services we do not currently offer or that we are not authorized to offer in one or more customer channels. To the extent that a vendor's offering that is in high demand is not available to us for resale in one or more customer channels, and there is not a competitive offering from another vendor that we are authorized to sell in such customer channels, our business, results of operations or cash flows could be adversely impacted.

Substantial competition could reduce our market share and significantly harm our financial performance.

We compete with hardware resellers, manufacturers who sell directly to customers, large service providers and system integrators, communications service providers, cloud providers, e-commerce companies and office supply retailers, among others. We expect the competitive landscape to continue to evolve as new technologies and consumption models emerge, such as cloud-based and other "as a service" solutions, hyper-converged infrastructure and embedded software solutions. Our continued competitiveness depends upon our ability to anticipate and evolve at pace and scale with new technologies, services and solutions through strategic and timely investments in innovation, expansion of offerings and the capabilities necessary to implement them.

While innovation can help our business as it creates new offerings for us to sell, it can also disrupt our business model and create new and stronger competitors. For instance, while cloud-based solutions present an opportunity for us, cloud-based solutions and technology solutions as a service could increase the amount of sales directly to customers rather than through solutions providers like us, or could reduce the amount of hardware we sell. In addition, some of our hardware and software vendor partners sell, and could intensify their efforts to sell, their products directly to our customers. Moreover, traditional OEMs have increased their services capabilities through mergers and acquisitions with service providers, which could potentially increase competition in the market to provide comprehensive technology solutions to customers. If we are unable to effectively respond to the evolving competitive landscape, or respond in a manner that is less effective than that of our competitors, our business, results of operations or cash flows could be adversely impacted.

We focus on providing high quality service to gain new customers and retain existing customers. To the extent we face increased competition to gain and retain customers, we may be required to reduce prices, increase advertising expenditures or take other actions which could adversely affect our business, results of operations or cash flows. Additionally, some of our competitors may reduce their prices in an attempt to stimulate sales, which may require us to reduce prices. This would require us to sell a greater number of products to achieve the same level of Net sales and Gross profit. If such a reduction in prices occurs and we are unable to attract new customers and sell increased quantities of products, our sales growth and profitability could be adversely affected.

The success of our business depends on the continuing development, maintenance and operation of our information technology systems.

Our success is dependent on the accuracy, proper utilization and continuing operation, maintenance and development of our information technology systems, including our business systems, such as our sales, customer management, financial and accounting, marketing, purchasing, warehouse management, e-commerce and mobile systems, as well as our operational platforms, including voice and data networks and power systems. The quality and our utilization of the information generated by our information technology systems, and our success in implementing new systems and upgrades, affects, among other things, our ability to:

- conduct business with our customers, including delivering services and solutions to them;

- provide the means to effectively manage global operations across time zones;

- keep pace with changes and innovation and compete effectively;

- effectuate comprehensive and reliable data collection, maintenance and governance;

- manage our inventory, accounts receivable and accounts payable;

- support planned growth in services and solutions and continued evolution of the business;

- purchase, sell, ship and invoice our hardware and software products and provide and invoice our services efficiently and on a timely basis; and

- maintain our cost-efficient operating model while scaling our business.

Our information technology systems are inherently exposed to varied technological threats beyond our control. While we have taken steps to protect our information technology systems from a variety of threats, both internal and external, and from human error, there can be no guarantee that those steps will be effective. Furthermore, although we have redundant systems at a separate location to back up our primary systems, there can be no assurance that these redundant systems will operate properly if and when required. Any disruption to or infiltration of our information technology systems could significantly harm our reputation, business and results of operations due to failure to comply with customer, partner, legal or regulatory obligations.

Breaches of data security and the failure to protect our information technology systems from cybersecurity threats could adversely impact our business.

Our business involves the handling, storage and transmission of proprietary information and sensitive or confidential data, including personal information of coworkers, customers, partners and others, which we must do in compliance with applicable law. In connection with our services business, some of our coworkers have access to our customers' confidential data and other information. Additionally, third parties, such as data center colocation and hosted solution partners, provide services to us and also provide services as a component of our services delivery to customers. These third parties or others that are a part of our supply chain could also be a source of security risk in the event of a failure to protect their own products, security systems and infrastructure and we may not be able to control the manner in which these third parties respond to any security breach. We have privacy and data security policies, practices and controls in place that are designed to prevent security breaches; however, as newer technologies evolve, as more business is conducted over the internet and remotely, as we acquire more business operations and as the portfolio of the service providers we exchange confidential information, software and/or hardware with expands, we are exposed to increased risks from breaches in security, including those arising from human error, negligence or mismanagement or from illegal or fraudulent acts, such as cyberattacks.

We, and some third parties upon which we rely, regularly experience malicious attacks and other attempts to gain authorized access to our systems, and attacks against us by state-sponsored organizations and nation-states may increase during periods of intense diplomatic or armed conflicts such as the ongoing conflict between Russia and Ukraine. Although we have not experienced a material security breach to date, the evolving nature of cybersecurity threats, in light of new and sophisticated methods used by criminals and cyberterrorists, state-sponsored organizations and nation-states, including computer viruses, malware, ransomware, phishing, misrepresentation, social engineering and forgery, make it increasingly challenging to anticipate, detect and defend against these threats. We and our third party partners have implemented various security controls to meet compliance and privacy requirements while defending against these evolving security threats. However, breaches in security could expose us, our supply chain, our customers or other individuals to significant disruptions and a risk of public disclosure, loss or misuse of confidential data.

Security breaches could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information (including those under the European Union General Data Protection Regulation and the California Privacy Rights Act), significant remediation costs as well as the loss of existing or potential customers and, ultimately, damage to our brand and reputation. While we maintain insurance coverages that are intended to address certain aspects of data security, such insurance may be insufficient to cover all losses or all types of claims that may arise, and may not continue to be available to us on economically reasonable terms or at all. Moreover, media or other reports of perceived vulnerabilities in our network security or perceived lack of security within our environment, even if inaccurate, could materially adversely impact our reputation and business. The cost and operational consequences of implementing further data protection measures could also be significant. Such breaches, costs and consequences could adversely affect our business, results of operations or cash flows.

If we or our third-party service providers fail to provide high-quality services to our customers, our reputation, brand, business, results of operations or cash flows could be adversely affected.

Our services include professional services, managed services, warranties, configuration services, partner services and telecom services. Additionally, we deliver and manage mission critical software, systems and network solutions for our customers. We also offer certain services, such as implementation and installation services and repair services, to our customers through various third-party service providers engaged to perform these services on our behalf. If we or our third-party service providers fail to provide high-quality services to our customers or such services result in an unplanned disruption of our customers' businesses, this could, among other things, result in legal claims and proceedings and liability for us. Moreover, as we expand our services and solutions business and provide increasingly complex services and solutions, we may be exposed to additional operational, regulatory and other risks. We also could incur liability for failure to comply with the rules and regulations applicable to the new services and solutions we provide to our customers. If any of the foregoing were to occur, our reputation with our customers, our brand and our business, results of operations or cash flows could be adversely affected.

If we lose any of our key personnel, are unable to attract and retain the talent required for our business, our labor costs significantly increase or if our approach to workforce management is ineffective, our business could be disrupted and our financial performance could suffer.

Our success is heavily dependent upon our ability to attract, develop, engage and retain key personnel to manage, lead, innovate and grow our business, including our key executive, management, sales, services and technical coworkers.

Our future success will depend to a significant extent on the efforts of our leadership team, as well as the effectiveness of our succession planning and efforts to develop and promote top talent. Our future success also will depend on our ability to retain and motivate our customer-facing coworkers, who have been given critical CDW knowledge regarding, and the opportunity to develop strong relationships with, many of our customers. In addition, as we seek to expand our offerings of value-added services and solutions, our success will even more heavily depend on attracting and retaining highly skilled technology specialists and engineers, for whom the market is extremely competitive.

In order to attract, retain and motivate key personnel in a competitive marketplace, it is important to provide a competitive compensation package. If our compensation package is not viewed as being competitive, our ability to attract, retain and motivate key personnel could be adversely affected. Additionally, as minimum wage rates increase or related laws and regulations change, we have and may need to continue to increase not only the wage rates of our minimum wage coworkers, but also the wages paid to our other hourly or salaried coworkers.

A sustained labor shortage or increased turnover rates within our coworker base could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain coworkers, and could adversely affect our business, results of operations or cash flows. Additionally, if we fail to effectively manage our workforce, we may need to terminate or reposition coworkers within our Company to eliminate an abundance of or to reconfigure resources, which could damage our coworker relations and our ability to attract and retain key personnel.

If we are unable to attract, develop, engage and retain key personnel, or if our approach to workforce management is ineffective, our relationships with our vendor partners and customers and our ability to expand our offerings of value-added services and solutions could be adversely affected. Moreover, if we are unable to continue to train our sales, services and technical personnel effectively to meet the rapidly changing technology needs of our customers, the overall quality and efficiency of such personnel could decrease. Such consequences could adversely affect our business, results of operations or cash flows.

A natural disaster or other adverse occurrence at one of our primary facilities or a third-party provider location could damage our business.

If the warehouse and distribution equipment or operations at one of our distribution centers were to be seriously damaged or disrupted by a natural disaster, which may increase in number or severity as a result of climate change, or other adverse occurrence, including disruption related to political or social unrest, we could utilize another distribution center or third-party distributors to ship products to our customers. However, this may not be sufficient to avoid interruptions in our service and may not enable us to meet all of the needs of our customers and would cause us to incur incremental operating costs. In addition, we operate numerous facilities which may contain both business-critical data and confidential information of our customers and third parties, such as data center colocation and hosted solution partners, and third-parties provide services as a component of our services delivery to customers. A natural disaster or other adverse occurrence at any of our major data storage locations or third-party provider locations could negatively impact our business, results of operations or cash flows.

Increases in the cost of commercial delivery services or disruptions of those services could materially adversely impact our business.

We generally ship hardware products to our customers by FedEx, United Parcel Service and other commercial delivery services and invoice customers for delivery charges. If we are unable to pass on to our customers future increases in the cost of commercial delivery services (including those that may result from an increase in fuel or personnel costs or a need to use higher cost delivery channels during periods of increased demand), our profitability could be adversely affected. Additionally, strikes, inclement weather, natural disasters or other service interruptions by such shippers or periods of increased demand on delivery services, such as those we have experienced during the COVID-19 pandemic, could materially adversely affect our ability to deliver or receive products on a timely basis.

We are exposed to accounts receivable and inventory risks.

We extend credit to our customers for a significant portion of our sales. We are subject to the risk that our customers may not pay for the products they have purchased, may pay at a slower rate than we have historically experienced, or may seek extended payment terms. This risk is heightened during periods of global or industry-specific economic downturn or uncertainty, during periods of rising interest rates or, in the case of public sector customers, during periods of budget constraints. Significant failures of customers to timely pay all amounts due to us could adversely affect our business, results of operations or cash flows.

We are also exposed to inventory risks as a result of the rapid technological changes that affect the market and pricing for the products we sell. In addition to drop-ship arrangements with many of our OEMs and wholesale distributors, we seek to minimize our inventory exposure through a variety of inventory management procedures and policies, including our rapid-turn inventory model, as well as vendor price protection and product return programs. However, if we were unable to maintain our rapid-turn inventory model, if there were unforeseen product developments that created more rapid obsolescence or if our vendor partners were to change their terms and conditions, our inventory risks could increase. We also from time to time take advantage of cost savings associated with certain opportunistic bulk inventory purchases offered by our vendor partners or we may decide to carry high inventory levels of certain products that have limited or no return privileges due to customer demand or request or to manage supply chain interruptions. If we purchase inventory in anticipation of customer demand that does not materialize, or if customers reduce, delay or decommit from orders, and if we were unable to return the inventory to a vendor partner, we would be exposed to an increased risk of inventory obsolescence.

Achieving the anticipated benefits of the Sirius acquisition remains subject to a number of uncertainties.

On December 1, 2021, the Company completed its acquisition of Sirius (the "Sirius Acquisition"). Risks and uncertainties associated with the integration of Sirius include, among other things, our ability to retain key personnel and maintain relationships with customers, suppliers and other third parties. Moreover, achieving the anticipated benefits of the Sirius Acquisition is subject to a number of uncertainties, including that the anticipated benefits may not be fully realized or may take longer to realize than expected, that the Sirius Acquisition may not be accretive to the extent anticipated, and that the Company's acquisition and integration of Sirius may involve unanticipated liabilities and costs. Failure to achieve the anticipated benefits of the Sirius Acquisition in the expected timeframe or at all could materially adversely affect our business, results of operations, cash flows and common stock price.

We could be exposed to additional risks if we continue to make strategic investments or acquisitions or enter into alliances.

We may continue to pursue transactions, including strategic investments, acquisitions or alliances, in an effort to extend or complement our existing business. These types of transactions involve numerous business risks, including finding suitable transaction partners and negotiating terms that are acceptable to us, the diversion of management's attention from other business concerns, extending our product or service offerings into areas in which we have limited experience, entering into new geographic markets, the potential loss of key coworkers or business relationships and successfully integrating acquired businesses. There can be no assurance that the intended benefits of our investments, acquisitions and alliances will be realized, or that those benefits will offset these numerous risks or other unforeseen factors, any of which could adversely affect our business, results of operations or cash flows.

In addition, our financial results could be adversely affected by financial adjustments required by generally accepted accounting principles in the United States of America ("US GAAP") in connection with these types of transactions, including the Sirius Acquisition, where significant goodwill or intangible assets are recorded. To the extent the value of goodwill or identifiable intangible assets becomes impaired, we may be required to incur material charges relating to the impairment of those assets.

Our future operating results may fluctuate significantly, which may result in volatility in the market price of our stock and could impact our ability to operate our business effectively.

We may experience significant variations in our future quarterly results of operations. These fluctuations may cause the market price of our common stock to be volatile and may result from many factors, including the condition of the technology industry in general, shifts in demand and pricing for hardware, software and services, the introduction of new products or upgrades. Further, if our customers' businesses are adversely affected by global or regional economic conditions such as cost inflation or rising interest rates, they may delay or reduce purchases from us, which could adversely affect our results of operations.

Our operating results are also highly dependent on Gross profit as a percentage of Net sales. Our Gross profit percentage fluctuates due to numerous factors, some of which may be outside of our control, including general macroeconomic conditions including inflation; pricing pressures; changes in product costs from our vendor partners; the availability of price protection, purchase discounts and incentive programs from our vendor partners; changes in product, order size and customer mix; the risk of some items in our inventory becoming obsolete; increases in product and delivery costs that we cannot pass on to customers; and general market and competitive conditions.

In addition, our cost structure is based, in part, on anticipated sales and gross margins. Therefore, we may not be able to adjust our cost structure quickly enough to compensate for any unexpected sales or gross margin shortfall, and any such inability could have an adverse effect on our business, results of operations or cash flows.

Fluctuations in foreign currency have an effect on our reported results of operations.

Our exposure to fluctuations in foreign currency rates results primarily from the translation exposure associated with the preparation of our Consolidated Financial Statements. While our Consolidated Financial Statements are reported in US dollars, the financial statements of our subsidiaries outside the US are prepared using the local currency as the functional currency and translated into US dollars. As a result, fluctuations in the exchange rate of the US dollar relative to the local currencies of our international subsidiaries, particularly the British pound and the Canadian dollar, could cause material fluctuations in our reported results of operations. We also have foreign currency exposure to the extent sales and purchases are not denominated in a subsidiary's functional currency, which could have an adverse effect on our business, results of operations or cash flows.

Macroeconomic and Industry Risks

Global and regional economic and political conditions may have an adverse impact on our business.

Weak or unstable economic conditions generally, inflation and actions taken by central banks to counter inflation, sustained uncertainty about global political conditions (such as that caused by UK's exit from the European Union in 2020, referred to as "Brexit"), periods of intense diplomatic or armed conflict (such as the ongoing conflict between Russia and Ukraine and responsive sanctions against Russia), government spending cuts and the impact of new government policies (including the introduction of new or increased taxes, the imposition of minimum taxes or new or increased limitations on deductions, credits or other tax benefits), or a tightening of credit markets, including as a result of the COVID-19 pandemic or rising interest rates, could cause our customers and potential customers to postpone or reduce spending on technology products or services or put downward pressure on prices, which could have an adverse effect on our business, results of operations or cash flows.

The interruption of the flow of products from suppliers could disrupt our supply chain.

Our business depends on the timely supply of products in order to meet the demands of our customers. Manufacturing interruptions or delays, including as a result of the financial instability or bankruptcy of manufacturers, significant labor disputes such as strikes, natural disasters (which may increase in number or severity as a result of climate change), political or social unrest, armed conflict, pandemics (such as the COVID-19 pandemic) or other public health crises, or other adverse occurrences affecting any of our suppliers' facilities, could disrupt our supply chain. We have experienced and could continue to experience product constraints due to the failure of suppliers to accurately forecast customer demand, or to manufacture sufficient quantities of product to meet customer demand (including as a result of shortages of product components), among other reasons. Additionally, the relocation of key distributors utilized in our purchasing model could increase our need for, and the cost of, working capital and have an adverse effect on our business, results of operations or cash flows.

Moreover, supply chain disruptions have caused and could continue to cause us to experience more volatility in our level of inventory and delays in completion of orders and installations for our customers and could further exacerbate current inflationary pressures. In the event that supply chain pressures ease, we may experience changes in average selling prices and our gross margins on certain products as customers become more price sensitive.

Our supply chain is also exposed to risks related to international operations. While we purchase our products primarily in the markets we serve (for example, products for US customers are sourced in the US), our vendor partners manufacture or purchase a significant portion of the products we sell outside of the US, primarily in Asia. Political, social or economic instability in Asia, or in other regions in which our vendor partners purchase or manufacture the products we sell, could cause disruptions in trade, including exports to the US. Other events related to international operations that could cause disruptions to our supply chain include:

• the imposition of additional trade law provisions or regulations, including the adoption or expansion of trade restrictions;

• the imposition of additional duties, tariffs and other charges on imports and exports, including any resulting retaliatory tariffs or charges and any reductions in the production of products subject to such tariffs and charges;

• foreign currency fluctuations; and

• restrictions on the transfer of funds.

We cannot predict whether the countries in which the products we sell, or any components of those products, are purchased or manufactured will be subject to new or additional trade restrictions or sanctions imposed by the US or foreign governments, including the likelihood, type or effect of any such restrictions. Periods of intense diplomatic or armed conflict, such as the ongoing conflict in Ukraine, may result in new and rapidly evolving trade restrictions and sanctions. Trade restrictions, including new or increased tariffs or quotas, embargoes, sanctions, safeguards and customs restrictions against the products we sell, could increase the cost or reduce the supply of product available to us and adversely affect our business, results of operations or cash flows. In addition, our exports are subject to regulations, some of which may be inconsistent, and noncompliance with these requirements could have a negative effect on our business, results of operations or cash flows.

Our financial performance could be adversely affected by decreases in spending on technology products and services by our public and private sector customers due to, among other things, customer spending decisions and government spending policies.

Our sales are impacted by customer spending decisions on technology, including refresh decisions, customer initiatives that drive technology spending and customer budget priorities. Our sales to our public sector customers, and our other customers that do business with our public sector customers in particular, are impacted by government spending policies, budget priorities and revenue levels. An adverse change in government spending policies (such as budget cuts or limitations or temporary shutdowns of government operations), shifts in budget priorities or reductions in revenue levels, could cause our impacted public sector customers or our other customers that do business with impacted public sector customers to reduce or delay their purchases or to terminate or not renew their contracts with us, which could adversely affect our business, results of operations or cash flows. Additionally, such adverse change in government spending policies, shifts in budget priorities or reductions in revenue levels could impact cash collections from contracts with our impacted public sector customers or other customers that do business with impacted public sector customers, which could adversely affect our business, results of operations or cash flows.

Legal and Regulatory Risks

The failure to comply with our public sector contracts or applicable laws and regulations could result in, among other things, termination, fines or other liabilities, and changes in procurement regulations could adversely impact our business, results of operations or cash flows.

Revenues from our public sector customers are derived from sales to governmental entities, educational institutions and healthcare customers through various contracts and open market sales of products and services. Sales to public sector customers are highly regulated and present risks and challenges not present in private commercial agreements. Noncompliance with contract provisions, government procurement regulations or other applicable laws or regulations (including the False Claims Act, the Medicare and Medicaid Anti-Kickback Statute or similar laws of the jurisdictions for our business activities outside of the US) or security clearance and confidentiality requirements could result in civil, criminal and administrative liability, including substantial monetary fines or damages, termination of government contracts or other public sector customer contracts, and suspension, debarment or ineligibility from doing business with governmental entities or other customers in the public sector. In addition, contracts in the public sector are generally terminable at any time for convenience of the contracting agency or group purchasing organization ("GPO") or upon default and public sector contracts may be subject to periodic funding approval, rejections or delays, which could adversely impact public sector demand for our products and services. Furthermore, our inability to enter into or retain contracts with GPOs may threaten our ability to sell to customers in those GPOs and compete effectively. The effect of any of these possible actions or failures could adversely affect our business, results of operations or cash flows. In addition, the adoption of new or modified procurement regulations and other requirements may increase our compliance costs and reduce our gross margins, which could have a negative effect on our business, results of operations or cash flows.

We are exposed to risks from legal proceedings and audits, including intellectual property infringement claims, which may result in substantial costs and expenses or interruption of our normal business operations.

We are party to various legal proceedings that arise in the ordinary course of our business, which include commercial, employment, tort and other litigation.

We are also subject to intellectual property infringement claims against us in the ordinary course of our business, either because of the products and services we sell or the business systems and processes we use to sell such products and services, in the form of cease-and-desist letters, licensing inquiries, lawsuits and other communications and demands. In our industry, such intellectual property claims have become more frequent as the complexity of technological products and the intensity of competition in our industry have increased. Increasingly, many of these assertions are brought by non-practicing entities whose principal business model is to secure patent licensing revenue, but we may also be subject to demands from inventors, competitors or other patent holders who may seek licensing revenue, lost profits and/or an injunction preventing us from engaging in certain activities, including selling certain products or services.

In addition, we are subject to proceedings, investigations and audits by federal, state, international, national, provincial and local authorities, including as a result of our significant sales to governmental entities. For example, a subsidiary of the Company received a Civil Investigative Demand dated September 20, 2021 from the US Department of Justice ("DOJ") in connection with a False Claims Act investigation. The DOJ has requested information related to teaming agreements with OEMs.

We also are subject to audits by various partners, group purchasing organizations and customers, including government agencies, relating to purchases and sales under various contracts. In addition, we are subject to indemnification claims under various contracts.

Current and future litigation, infringement claims, governmental proceedings and investigations, audits or indemnification claims that we face may result in substantial costs and expenses and significantly divert the attention of our management regardless of the outcome. In addition, these matters could lead to increased costs or interruptions of our normal business operations. Litigation, infringement claims, governmental proceedings and investigations, audits or indemnification claims involve uncertainties and the eventual outcome of any such matter could adversely affect our business, results of operations or cash flows.

Failure to comply with complex and evolving laws and regulations applicable to our operations or failure to meet stakeholder expectations on environmental sustainability and corporate responsibility matters could adversely affect our business, results of operations or cash flows.

Our global operations span a variety of legal regimes, subjecting us to numerous complex, diverse, evolving and at times potentially inconsistent laws and regulations in a number of areas, including labor and employment, advertising, e-commerce, tax, trade, import and export controls, economic and trade sanctions, anti-corruption, data privacy and security requirements, competition, climate, environmental and health and safety. The evaluation of and compliance with these laws, regulations and similar requirements may be onerous and expensive, and may have other adverse impacts on our business, results of operations or cash flows, the risk of which will be heightened as we expand the products and services we offer, expand into new markets and channels and expand internationally. For example, we may be subject to increased costs and use of operational resources associated with complying with any new climate-related laws and regulations. Additionally, the hardware, software and services we offer increasingly utilize new and evolving technologies such as artificial intelligence ("AI"), which presents risks and challenges that could result in legal liability.

We have implemented policies and procedures designed to help ensure compliance with applicable laws and regulations, but there can be no guarantee against coworkers, contractors or agents violating such laws and regulations or our policies and procedures. Additionally, there is increased focus by stakeholders on environmental sustainability and corporate responsibility matters, including climate change response, packaging and waste reduction, energy consumption, and diversity, equity and inclusion. Our disclosure on these matters and our failure, or perceived failure, to meet our commitments or otherwise effectively address these matters may erode customer trust or confidence, particularly if they receive considerable publicity or result in litigation, and could have a negative impact on our business.

As a public company, we also are subject to increasingly complex public disclosure, corporate governance and accounting requirements that increase compliance costs and require significant management focus.

Risks Related to Our Indebtedness

Our level of indebtedness could adversely affect our business.

As of December 31, 2022, we had $5.9 billion of total debt outstanding and $519 million of obligations outstanding under our inventory financing agreements, and the ability to borrow an additional $1.1 billion under our senior unsecured revolving loan facility (the "Revolving Loan Facility"). Our level of indebtedness could have important consequences, including the following:

- making it more difficult for us to satisfy our obligations with respect to our indebtedness;

- requiring us to dedicate a substantial portion of our cash flow from operations to debt service payments on our and our subsidiaries' debt, which reduces the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

- requiring us to comply with restrictive covenants in our senior credit facilities and indentures, which limit the manner in which we conduct our business;

- making it more difficult for us to obtain vendor financing from our vendor partners, including original equipment manufacturers and software publishers;

- limiting our flexibility in planning for, or reacting to, changes in the industry in which we operate;

- placing us at a competitive disadvantage compared to any of our less-leveraged competitors;

- increasing our vulnerability to both general and industry-specific adverse economic conditions; and

- limiting our ability to obtain additional debt or equity financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing.

Restrictive covenants under our senior credit facilities and, to a lesser degree, our indentures may adversely affect our operations and liquidity.

Our senior credit facilities and, to a lesser degree, our indentures contain, and any future indebtedness of ours may contain, various covenants that limit our ability to, among other things:

- incur or guarantee additional debt;

- receive dividends or other payments from our subsidiaries;

- enter into transactions with affiliates;

- pledge our assets as collateral;

- merge or consolidate with other companies or transfer all or substantially all of our assets; and

- engage in sale leaseback transactions.

As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. A breach of any of these covenants or any of the other restrictive covenants would result in a default under our senior credit facilities. Upon the occurrence of an event of default under our senior credit facilities, the lenders:

- will not be required to lend any additional amounts to us;

- could elect to declare all borrowings outstanding thereunder, together with accrued and unpaid interest and fees, to be due and payable; or

- could require us to apply all of our available cash to repay these borrowings.

The acceleration of amounts outstanding under our senior credit facilities would likely trigger an event of default under our existing indentures.

If the lenders under our senior credit facilities accelerate the repayment of borrowings, we may not have sufficient assets to repay our senior credit facilities and our other indebtedness or the ability to borrow sufficient funds to refinance such indebtedness. Even if we were able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

Failure to maintain the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Major debt rating agencies regularly evaluate our debt based on a number of factors, and any rating assigned could be lowered or withdrawn by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes in our financial position, so warrant. We may not be able to maintain our existing investment grade ratings from certain credit rating agencies, and the failure to do so could increase the cost of servicing certain of our existing indebtedness, and make it more difficult to raise debt financing on favorable terms in the future.

We and our subsidiaries may be able to incur substantially more debt, including secured debt. This could further increase the risks associated with our leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our senior credit facilities and indentures do not fully prohibit us or our subsidiaries from doing so. To the extent that we incur additional indebtedness, the risks associated with our level of indebtedness described above, including our possible inability to service our debt, will increase. As of December 31, 2022, we had $1.1 billion available for additional borrowing under our Revolving Loan Facility.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Certain of our borrowings, primarily borrowings under our senior credit facilities, are at variable rates of interest and expose us to interest rate risk. As of December 31, 2022, we had $857 million of variable rate debt outstanding. Interest rates increased significantly during 2022 and may continue to do so. When interest rates increase, our debt service obligations on the variable rate indebtedness increase even though the amount borrowed remains the same, and could negatively impact our net income absent any derivative instruments. From time to time, we may execute derivative instruments to reduce interest rate volatility, subject to acceptable terms. We cannot assure you we will enter into such derivative instruments in the future or that such instruments will be effective.

Risks Related to Ownership of Our Common Stock

Our common stock price may be volatile and may decline regardless of our operating performance, and holders of our common stock could lose a significant portion of their investment.

The market price for our common stock may be volatile. Our stockholders may not be able to resell their shares of common stock at or above the price at which they purchased such shares, due to fluctuations in the market price of our common stock, which may be caused by a number of factors, many of which we cannot control, including the risk factors described in this Annual Report on Form 10-K and the following:

- changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of securities analysts to maintain coverage of our common stock;

- downgrades by any securities analysts who follow our common stock;

- future sales of our common stock by our officers, directors and significant stockholders;

- market conditions or trends in our industry or the economy as a whole;

- investors' perceptions of our prospects;

- announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments; and

- changes in key personnel.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including companies in our industry. In the past, securities class action litigation has followed periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock and depress our stock price.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that may be considered favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of the Company more difficult without the approval of our Board of Directors. These provisions:

- authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

- generally prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders;

- provide that special meetings of the stockholders can only be called by or at the direction of our Board of Directors pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that the Company would have if there were no vacancies;

- establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

- provide that our Board of Directors is expressly authorized to make, alter or repeal our amended and restated bylaws.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless Board or stockholder approval is obtained prior to the acquisition. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors of their choosing and to cause us to take other corporate actions our stockholders desire.

We cannot assure you that we will continue to pay dividends on our common stock or repurchase any of our common stock under our share repurchase program, and our indebtedness and certain tax considerations could limit our ability to continue to pay dividends on, or make share repurchases of, our common stock. If we do not continue to pay dividends, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

We expect to continue to pay a cash dividend on our common stock. However, any determination to pay dividends in the future will be at the discretion of our Board of Directors. Any determination to pay dividends on, or repurchase, shares of our common stock in the future will depend upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions, any potential indebtedness we may incur, our target leverage ratio, restrictions imposed by applicable law, tax considerations and other factors our Board of Directors deems relevant. In addition, our ability to pay dividends on, or repurchase, shares of our common stock will be limited by restrictions on our ability to pay dividends or make distributions to our stockholders and on the ability of our subsidiaries to pay dividends or make distributions to us, in each case, under the terms of our current and any future agreements governing our indebtedness. There can be no assurance that we will continue to pay a dividend at the current rate or at all or that we will continue to repurchase shares of our common stock. If we do not pay dividends in the future, realization of a gain on your investment will depend entirely on the appreciation of the price of our common stock, which may never occur.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries' ability to pay dividends or other distributions to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2022, we owned or leased a total of 2.4 million square feet of space, primarily in the US, UK and Canada. We own two properties: a 513,240 square foot distribution center in North Las Vegas, Nevada, and a combined office and a 442,400 square foot distribution center in Vernon Hills, Illinois. In addition, we conduct sales, services and administrative activities in various locations primarily in the US, UK and Canada.

We believe our facilities are well maintained, suitable for our business and occupy sufficient space to meet our operating needs. As part of our normal business, we regularly evaluate sales center performance and site suitability. Leases covering our currently occupied leased properties expire at varying dates, all within the next 13 years.

We anticipate no difficulty in retaining occupancy through lease renewals, month-to-month occupancy or replacing the leased properties with equivalent properties. We believe that suitable additional or substitute leased properties will be available as required.

Item 3. Legal Proceedings

We are party to various legal proceedings that arise in the ordinary course of our business, which include commercial, intellectual property, employment, tort and other litigation matters. For additional information regarding legal proceedings, refer to Note 16 (Commitments and Contingencies) to the accompanying Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable.

Information about our Executive Officers

The following table lists the name, age as of February 24, 2023 and positions of each executive officer of the Company.

Name	Age	Position
Christine A. Leahy	58	Chair of our Board of Directors since January 1, 2023; President and Chief Executive Officer and member of our Board of Directors since January 2019; Chief Revenue Officer from July 2017 to December 2018; Senior Vice President - International, Chief Legal Officer and Corporate Secretary from May 2016 to July 2017; Senior Vice President, General Counsel and Corporate Secretary from January 2007 to May 2016.
Sona Chawla	55	Chief Growth and Innovation Officer since January 2020; President, Kohl's Corporation (an omnichannel retailer) from May 2018 to October 2019 and Chief Operating Officer from November 2015 to May 2018.
Christina M. Corley	55	Chief Commercial and Operating Officer since January 2020; Chief Operating Officer from January 2019 to January 2020; Senior Vice President, Commercial and International Markets from July 2017 to December 2018; Senior Vice President, Corporate Sales from September 2011 to July 2017.
Frederick J. Kulevich	57	Senior Vice President, General Counsel and Corporate Secretary since October 2017; Vice President and Deputy General Counsel from May 2016 to October 2017; Vice President and Assistant General Counsel from May 2014 to May 2016; Senior Director, Ethics and Compliance from July 2006 to May 2014.
Albert J. Miralles	53	Senior Vice President and Chief Financial Officer since September 2021; Executive Vice President and Chief Financial Officer, CNA Financial Corporation (a commercial property and casualty insurance company) from February 2020 to September 2021; President, CNA Warranty from October 2019 to September 2021; Executive Vice President and Chief Risk Officer of the CNA Insurance Companies from January 2018 to October 2019.
Carolyn Wiesenhahn	51	Chief People Officer and Senior Vice President, Coworker Services since September 2022; Senior Vice President Human Resources, CVS Health (a health solutions company) from June 2016 to August 2022.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has been listed on the Nasdaq Global Select Market since June 27, 2013 under the symbol "CDW."

Holders

As of February 21, 2023, there were 7 holders of record of our common stock. The number of beneficial stockholders is substantially greater than the number of holders of record because a portion of our common stock is held through brokerage firms.

Dividends

On February 8, 2023, we announced that our Board of Directors declared a quarterly cash dividend on our common stock of $0.59 per share. The dividend will be paid on March 10, 2023 to all stockholders of record as of the close of business on February 24, 2023.

We expect to continue to pay quarterly cash dividends on our common stock in the future, but such payments remain at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions, any potential indebtedness we may incur, restrictions imposed by applicable law, tax considerations and other factors that our Board of Directors deems relevant. In addition, our ability to pay dividends on our common stock will be limited by restrictions on our ability to pay dividends or make distributions to our stockholders and on the ability of our subsidiaries to pay dividends or make distributions to us, in each case, under the terms of our current and any future agreements governing our indebtedness. For additional information on our cash resources and needs and restrictions on our ability to pay dividends, see "Management's Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources" included elsewhere in this report. For additional information on restrictions on our ability to pay dividends, see Note 9 (Debt) to the accompanying Consolidated Financial Statements.

Issuer Purchases of Equity Securities

On February 10, 2021, we announced that our Board of Directors authorized a $1.25 billion increase to our share repurchase program under which we may repurchase shares of our common stock from time to time in private transactions, open market purchases or other transactions as permitted by securities laws and other legal requirements. The timing and amounts of any purchases will be based on market conditions and other factors including but not limited to share price, regulatory requirements and capital availability. The program does not require the purchase of any minimum dollar amount or number of shares and the program may be modified, suspended or discontinued at any time.

During the three months ended December 31, 2022, we made no share repurchases.

As of December 31, 2022, we had $87.6 million remaining available under our share repurchase program. On February 8, 2023, we announced that our Board of Directors authorized a $750 million increase to our share repurchase program.

Cumulative Total Shareholder Return

The information contained in this Cumulative Total Shareholder Return section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The following graph compares the cumulative total shareholder return, calculated on a dividend reinvested basis, on $100.00 invested at the closing of the market on December 31, 2017 through and including the market close on December 31, 2022, with the cumulative total return for the same time period of the same amount invested in the S&P 500 Index, the S&P Information Technology Index and a peer group index. We added the S&P Information Technology Index to provide investors with additional information on our performance relative to the general IT industry and will continue to also present our peer group index. Our peer group index for 2022 consists of the following companies: Accenture plc, Arrow Electronics, Inc., Avnet, Inc., Best Buy Company, Inc., CGI Group Inc., Cognizant Technology Solutions Corporation, DXC Technology Company, Flex Ltd., Genuine Parts Company, Henry Schein, Inc., Hewlett Packard Enterprise Company, Insight Enterprises, Inc., Jabil, Inc., LKQ Corporation, TD SYNNEX Corporation, W.W. Grainger, Inc. and Wesco International, Inc. This peer group was selected based on a review of publicly available information about these companies and our determination that they met one or more of the following criteria: (i) similar size in terms of revenue and/or enterprise value (one-third to three times our revenue or enterprise value); (ii) operates in a business-to-business distribution environment; (iii) members of the technology industry; (iv) similar customers (*i.e.*, business, government, healthcare, and education); (v) companies that provide services and/or solutions; (vi) similar margins; (vii) comparable percentage of international sales; (viii) frequently identified as a peer by the other peer companies or Institutional Shareholder Services Inc.; or (ix) identified by the Company as a competitor.

The cumulative total shareholder returns over the indicated period are based on historical data and should not be considered indicative of future shareholder returns.

Cumulative Total Shareholder Return



	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
CDW Corp	$ 100	$ 118	$ 210	$ 196	$ 308	$ 272
S&P 500	$ 100	$ 94	$ 121	$ 140	$ 178	$ 144
S&P Information Technology	$ 100	$ 98	$ 146	$ 207	$ 276	$ 196
CDW Peers	$ 100	$ 89	$ 117	$ 136	$ 191	$ 150

Recent Sales of Unregistered Securities

None.

Item 6. [RESERVED]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Unless otherwise indicated or the context otherwise requires, as used in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," the terms "we," "us," "the Company," "our," "CDW" and similar terms refer to CDW Corporation and its subsidiaries. "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with the Consolidated Financial Statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that are subject to numerous risks and uncertainties. Actual results may differ materially from those contained in any forward-looking statements. See "Forward-Looking Statements" above.

Overview

CDW Corporation, a Fortune 500 company and member of the S&P 500 Index, is a leading multi-brand provider of information technology ("IT") solutions to small, medium and large business, government, education and healthcare customers in the US, the UK and Canada. Our broad array of offerings ranges from discrete hardware and software products to integrated IT solutions and services that include on-premise and cloud capabilities across hybrid infrastructure, digital experience and security.

We are vendor, technology, and consumption model "agnostic", with a solutions portfolio including more than 100,000 products and services from more than 1,000 leading and emerging brands. Our solutions are delivered in physical, virtual and cloud-based environments through approximately 10,600 customer-facing coworkers, including sellers, highly-skilled technology specialists and advanced service delivery engineers. We are a leading sales channel partner for many original equipment manufacturers ("OEMs"), software publishers and cloud providers (collectively, our "vendor partners"), whose products we sell or include in the solutions we offer. We provide our vendor partners with a cost-effective way to reach customers and deliver a consistent brand experience through our established end-market coverage, technical expertise and extensive customer access.

On December 1, 2021, we completed the acquisition of Sirius Computer Solutions, Inc. ("Sirius"). Sirius is a leading provider of secure, mission-critical technology-based solutions and is one of the largest IT solutions integrators in the United States, leveraging its services-led approach, broad portfolio of hybrid infrastructure solutions, and deep technical expertise of its 2,600 coworkers to support corporate and public customers. This strategic acquisition has enhanced our breadth and depth of services and solutions offerings.

We have three reportable segments, Corporate, Small Business and Public. Our Corporate segment primarily serves US private sector business customers with more than 250 employees. Our Small Business segment primarily serves US private sector business customers with up to 250 employees. Our Public segment is comprised of government agencies and education and healthcare institutions in the US. We also have two other operating segments: CDW UK and CDW Canada, each of which do not meet the reportable segment quantitative thresholds and, accordingly, are included in an all other category ("Other"). The financial results of Sirius have been included in our Consolidated Financial Statements and the results of our Corporate, Small Business and Public segments since the date of the acquisition.

We may sell all or only select products that our vendor partners offer. Each vendor partner agreement provides for specific terms and conditions, which may include one or more of the following: product return privileges, price protection policies, purchase discounts and vendor incentive programs, such as purchase or sales rebates and cooperative advertising reimbursements. We also resell software for major software publishers. Our agreements with software publishers allow the end-user customer to acquire software or licensed products and services. In addition to helping our customers determine the best software solutions for their needs, we help them manage their software agreements, including warranties and renewals. A significant portion of our advertising and marketing expenses are reimbursed through cooperative advertising programs with our vendor partners. These programs are at the discretion of our vendor partners and are typically tied to sales or other commitments to be met by us within a specified period of time.

For a discussion of results for the year ended December 31, 2021, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission on February 28, 2022.

Trends and Key Factors Affecting our Financial Performance

We believe the following key factors may have a meaningful impact on our business performance, influencing our ability to generate sales and achieve our targeted financial and operating results:

• General economic conditions are a key factor affecting our results as they can impact our customers' willingness to spend on information technology. Macroeconomic uncertainty persists as a result of the continued rate of inflation and the corresponding increase in interest rates driven by monetary policy. Additionally, social and geopolitical factors such as resurgences of COVID-19, changes in government administration and laws and the ongoing military conflict between Russia and Ukraine have resulted in business volatility and disruption. The enhanced uncertainty in the current environment may result in a delay or pause on investments in technology by our customers.

• Customers' top priorities continue to be digital transformation, security, hybrid and cloud solutions and end point solutions as hybrid environments become the accepted work model and drive demand for remote collaboration and work-and-learn-from-anywhere capabilities. We have orchestrated solutions by leveraging client devices, accessories, collaboration tools, security, software and hybrid and cloud offerings to help customers build these capabilities and achieve their objectives.

• Changes in spending policies, budget priorities and funding levels, including current and future stimulus packages, are key factors influencing the purchasing levels of Government, Healthcare and Education customers. As the duration and ongoing economic impacts of the COVID-19 pandemic remain uncertain, current and future budget priorities and funding levels for Government, Healthcare and Education customers may be adversely affected.

• Technology trends drive customer purchasing behaviors in the market. Current technology trends are focused on delivering greater flexibility and efficiency, as well as designing IT securely. These trends are driving customer adoption of solutions such as those delivered via cloud, software defined architectures and hybrid on-premise and off-premise combinations, as well as the evolution of the IT consumption model to more "as a service" offerings, including software as a service and infrastructure as a service, in addition to ongoing managed and professional service arrangements. Technology trends are likely to change as customers prioritize the projects that produce the most important outcomes for their operations.

Key Business Metrics

We monitor a number of financial and non-financial measures and ratios on a regular basis in order to track the progress of our business and make adjustments as necessary. We believe that the most important of these measures and ratios include average daily sales, Gross profit, Net income, Non-GAAP operating income, Non-GAAP operating income margin, Non-GAAP net income, Net sales growth on a constant currency basis, Net income per diluted share, Non-GAAP net income per diluted share, Free cash flow, Cash and cash equivalents, cash conversion cycle and debt levels including available credit. These measures and ratios are closely monitored by management, so that actions can be taken, as necessary, in order to achieve financial objectives.

In this section, we present Non-GAAP operating income, Non-GAAP operating income margin, Non-GAAP net income, Non-GAAP net income per diluted share, Net sales growth on a constant currency basis and Free cash flow, which are non-GAAP financial measures.

We believe Non-GAAP operating income, Non-GAAP operating income margin, Non-GAAP net income, Non-GAAP net income per diluted share and Net sales growth on a constant currency basis provide analysts, investors and management with helpful information regarding the underlying operating performance of our business, as they remove the impact of items that management believes are not reflective of underlying operating performance. Management uses these measures to evaluate period-over-period performance as management believes they provide a more comparable measure of the underlying business. We also present Free cash flow as we believe this measure provides more information regarding our liquidity and capital resources. Certain non-GAAP financial measures are also used to determine certain components of performance-based compensation. For the definitions of Non-GAAP measures and reconciliations to the most directly comparable US GAAP measure, see "Results of Operations - Non-GAAP Financial Measure Reconciliations."

The results of certain key business metrics are as follows:

(dollars in millions, except per share amounts)	Year Ended December 31,			
		2022		2021
Net sales	$	23,748.7	$	20,820.8
Gross profit		4,686.6		3,568.5
Operating income		1,735.2		1,419.0
Net income		1,114.5		988.6
Non-GAAP operating income		2,050.5		1,645.4
Non-GAAP net income		1,341.5		1,118.9
Net income per diluted share		8.13		7.04
Non-GAAP net income per diluted share		9.79		7.97
Average daily sales[1]		93.5		82.0
Net debt[2]		5,607.5		6,600.4
Cash conversion cycle (in days)[3]		21		24
Cash provided by operating activities		1,335.9		784.6
Free cash flow		1,292.7		476.7

(1)   There were 254 selling days for both the years ended December 31, 2022 and 2021.

(2)   Defined as Total debt minus Cash and cash equivalents.

(3)   Cash conversion cycle is defined as days of sales outstanding in Accounts receivable and certain receivables due from vendors plus days of supply in Merchandise inventory minus days of purchases outstanding in Accounts payable and Accounts payable-inventory financing, based on a rolling three-month average.

Results of Operations

Results of operations, in dollars and as a percentage of Net sales are as follows:

	Year Ended December 31,			
	2022		2021	
	Dollars in Millions	Percentage of Net Sales	Dollars in Millions	Percentage of Net Sales
Net sales	$ 23,748.7	100.0 %	$ 20,820.8	100.0 %
Cost of sales	19,062.1	80.3	17,252.3	82.9
Gross profit	4,686.6	19.7	3,568.5	17.1
Selling and administrative expenses	2,951.4	12.4	2,149.5	10.3
Operating income	1,735.2	7.3	1,419.0	6.8
Interest expense, net	(235.7)	(1.0)	(150.9)	(0.7)
Other (expense) income, net	(11.7)	—	29.7	0.1
Income before income taxes	1,487.8	6.3	1,297.8	6.2
Income tax expense	(373.3)	(1.6)	(309.2)	(1.5)
Net income	$ 1,114.5	4.7 %	$ 988.6	4.7 %

Net sales

Total Net sales for the year ended December 31, 2022 increased $2,928 million, or 14.1%, to $23,749 million compared to the prior year. All operating segments contributed to the Net sales growth. For additional information, see the "Segment Results of Operations" below.

Gross profit

Gross profit was $4,687 million for the year ended December 31, 2022, an increase of $1,118 million, or 31.3%, compared to $3,569 million for the year ended December 31, 2021. As a percentage of Net sales, Gross profit margin increased 260 basis points to 19.7% for the year ended December 31, 2022. The increase in Gross profit margin was primarily driven by more favorable product mix and rate and higher mix of netted down revenue, as well as increased Net sales and margins on services as a result of the recent business acquisitions.

Selling and administrative expenses

Selling and administrative expenses increased $802 million, or 37.3%, to $2,951 million for the year ended December 31, 2022, compared to $2,150 million for the year ended December 31, 2021. The increase was primarily driven by higher payroll expenses consistent with higher Gross profit and higher coworker count, including the impact of the acquisition of Sirius, and higher intangible asset amortization expense from the acquisition of Sirius.

Operating income

Operating income was $1,735 million for the year ended December 31, 2022, an increase of $316 million, or 22.3%, compared to $1,419 million for the year ended December 31, 2021. Operating income increased primarily due to higher Gross profit dollars, partially offset by higher payroll expenses and higher intangible asset amortization from the acquisition of Sirius.

Interest expense, net

Interest expense, net was $236 million for the year ended December 31, 2022, an increase of $85 million, or 56.2%, compared to $151 million for the year ended December 31, 2021. This increase was primarily driven by additional interest expense from the $2.5 billion aggregate principal amount of unsecured senior notes issued on December 1, 2021, the net proceeds of which were used to fund the acquisition of Sirius.

Other (expense) income, net

During the year ended December 31, 2021, we sold all ownership interests in an equity method investment and recognized a $36 million gain, with no similar activity in 2022.

Income tax expense

Income tax expense was $373 million in 2022, compared to $309 million in 2021. The effective income tax rate, expressed by calculating income tax expense as a percentage of Income before income taxes, was 25.1% and 23.8% for 2022 and 2021, respectively.

For 2022, the effective tax rate differed from the US federal statutory rate primarily due to state and local income taxes, partially offset by excess tax benefits on equity-based compensation. For 2021, the effective tax rate differed from the US federal statutory rate primarily due to state and local income taxes and a discrete deferred tax expense as a result of an increase in the UK corporate tax rate effective in 2023, partially offset by excess tax benefits on equity-based compensation.

The 2022 effective tax rate was higher than 2021 primarily attributable to lower excess tax benefits on equity-based compensation, partially offset by a prior year discrete deferred tax expense as a result of an increase in the UK corporate tax rate effective in 2023.

Segment Results of Operations

Net sales by segment, in dollars and as a percentage of total Net sales, and the year-over-year dollar and percentage change in Net sales are as follows:

| | Year Ended December 31, | | | | | |
| | 2022 | | 2021 | | | |
(dollars in millions)	Net Sales	Percentage of Total Net Sales	Net Sales	Percentage of Total Net Sales	Dollar Change	Percent Change[1]
Corporate	$ 10,350.1	43.6 %	$ 8,179.7	39.3 %	$ 2,170.4	26.5 %
Small Business	1,938.9	8.2	1,870.1	9.0	68.8	3.7
Public:						
Government	2,574.3	10.8	2,155.6	10.4	418.7	19.4
Education	3,621.4	15.2	4,108.7	19.7	(487.3)	(11.9)
Healthcare	2,355.6	9.9	1,919.3	9.2	436.3	22.7
Total Public	8,551.3	35.9	8,183.6	39.3	367.7	4.5
Other	2,908.4	12.3	2,587.4	12.4	321.0	12.4
Total Net sales	$ 23,748.7	100.0 %	$ 20,820.8	100.0 %	$ 2,927.9	14.1 %

(1)   There were 254 selling days for both the years ended December 31, 2022 and 2021.

Operating income by segment, in dollars and as a percentage of Net sales, and the year-over-year percentage change was as follows:

| | Year Ended December 31, | | | | |
| | 2022 | | 2021 | | |
	Dollars in Millions	Percentage of Net Sales	Dollars in Millions	Percentage of Net Sales	Percent Change in Operating Income
Segments:[1]					
Corporate	$ 931.7	9.0 %	$ 697.3	8.5 %	33.6 %
Small Business	186.8	9.6	167.7	9.0	11.4
Public	681.7	8.0	606.7	7.4	12.4
Other[2]	130.7	4.5	115.8	4.5	12.9
Headquarters[3]	(195.7)	nm*	(168.5)	nm*	16.1
Total Operating income	$ 1,735.2	7.3 %	$ 1,419.0	6.8 %	22.3 %

* Not meaningful

(1)   Segment operating income includes the segment's direct operating income, allocations for certain Headquarters' costs, allocations for income and expenses from logistics services, certain inventory adjustments and volume rebates and cooperative advertising from vendors.

(2)   Includes the financial results for our other operating segments, CDW UK and CDW Canada, which do not meet the reportable segment quantitative thresholds.

(3)   Includes Headquarters' function costs that are not allocated to the segments.

Corporate

Corporate segment Net sales for the year ended December 31, 2022 increased $2,170 million, or 26.5%, compared to the year ended December 31, 2021. This increase in Net sales, which also included the contribution from the acquisition of Sirius, was primarily driven by customers' priorities on digital transformation and a hybrid work model. These factors resulted in higher Net sales across various categories, including software, netcomm products, services, enterprise storage, notebooks/mobile devices and video.

Corporate segment Operating income was $932 million for the year ended December 31, 2022, an increase of $234 million, or 33.6%, compared to $697 million for the year ended December 31, 2021. Corporate segment Operating income increased primarily due to higher Gross profit dollars, partially offset by higher payroll and higher intangible asset amortization from the acquisition of Sirius.

Small Business

Small Business segment Net sales for the year ended December 31, 2022 increased $69 million, or 3.7%, compared to the year ended December 31, 2021. This increase was primarily driven by customers' priorities on digital transformation, resulting in increased Net sales in services, software and notebooks/mobile devices.

Small Business segment Operating income was $187 million for the year ended December 31, 2022, an increase of $19 million, or 11.4%, compared to $168 million for the year ended December 31, 2021. Small Business segment Operating income increased primarily due to higher Gross profit dollars, partially offset by higher payroll.

Public

Public segment Net sales for the year ended December 31, 2022 increased $368 million, or 4.5%, compared to the year ended December 31, 2021. This increase in Net sales, which also included the contribution from the acquisition of Sirius, was primarily driven by Healthcare and Government customers. Net sales to Healthcare customers increased by 22.7% primarily due to continued focus in digital transformation to enhance patient experiences, which resulted in increased Net sales in services, netcomm products and software. Net sales to Government customers increased 19.4% primarily driven by state and local customers, which resulted in increased Net sales in netcomm products, services and software. These increases were partially offset by decreased Net sales to Education customers of 11.9% primarily driven by decreased Net sales in notebooks/mobile devices with K-12 customers.

Public segment Operating income was $682 million for the year ended December 31, 2022, an increase of $75 million, or 12.4%, compared to $607 million for the year ended December 31, 2021. Public segment Operating income increased primarily due to higher Gross profit dollars, partially offset by higher payroll and higher intangible asset amortization from the acquisition of Sirius.

Other

Net sales in Other, which is comprised of results from our UK and Canadian operations, for the year ended December 31, 2022 increased $321 million, or 12.4%, compared to the year ended December 31, 2021. This increase was driven by both our UK and Canadian operations as customers continued to focus on digital transformation, resulting in increased Net sales in software, netcomm products, notebooks/mobile devices and services.

Other Operating income was $131 million for the year ended December 31, 2022, an increase of $15 million, or 12.9%, compared to $116 million for the year ended December 31, 2021. Other Operating income increased primarily due to higher Gross profit dollars, partially offset by higher payroll.

Non-GAAP Financial Measure Reconciliations

We have included reconciliations of Non-GAAP operating income, Non-GAAP operating income margin, Non-GAAP income before income taxes, Non-GAAP net income, Non-GAAP net income per diluted share, Net sales growth on a constant currency basis and Free cash flow for the years ended December 31, 2022 and 2021 below.

Non-GAAP operating income excludes, among other things, charges related to the amortization of acquisition-related intangible assets, equity-based compensation and the associated payroll taxes, and acquisition and integration expenses. Non-GAAP operating income margin is defined as Non-GAAP operating income as a percentage of Net sales. Non-GAAP income before income taxes and Non-GAAP net income exclude, among other things, charges related to acquisition-related intangible asset amortization, equity-based compensation, acquisition and integration expenses, and the associated tax effects of each. Net sales growth on a constant currency basis is defined as Net sales growth excluding the impact of foreign currency translation on Net sales compared to the prior period. Free cash flow is defined as cash flows from operating activities less capital expenditures, adjusted for the net change in accounts payable-inventory financing and other financed purchases.

Non-GAAP operating income, Non-GAAP operating income margin, Non-GAAP income before income taxes, Non-GAAP net income, Non-GAAP net income per diluted share, Net sales growth on a constant currency basis and Free cash flow are considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company's performance or financial condition that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with US GAAP. Non-GAAP measures used by management may differ from similar measures used by other companies, even when similar terms are used to identify such measures.

We believe Non-GAAP operating income, Non-GAAP operating income margin, Non-GAAP net income, Non-GAAP net income per diluted share and Net sales growth on a constant currency basis provide analysts, investors and management with helpful information regarding the underlying operating performance of our business, as they remove the impact of items that management believes are not reflective of underlying operating performance. Management uses these measures to evaluate period-over-period performance as management believes they provide a more comparable measure of the underlying business. We also present Free cash flow as we believe this measure provides more information regarding our liquidity and capital resources. Certain non-GAAP financial measures are also used to determine certain components of performance-based compensation.

Non-GAAP operating income and Non-GAAP operating income margin

(dollars in millions)	Year Ended December 31,		% Change
	2022	2021	
Operating income, as reported	$ 1,735.2	$ 1,419.0	22.3 %
Amortization of intangibles[1]	167.9	94.9	
Equity-based compensation	91.1	72.6	
Acquisition and integration expenses	48.3	54.3	
Other adjustments	8.0	4.6	
Non-GAAP operating income	2,050.5	1,645.4	24.6 %
Non-GAAP operating income margin	8.6 %	7.9 %	

(1) Includes amortization expense for acquisition-related intangible assets, primarily customer relationships, customer contracts and trade names.

Non-GAAP net income and Non-GAAP net income per diluted share

(dollars in millions)	Year Ended December 31, 2022			Year Ended December 31, 2021			Net Income % Change
	Income before income taxes	Income tax expense[1]	Net income	Income before income taxes	Income tax expense[1]	Net income	
US GAAP, as reported	$1,487.8	$ (373.3)	$1,114.5	$1,297.8	$ (309.2)	$ 988.6	12.7 %
Amortization of intangibles[2]	167.9	(44.6)	123.3	94.9	(18.9)	76.0	
Equity-based compensation	91.1	(30.4)	60.7	72.6	(42.6)	30.0	
Acquisition and integration expenses	48.3	(12.4)	35.9	54.3	(10.4)	43.9	
Gain on sale of equity method investment	—	—	—	(36.0)	8.5	(27.5)	
Net loss on extinguishment of long-term debt	1.6	(0.4)	1.2	6.0	(1.5)	4.5	
Other adjustments	8.0	(2.1)	5.9	4.6	(1.2)	3.4	
Non-GAAP	$1,804.7	$ (463.2)	$1,341.5	$1,494.2	$ (375.3)	$1,118.9	19.9 %
Net income per diluted share, as reported			$ 8.13			$ 7.04	
Non-GAAP net income per diluted share			$ 9.79			$ 7.97	
Shares used in computing US GAAP and Non-GAAP net income per diluted share			137.0			140.5	

(1)   Income tax on non-GAAP adjustments includes excess tax benefits associated with equity-based compensation.

(2)   Includes amortization expense for acquisition-related intangible assets, primarily customer relationships, customer contracts and trade names.

Net sales growth on a constant currency basis

(dollars in millions)	Year Ended December 31,		% Change[1]
	2022	2021	
Net sales, as reported	$ 23,748.7	$ 20,820.8	14.1 %
Foreign currency translation[2]	—	(197.3)	
Net sales, on a constant currency basis	$ 23,748.7	$ 20,623.5	15.2 %

(1)   There were 254 selling days for both the years ended December 31, 2022 and 2021.

(2)   Represents the effect of translating Net sales for the year ended December 31, 2021 of CDW UK and CDW Canada at the average exchange rates applicable in 2022.

Free cash flow

(dollars in millions)	Year Ended December 31,	
	2022	2021
Net cash provided by operating activities	$ 1,335.9	$ 784.6
Capital expenditures	(127.8)	(100.0)
Net change in accounts payable - inventory financing	84.6	(161.8)
Financing payments for revenue generating assets	—	(46.1)
Free cash flow	$ 1,292.7	$ 476.7

Seasonality

While we have not historically experienced significant seasonality throughout the year, sales in our Corporate segment, which primarily serves US private sector business customers with more than 250 employees, have historically been higher in the fourth quarter than in other quarters due to customers spending their remaining technology budget dollars at the end of the year. Additionally, sales in our Public segment have historically been higher in the third quarter than in other quarters primarily due to the buying patterns of the federal government and education customers. Since the onset of the COVID-19 pandemic, we have experienced variability compared to historic seasonality trends. Seasonality by channel is expected to continue to be different than historical experience.

Liquidity and Capital Resources

Overview

We finance our operations and capital expenditures with cash from operations and borrowings under our revolving loan facility. As of December 31, 2022, we had $1.1 billion of availability for borrowings under our revolving loan facility. Our liquidity and borrowing plans are established to align with our financial and strategic planning processes and ensure we have the necessary funding to meet our operating commitments, which primarily include the purchase of inventory, payroll and general expenses. We also take into consideration our overall capital allocation strategy, which includes dividend payments, assessment of debt levels, acquisitions and share repurchases. We believe we have adequate sources of liquidity and funding available for at least the next year; however, there are a number of factors that may negatively impact our available sources of funds. The amount of cash generated from operations will be dependent upon factors such as the successful execution of our business plan, general economic conditions and working capital management.

Our material contractual obligations consist of debt and related interest payments and operating leases. See Note 9 (Debt) and Note 11 (Leases) to the accompanying Consolidated Financial Statements for additional information regarding future maturities of debt and operating leases.

Long-Term Debt and Financing Arrangements

During the year ended December 31, 2022, we prepaid $636 million on our senior unsecured term loan facility without penalty. As a result of the prepayment, no additional mandatory payments are required on the remaining principal amount until its maturity date on December 1, 2026.

As of December 31, 2022, we had total unsecured indebtedness of $5.9 billion and we were in compliance with the covenants under our various credit agreements and indentures.

We may from time to time repurchase one or more series of our outstanding unsecured senior notes, depending on market conditions, contractual commitments, our capital needs and other factors. Repurchases of our senior notes may be made by open market or private transactions and may be pursuant to Rule 10b5-1 plans or otherwise.

For additional information regarding our debt and refinancing activities, see Note 9 (Debt) to the accompanying Consolidated Financial Statements.

Inventory Financing Agreements

We have entered into agreements with certain financial intermediaries to facilitate the purchase of inventory from various suppliers under certain terms and conditions. These amounts are classified separately as Accounts payable-inventory financing on the Consolidated Balance Sheets. We do not incur any interest expense associated with these agreements as balances are paid when they are due. For additional information, see Note 7 (Inventory Financing Agreements) to the accompanying Consolidated Financial Statements.

Share Repurchase Program

During 2022, we made no share repurchases. For additional information about our share repurchase program, refer to Note 12 (Stockholders' Equity) to the accompanying Consolidated Financial Statements.

Dividends

A summary of 2022 dividend activity for our common stock is as follows:

Dividend Amount	Declaration Date	Record Date	Payment Date
$0.500	February 9, 2022	February 25, 2022	March 10, 2022
$0.500	May 4, 2022	May 25, 2022	June 10, 2022
$0.500	August 3, 2022	August 25, 2022	September 9, 2022
$0.590	November 2, 2022	November 25, 2022	December 9, 2022
$2.090			

On February 8, 2023, we announced that our Board of Directors declared a quarterly cash dividend on our common stock of $0.590 per share. The dividend will be paid on March 10, 2023 to all stockholders of record as of the close of business on February 24, 2023.

The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, business prospects, capital requirements, contractual restrictions, any potential indebtedness we may incur, restrictions imposed by applicable law, tax considerations and other factors that our Board of Directors deems relevant. In addition, our ability to pay dividends on our common stock will be limited by restrictions on our ability to pay dividends or make distributions to our stockholders and on the ability of our subsidiaries to pay dividends or make distributions to us, in each case, under the terms of our current and any future agreements governing our indebtedness.

Cash Flows

Cash flows from operating, investing and financing activities are as follows:

	Year Ended December 31,	
(dollars in millions)	2022	2021
Net cash provided by (used in):		
Operating Activities	$ 1,335.9	$ 784.6
Investing Activities		
Capital expenditures	(127.8)	(100.0)
Acquisitions of businesses, net of cash acquired	(36.7)	(2,705.6)
Proceeds from sale of equity method investment	—	36.0
Cash flows used in investing activities	(164.5)	(2,769.6)
Financing Activities		
Net change in accounts payable - inventory financing	84.6	(161.8)
Financing payments on revenue generating assets	—	(46.1)
Other cash flows from financing activities	(1,186.7)	1,040.7
Cash flows (used in) provided by financing activities	(1,102.1)	832.8
Effect of exchange rate changes on cash and cash equivalents	(12.2)	0.1
Net increase (decrease) in cash and cash equivalents	$ 57.1	$ (1,152.1)

Operating Activities

Cash flows from operating activities are as follows:

(dollars in millions)		Year Ended December 31,					
		2022		2021		Change	
Net income	$	1,114.5	$	988.6	$	125.9	
Adjustments for the impact of non-cash items[1]		388.0		227.6		160.4	
Net income adjusted for the impact of non-cash items		1,502.5		1,216.2		286.3	
Changes in assets and liabilities:							
Accounts receivable[2]		(34.8)		(616.8)		582.0	
Merchandise inventory[3]		111.9		(151.0)		262.9	
Accounts payable-trade[4]		(260.0)		374.5		(634.5)	
Other		16.3		(38.3)		54.6	
Net cash provided by operating activities	$	1,335.9	$	784.6	$	551.3	

(1)   Includes items such as depreciation and amortization, deferred income taxes, provision for credit losses and equity-based compensation expense.

(2)   The change is primarily due to sales volume and collection performance.

(3)   The change is primarily driven by shipment activity related to customer stocking positions.

(4)   The change is primarily due to timing of payments.

In order to manage our working capital and operating cash needs, we monitor our cash conversion cycle, defined as days of sales outstanding in accounts receivable plus days of supply in inventory minus days of purchases outstanding in accounts payable, based on a rolling three-month average. Components of our cash conversion cycle are as follows:

(in days)	December 31,	
	2022	2021
Days of sales outstanding (DSO)[1]	71	65
Days of supply in inventory (DIO)[2]	17	17
Days of purchases outstanding (DPO)[3]	(67)	(58)
Cash conversion cycle	21	24

(1)   Represents the rolling three-month average of the balance of Accounts receivable, net at the end of the period, divided by average daily Net sales for the same three-month period. Also incorporates components of other miscellaneous receivables.

(2)   Represents the rolling three-month average of the balance of Merchandise inventory at the end of the period divided by average daily Cost of sales for the same three-month period.

(3)   Represents the rolling three-month average of the combined balance of Accounts payable-trade, excluding cash overdrafts, and Accounts payable-inventory financing at the end of the period divided by average daily Cost of sales for the same three-month period.

The cash conversion cycle decreased to 21 days at December 31, 2022, compared to 24 days at December 31, 2021. The overall decrease was impacted by the acquisition of Sirius. In addition, netted down revenue increases DSO and DPO as the corresponding receivables and payables reflect the gross amounts due from customers and due to vendors while the corresponding sales and cost of sales are reflected on a net basis.

Investing Activities

Net cash used in investing activities decreased $2,605 million in 2022 compared to 2021. This decrease was primarily due to the acquisitions of Sirius, Amplified IT LLC and Focal Point Data Risk LLC in 2021, partially offset by increased capital expenditures in 2022 due to increased investment in our information technology systems and proceeds received from the sale of an equity method investment in 2021. For additional information regarding the acquisitions, see Note 3 (Acquisitions) to the accompanying Consolidated Financial Statements.

Financing Activities

Net cash provided by financing activities decreased $1,935 million in 2022 compared to 2021. The decrease was primarily due to less debt proceeds and higher debt payments in 2022. This decrease was partially offset by the absence of share repurchases and increased volume in our inventory financing arrangements. For additional information regarding the inventory financing and debt activities, see Note 7 (Inventory Financing Agreements) and Note 9 (Debt) to the accompanying Consolidated Financial Statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations or liquidity.

Issuers and Guarantors of Debt Securities

Each series of our outstanding unsecured senior notes (the "Notes") are issued by CDW LLC and CDW Finance Corporation (the "Issuers") and are guaranteed by CDW Corporation ("Parent") and certain of each CDW LLC's direct and indirect, 100% owned, domestic subsidiaries (the "Guarantor Subsidiaries" and, together with Parent, the "Guarantors"). All guarantees by Parent and the Guarantors are joint and several, and full and unconditional; provided that guarantees by the Guarantor Subsidiaries are subject to certain customary release provisions contained in the indentures governing the Notes.

The Notes and the related guarantees are the Issuers' and the Guarantors' senior unsecured obligations and are:

- structurally subordinated to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries and

- rank equal in right of payment with all of the Issuers' and the Guarantors' existing and future unsecured senior debt.

The following tables set forth Balance Sheet information as of December 31, 2022 and December 31, 2021, and Statement of Operations information for the years ended December 31, 2022 and 2021 for the accounts of the Issuers and the accounts of the Guarantors (the "Obligor Group"). The financial information of the Obligor Group is presented on a combined basis and the intercompany balances and transactions between the Obligor Group have been eliminated.

Balance Sheet Information

	December 31,	
(dollars in millions)	2022	2021
Current assets	$ 5,588.3	$ 4,584.1
Goodwill	3,939.7	2,373.1
Other assets	2,032.6	1,017.3
Total Non-current assets	5,972.3	3,390.4
Current liabilities	4,369.3	3,393.0
Long-term debt	5,792.9	6,534.6
Other liabilities	641.9	562.4
Total Long-term liabilities	6,434.8	7,097.0

Statements of Operations Information

	Year Ended December 31,	
(dollars in millions)	2022	2021
Net sales	$ 20,741.8	$ 17,979.4
Gross profit	4,156.6	3,078.0
Operating income	1,584.7	1,301.9
Net income	1,005.8	921.3

Commitments and Contingencies

The information set forth in Note 16 (Commitments and Contingencies) to the accompanying Consolidated Financial Statements included in Part II, Item 8 of this report is incorporated herein by reference.

Critical Accounting Policies and Estimates

The preparation of the Consolidated Financial Statements in accordance with US GAAP requires management to make use of certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities in the Consolidated Financial Statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Historically, we have not made significant changes to the methods for determining these estimates as our actual results have not differed materially from our estimates. We do not believe it is reasonably likely that the estimates and related assumptions will change materially in the foreseeable future; however, actual results could differ from those estimates under different assumptions, judgments or conditions.

Critical accounting policies and estimates are those that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and estimates addressed below. For additional information related to significant accounting policies used in the preparation of our Consolidated Financial Statements, see Note 1 (Description of Business and Summary of Significant Accounting Policies) to the accompanying Consolidated Financial Statements.

Revenue Recognition

We sell some of our products and services as part of bundled contract arrangements containing multiple deliverables, which may include a combination of different products and services. Significant judgment may be required when determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together.

For contracts consisting of multiple performance obligations, the total transaction price is allocated to each performance obligation based upon its standalone selling price. Judgment is required to determine the standalone selling price for each distinct performance obligation. For certain types of performance obligations, we use a combination of methods to estimate the standalone selling price based on recent transactions. When evidence from recent transactions is not available to confirm that the prices are representative of the standalone selling price, an expected cost plus margin approach is used.

Additional judgment is required in determining whether we are the principal, and report revenues on a gross basis, or agent, and report revenues on a net basis. For each identified performance obligation in a transaction, we evaluate the facts and circumstances present to determine whether or not we control the specified good or service prior to transfer to the customer. This evaluation includes, but is not limited to, assessing indicators such as whether: (i) we are primarily responsible for fulfilling the promise to provide the specified goods or service, (ii) we have inventory risk before the specified good or service has been transferred to a customer and (iii) we have discretion in establishing the price for the specified good or service. When the evaluation indicates we control the specified good or service prior to transfer to the customer, we are acting as a principal. When the evaluation indicates we do not control the specified good or service prior transfer to the customer, we are acting as an agent.

The nature of our contracts give rise to variable consideration, primarily in the form of volume rebates and sales returns and allowances. We estimate variable consideration at the most likely amount to which we expect to be entitled. The estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based on an assessment of our anticipated performance and all information that is reasonably available.

We recognize revenue from performance obligations when, or as, the customer obtains control over the specified good or service. That is, when the customer has the ability to direct the use of and obtain substantially all of the benefits from the good or service. For the sale of hardware and software, this is generally upon delivery to the customer. As a result, we perform an analysis to estimate the amount of Net sales in-transit at the end of the period and adjust revenue and the related costs to reflect only what has been delivered to the customer. This analysis requires judgment whereby we perform an analysis of the estimated number of days of sales in-transit to customers at the end of each reporting period based on a weighted-average analysis of commercial delivery terms that include drop-shipment arrangements. Changes in delivery patterns may result in a different number of business days estimated to make this adjustment. For the sale of professional services, we recognize the revenue over time given that our customers simultaneously receive and consume the benefits from these services as they are performed. Revenues from professional services are primarily recognized using an input method, which requires management to make estimates regarding the amount of resources required for each engagement in order to satisfy the performance obligation.

Goodwill

Goodwill is allocated to reporting units expected to benefit from the business combination. Goodwill is subject to periodic testing for impairment at the reporting unit level on an annual basis during the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset may be impaired. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit.

We may elect to utilize a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. As part of our qualitative assessment, judgment is required in weighing the effect of various positive and negative factors that may affect the fair value. We consider various factors, including the excess of fair value over carrying value from the last quantitative test, macroeconomic conditions, industry and market considerations, the projected financial performance and actual financial performance compared to prior year projected financial performance.

If we elect to bypass the qualitative assessment, or if indicators of impairment exist, a quantitative impairment test is performed. As part of the quantitative assessment, application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units and determination of the fair value of each reporting unit. Fair value of a reporting unit is determined by using a weighted combination of an income approach and a market approach, as this combination is considered the most indicative of our fair value in an orderly transaction between market participants. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, determination of our weighted average cost of capital, future market conditions and profitability of future business strategies. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions and other factors. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit. However, our past estimates of fair value would not have indicated an impairment when revised to include subsequent years' actual results.

We completed our annual impairment analysis during the fourth quarter of 2022. We performed a qualitative analysis for all reporting units and concluded that it was more likely than not that the fair values of all reporting units exceeded their respective carrying values and, therefore, did not result in an impairment. In 2020, we performed a quantitative analysis of goodwill impairment and determined that no impairment existed.

Business combinations

We allocate purchase price consideration to the assets acquired and liabilities assumed based on their fair values as of the acquisition date. Determining the fair value of these assets and liabilities requires the use of significant estimates, particularly in valuing acquired intangible assets and Goodwill.

Purchased intangible assets other than goodwill are initially recognized at fair value and amortized over their useful lives. We determine the fair value of purchased intangible using an income approach on an individual asset basis. The fair value measurements were primarily based on significant inputs that are not observable, which are categorized as a Level 3 measurement in the fair value hierarchy. The values assigned to consideration transferred, assets acquired and liabilities assumed may be adjusted during the measurement period as new information arises.

We use the multi-period excess earnings method to determine the fair value of customer relationships. This method identifies the portion of revenue expected to be generated through repeat customers existing as of the valuation date and includes an attrition rate to account for the loss of customers over time. Critical estimates utilized in valuing customer relationships include estimated forecasted future revenue and EBITDA margin growth rates, customer attrition rates and market-participant discount rates. The assumptions we apply in forecasting future revenue and customer attrition rates is based on analysis of historical data, assessment of current and anticipated market conditions, estimated growth rates, and management plans.

Recent Accounting Pronouncements

The information set forth in Note 2 (Recent Accounting Pronouncements) to the accompanying Consolidated Financial Statements included in Part II, Item 8 of this report is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures of Market Risks

Interest Rate Risk

Our market risks relate primarily to changes in interest rates. The interest rates on borrowings under our senior unsecured revolving loan facility and our senior unsecured term loan facility are floating and, therefore, are subject to fluctuations. We manage our exposure to interest rate risk through the proportion of fixed-rate debt and variable-rate debt in our debt portfolio. Additionally, from time to time, we may execute derivative instruments in order to manage the risk associated with changes in interest rates on borrowings under our variable-rate debt facilities. For additional information on our debt, refer to Note 9 (Debt) to the accompanying Consolidated Financial Statements.

Foreign Currency Risk

We transact business in foreign currencies other than the US dollar, primarily the British pound and the Canadian dollar, which exposes us to foreign currency exchange rate fluctuations. Revenue and expenses generated from our international operations are generally denominated in the local currencies of the corresponding countries. The functional currency of our international operating subsidiaries is the same as the corresponding local currency. Upon consolidation, as results of operations are translated, operating results may differ from expectations. The direct effect of foreign currency fluctuations on our results of operations has not been material as the majority of our results of operations are denominated in US dollars.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of CDW Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CDW Corporation and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition

Description of the Matter	As described in Note 1 to the consolidated financial statements, the Company recognizes revenue upon transfer of control of promised products or services to customers when acting as a principal and upon arranging for the third party to provide the product or service, when acting as an agent. The Company applies judgment in determining whether it is the principal and reports revenue on a gross basis, or an agent and reports revenue on a net basis. The Company also sells some of its products and services as part of bundled contract arrangements containing multiple performance obligations. Significant judgment may be required when determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together. For each distinct performance obligation, judgment is required to determine the relative standalone selling price to allocate the transaction price, such as using an expected cost plus margin approach.
	Auditing the Company's contracts with customers was challenging given the significant audit effort required to analyze the Company's various products, services and contract arrangements. For example, certain customer contracts may contain multiple parties and there can be subjective judgment in assessing the Company's role as principal or agent in the contract arrangement. For certain other customer contracts, there can be judgment in the identification of the distinct performance obligations along with the determination of the associated relative standalone selling prices.
How We Addressed the Matter in Our Audit	We obtained an understanding of the revenue process, evaluated the design and tested the operating effectiveness of the Company's internal controls over the relevant terms of the customer contracts, including the determination of principal versus agent, the identification of distinct performance obligations and the determination of the relative standalone selling price for separate performance obligations.
	To test revenue recognition, our audit procedures included among others, examination of executed customer contracts for a sample of sales transactions, and evaluating the Company's determination of principal versus agent, identifying products and services in the contract and assessing separate distinct performance obligations. To test management's determination of relative standalone selling price for separate performance obligations, we performed audit procedures that included, among others, assessing the appropriateness of the methodology applied, testing the mathematical accuracy of the underlying data and calculations and inspecting the underlying data information on a sample basis.

Accounting for the Acquisition of Sirius - Valuation of Intangible Assets

Description of the Matter	As described in Note 1 and Note 3 to the consolidated financial statements, the Company acquired Granite Parent, Inc. (also referred to as "Sirius") for net consideration of $2,455 million during the year ended December 31, 2021. The transaction was accounted for as a business combination and the Company allocated $1,164 million of the purchase price to the fair value of identified intangible assets.
	Auditing the Company's accounting for its acquisition of Sirius was complex due to the significant estimation uncertainty in the Company's determination of the fair value of identified intangible assets of $1,164 million, which principally consisted of customer relationships of $1,140 million. The significant estimation uncertainty was primarily due to the sensitivity of the fair value of customer relationships to underlying assumptions about the future performance of the acquired business and the expectations of market participant synergies on which those assumptions were based. The Company used the income approach to measure customer relationships. The significant assumptions used to estimate the value of customer relationships included the long-term growth rate, customer attrition rate and discount rate. These significant assumptions are forward looking and could be affected by future economic and market conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding of the Company's process for accounting for the acquisition. We tested the design and operating effectiveness of the Company's controls over the estimation process supporting the recognition and measurement of customer relationships, including the measurement period adjustments. We also tested controls regarding management's review of assumptions used in the valuation model.
	To test the fair value of the Company's customer relationships, including measurement period adjustments, we performed, with the assistance of our valuation specialists, audit procedures that included evaluating the Company's selection of the valuation methodology, significant assumptions used and completeness and accuracy of the underlying data. For example, we compared the significant assumptions to historical and current industry, market and economic trends. We also tested the underlying source information used and verified the mathematical accuracy of the calculations within the valuation model.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2011.

Chicago, Illinois

February 24, 2023

CDW CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in millions, except per share amounts)

	December 31,	
	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 315.2	$ 258.1
Accounts receivable, net of allowance for credit losses of $25.7 and $20.4, respectively	4,461.3	4,499.4
Merchandise inventory	800.2	927.6
Miscellaneous receivables	489.1	435.5
Prepaid expenses and other	498.2	357.5
Total current assets	6,564.0	6,478.1
Operating lease right-of-use assets	149.2	155.6
Property and equipment, net	188.8	195.8
Goodwill	4,342.7	4,382.9
Other intangible assets, net	1,490.7	1,628.1
Other assets	396.1	358.9
Total Assets	$ 13,131.5	$ 13,199.4
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable-trade	$ 2,821.3	$ 3,114.2
Accounts payable-inventory financing	519.0	448.3
Current maturities of long-term debt	56.3	102.7
Contract liabilities	485.5	402.9
Accrued expenses and other current liabilities:		
Compensation	377.8	361.7
Advertising	130.5	145.5
Sales and income taxes	73.5	65.9
Other	483.2	454.8
Total current liabilities	4,947.1	5,096.0
Long-term liabilities:		
Debt	5,866.4	6,755.8
Deferred income taxes	203.4	222.3
Operating lease liabilities	175.2	184.2
Other liabilities	336.1	235.4
Total long-term liabilities	6,581.1	7,397.7
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 100.0 shares authorized; no shares issued or outstanding for both periods	—	—
Common stock, $0.01 par value, 1,000.0 shares authorized; 135.5 and 134.8 shares outstanding, respectively	1.4	1.3
Paid-in capital	3,518.1	3,369.5
Accumulated deficit	(1,763.8)	(2,570.7)
Accumulated other comprehensive loss	(152.4)	(94.4)
Total stockholders' equity	1,603.3	705.7
Total Liabilities and Stockholders' Equity	$ 13,131.5	$ 13,199.4

The accompanying notes are an integral part of the Consolidated Financial Statements.

CDW CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in millions, except per share amounts)

	Year Ended December 31,		
	2022	2021	2020
Net sales	$ 23,748.7	$ 20,820.8	$ 18,467.5
Cost of sales	19,062.1	17,252.3	15,257.4
Gross profit	4,686.6	3,568.5	3,210.1
Selling and administrative expenses	2,951.4	2,149.5	2,030.9
Operating income	1,735.2	1,419.0	1,179.2
Interest expense, net	(235.7)	(150.9)	(154.9)
Other (expense) income, net	(11.7)	29.7	(22.0)
Income before income taxes	1,487.8	1,297.8	1,002.3
Income tax expense	(373.3)	(309.2)	(213.8)
Net income	$ 1,114.5	$ 988.6	$ 788.5
Net income per common share:			
Basic	$ 8.24	$ 7.14	$ 5.53
Diluted	$ 8.13	$ 7.04	$ 5.45
Weighted-average common shares outstanding:			
Basic	135.2	138.5	142.6
Diluted	137.0	140.5	144.8

The accompanying notes are an integral part of the Consolidated Financial Statements.

CDW CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in millions)

	Year Ended December 31,		
	2022	2021	2020
Net income	$ 1,114.5	$ 988.6	$ 788.5
Other comprehensive income (loss):			
Unrealized loss from cash flow hedge, net of tax	(0.1)	—	(0.6)
Reclassification of cash flow hedge to net income, net of tax	3.6	2.5	6.0
Foreign currency translation, net of tax	(61.5)	(1.1)	16.6
Other comprehensive (loss) income	(58.0)	1.4	22.0
Comprehensive income	$ 1,056.5	$ 990.0	$ 810.5

The accompanying notes are an integral part of the Consolidated Financial Statements.

CDW CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in millions)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 1,114.5	$ 988.6	$ 788.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	290.6	191.2	425.6
Equity-based compensation expense	91.1	72.6	42.5
Deferred income taxes	(18.2)	(6.7)	(20.2)
Provision for credit losses	8.3	(5.4)	30.9
Other	16.2	(24.1)	42.1
Changes in assets and liabilities:			
Accounts receivable	(34.8)	(616.8)	(226.4)
Merchandise inventory	111.9	(151.0)	(71.4)
Other assets	(208.9)	(134.8)	18.6
Accounts payable-trade	(260.0)	374.5	253.7
Other liabilities	225.2	96.5	30.4
Net cash provided by operating activities	1,335.9	784.6	1,314.3
Cash flows from investing activities:			
Capital expenditures	(127.8)	(100.0)	(158.0)
Acquisitions of businesses, net of cash acquired	(36.7)	(2,705.6)	(43.0)
Proceeds from the sale of equity method investment	—	36.0	—
Net cash used in investing activities	(164.5)	(2,769.6)	(201.0)
Cash flows from financing activities:			
Proceeds from borrowings under revolving credit facilities	2,301.4	1,619.7	1,024.0
Repayments of borrowings under revolving credit facilities	(2,531.2)	(1,300.5)	(1,075.0)
Proceeds from issuance of long-term debt	—	3,917.5	1,300.0
Repayments of debt	(635.5)	(11.2)	(21.4)
Repayments of receivable financing liability	(68.8)	(15.8)	—
Payments to extinguish debt	—	(1,469.2)	(622.5)
Payments of debt financing fees	—	(38.1)	(16.2)
Net change in accounts payable-inventory financing	84.6	(161.8)	93.0
Financing payments for revenue generating assets	—	(46.1)	(18.1)
Repurchases of common stock	—	(1,500.4)	(340.6)
Proceeds from stock option exercises	30.2	69.9	49.2
Payment of incentive compensation plan withholding taxes	(23.1)	(28.5)	(22.5)
Dividend payments	(282.6)	(234.8)	(219.6)
Other	22.9	32.1	8.5
Net cash (used in) provided by financing activities	(1,102.1)	832.8	138.8
Effect of exchange rate changes on cash and cash equivalents	(12.2)	0.1	4.1
Net increase (decrease) in cash and cash equivalents	57.1	(1,152.1)	1,256.2
Cash and cash equivalents – beginning of period	258.1	1,410.2	154.0
Cash and cash equivalents – end of period	$ 315.2	$ 258.1	$ 1,410.2
Supplementary disclosure of cash flow information:			
Interest paid	$ (224.3)	$ (134.3)	$ (139.4)
Income taxes paid, net	$ (362.2)	$ (351.0)	$ (245.6)

The accompanying notes are an integral part of the Consolidated Financial Statements.

CDW CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars and shares in millions)

	Common Stock		Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount				
Balance as of December 31, 2019	143.0	$ 1.4	$ 3,095.3	$ (2,018.6)	$ (117.8)	$ 960.3
Net income	—	—	—	788.5	—	788.5
Equity-based compensation expense	—	—	42.5	—	—	42.5
Stock option exercises	1.4	—	49.2	—	—	49.2
Coworker Stock Purchase Plan	0.1	—	16.8	—	—	16.8
Repurchases of common stock	(2.6)	—	—	(340.6)	—	(340.6)
Dividend payments ($1.540 per share)	—	—	1.1	(220.7)	—	(219.6)
Incentive compensation plan stock withheld for taxes	—	—	—	(22.5)	—	(22.5)
Unrealized loss on cash flow hedge	—	—	—	—	(0.6)	(0.6)
Reclassification of cash flow hedge to net income	—	—	—	—	6.0	6.0
Foreign currency translation	—	—	—	—	16.6	16.6
Adoption of Credit Losses ASU 2016-13	—	—	—	0.5	$ —	0.5
Balance as of December 31, 2020	141.9	1.4	3,204.9	(1,813.4)	(95.8)	1,297.1
Net income	—	—	—	988.6	—	988.6
Equity-based compensation expense	—	—	72.6	—	—	72.6
Stock option exercises	1.5	—	69.9	—	—	69.9
Coworker Stock Purchase Plan	0.1	—	20.6	—	—	20.6
Repurchases of common stock	(8.7)	(0.1)	—	(1,500.3)	—	(1,500.4)
Dividend payments ($1.700 per share)	—	—	1.5	(236.3)	—	(234.8)
Incentive compensation plan stock withheld for taxes	—	—	—	(28.5)	—	(28.5)
Reclassification of cash flow hedge to net income	—	—	—	—	2.5	2.5
Foreign currency translation	—	—	—	—	(1.1)	(1.1)
Adoption of Income Tax ASU 2019-12	—	—	—	19.2	—	19.2
Balance as of December 31, 2021	134.8	1.3	3,369.5	(2,570.7)	(94.4)	705.7
Net income	—	—	—	1,114.5	—	1,114.5
Equity-based compensation expense	—	—	91.1	—	—	91.1
Stock option exercises	0.5	0.1	30.1	—	—	30.2
Coworker Stock Purchase Plan	0.2	—	25.5	—	—	25.5
Dividend payments ($2.090 per share)	—	—	1.9	(284.5)	—	(282.6)
Incentive compensation plan stock withheld for taxes	—	—	—	(23.1)	—	(23.1)
Unrealized gain on cash flow hedge	—	—	—	—	(0.1)	(0.1)
Reclassification of cash flow hedge to net income	—	—	—	—	3.6	3.6
Foreign currency translation	—	—	—	—	(61.5)	(61.5)
Balance as of December 31, 2022	135.5	$ 1.4	$ 3,518.1	$ (1,763.8)	$ (152.4)	$ 1,603.3

The accompanying notes are an integral part of the Consolidated Financial Statements.

1. **Description of Business and Summary of Significant Accounting Policies**

Description of Business

CDW Corporation ("Parent"), a Fortune 500 company and member of the S&P 500 Index, is a leading multi-brand provider of information technology ("IT") solutions to small, medium and large business, government, education and healthcare customers in the United States ("US"), the United Kingdom ("UK") and Canada. The Company's broad array of offerings ranges from discrete hardware and software products to integrated IT solutions and services that include on-premise and cloud capabilities across hybrid infrastructure, digital experience and security.

Throughout this report, the terms "the Company" and "CDW" refer to Parent and its 100% owned subsidiaries.

Parent has two 100% owned subsidiaries, CDW LLC and CDW Finance Corporation. CDW LLC is an Illinois limited liability company that, together with its 100% owned subsidiaries, holds all material assets and conducts all business activities and operations of the Company. CDW Finance Corporation is a Delaware corporation formed for the sole purpose of acting as co-issuer of certain debt obligations and does not hold any material assets or engage in any business activities or operations.

Significant Accounting Policies

Basis of Presentation

The Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and the rules and regulations of the US Securities and Exchange Commission ("SEC"). The Company's Consolidated Financial Statements are based on a fiscal year ended December 31.

On December 1, 2021, the Company completed its acquisition of all issued and outstanding equity interests in Granite Parent, Inc., the parent company of Sirius Computer Solutions, Inc. ("Sirius"), a leading provider of secure, mission-critical technology-based solutions and one of the largest IT solutions integrators in the US. The Company included the financial results of Sirius in its Consolidated Financial Statements from the date of the acquisition. For additional information on the acquisition of Sirius, see Note 3 (Acquisitions).

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Parent and its 100% owned subsidiaries. All intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates

The preparation of the Consolidated Financial Statements in accordance with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reported periods. The Company bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and outcomes could differ from those estimates.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, which allocates the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions. The Company may utilize third-party valuation specialists to assist the Company in the allocation. Initial purchase price allocations are subject to revision within the measurement period, not to exceed one year from the date of acquisition. Acquisition-related expenses and transaction costs associated with business combinations are expensed as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include deposits in banks and short-term (original maturities of three months or less at the time of purchase), highly liquid investments that are readily convertible to known amounts of cash and are so near maturity that there is insignificant risk of changes in value due to interest rate changes.

Accounts Receivable

The timing of revenue recognition may differ from the time of billing to customers. Accounts receivable presented on the Consolidated Balance Sheets represent an unconditional right to consideration, which includes unbilled receivables. Unbilled receivables represent revenues that are not currently billable where payment is unconditional and solely subject to the passage of time. These items are expected to be billed and collected in the normal course of business. Accounts receivable that are billed are recorded at the invoiced amount and include the taxes to be collected from the customer as part of the sale. Such billed amounts typically do not bear interest. The balance of the Company's accounts receivable is classified as current for amounts expected to be collected within 12 months and noncurrent for amounts to be collected beyond 12 months.

The Company occasionally may transfer certain accounts receivable, without recourse, to third-party financial companies as a method to accelerate cash collections and reduce the Company's credit exposure. Under these agreements, the Company may transfer certain accounts receivable in exchange for cash less a discount, as defined by the agreements. The Company's ability to sell receivables is dependent on the financial institutions' willingness to purchase such receivables. In addition, certain of these agreements also require that the Company continue to service, administer and collect the sold accounts receivable. Such transfers are recognized as a sale and the related accounts receivable is derecognized from the Consolidated Balance Sheet upon receipt of the third-party financing company's payment.

The Company estimates an allowance for credit losses related to accounts receivable for future expected credit losses by using relevant information such as historical information, current conditions, and reasonable and supportable forecasts. The allowance is measured on a pool basis when similar risk characteristics exist, and a loss-rate for each pool is determined using historical credit loss experience as the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current conditions as well as changes in forecasted macroeconomic conditions, such as changes in the unemployment rate or gross domestic product growth rate. The Company has typically observed a higher loss-rate experience with customers in pools associated with the Company's Corporate and Small Business segments, as compared to the pools associated with the Public segment.

For additional information on the Company's accounts receivables, see Note 4 (Accounts Receivable and Contract Balances).

Merchandise Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined using a weighted-average cost method. Price protection is recorded when earned as a reduction to the cost of inventory. The Company decreases the value of inventory for estimated obsolescence equal to the difference between the cost of inventory and the net realizable value, based upon an aging analysis of the inventory on hand, specifically known inventory-related risks and assumptions about future demand and market conditions.

Miscellaneous Receivables

Miscellaneous receivables primarily consist of amounts due from vendors. The Company receives incentives from vendors related to cooperative advertising, volume rebates, bid programs, price protection and other programs. These incentives generally relate to written vendor agreements with specified performance requirements and are generally recorded as adjustments to Cost of sales or Merchandise inventory, depending on the nature of the incentive.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. The Company calculates depreciation expense using the straight-line method over the estimated useful lives of the assets. For revenue generating assets, the Company calculates depreciation expense using the straight-line method to the estimated residual value over the estimated useful life of the assets. Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset's carrying amount over its fair value. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining lease term. Expenditures for major renewals and improvements that extend the useful life of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Leases

The Company enters into operating lease contracts, as assessed at contract inception, primarily for real estate, data centers and equipment. On the lease commencement date, the Company records operating lease liabilities based on the present value of the future lease payments. In determining the present value of future lease payments, the Company uses its incremental borrowing rate based on the information available at the commencement date. For real estate and data center contracts, the Company accounts for the lease and non-lease components as a single lease component. For certain equipment leases, the Company applies a portfolio approach to account for the right-of-use asset and operating lease liability. In assessing the lease term, the Company includes options to renew only when it is reasonably certain that it will be exercised; a determination which is at the sole discretion of the Company. For equipment leases used in revenue generating activities with an initial term of 12 months or less, the Company records a right-of-use asset and lease liability. For all remaining leases with an initial term of 12 months or less, the Company has elected to not record a right-of-use asset and lease liability. The Company records lease expense on a straight-line basis over the lease term beginning on the commencement date.

Goodwill

The Company performs an evaluation of goodwill at the reporting unit level, utilizing either a qualitative or quantitative impairment test. A qualitative assessment is performed at least on an annual basis to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The Company performs a quantitative impairment test for each reporting unit every three years, or more frequently if circumstances indicate a potential impairment. The annual test for impairment is conducted as of December 1. The Company's reporting units included in the assessment of potential goodwill impairment are the same as its operating segments.

Under a qualitative assessment, the most recent quantitative assessment is used to determine if it is more likely than not that the reporting unit's goodwill is impaired. As part of this qualitative assessment, the Company assesses relevant events and circumstances including macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, changes in share price and entity-specific events to determine if there is an indication of impairment.

Under a quantitative assessment, goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered impaired and an impairment charge is recognized in an amount equal to that excess, not to exceed the carrying amount of goodwill. Fair value of a reporting unit is determined by using a weighted combination of an income approach and a market approach, as this combination is considered the most indicative of the Company's fair value in an orderly transaction between market participants.

Under the income approach, the Company determines fair value based on estimated future cash flows of a reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. The estimated future cash flows of each reporting unit are based on internally generated forecasts for the remainder of the respective reporting period and the next five years.

Under the market approach, the Company utilizes valuation multiples derived from publicly available information for guideline companies to provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. The valuation multiples are applied to the reporting units.

Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including Net sales growth rates, gross profit margins, operating margins, discount rates and future market conditions, among others. Any changes in the judgments, estimates or assumptions used could produce significantly different results.

Intangible Assets

Intangible assets with determinable lives are amortized on a straight-line basis over their respective estimated useful lives. The cost of computer software developed or obtained for internal use is capitalized and amortized on a straight-line basis over the estimated useful life of the software. Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset's carrying amount over its fair value. In addition, each quarter, the Company evaluates whether events and circumstances warrant a revision to the remaining estimated useful life of each of these intangible assets. If the Company were to determine that a change to the remaining estimated useful life of an intangible asset was necessary, then the remaining carrying amount of the intangible asset would be amortized prospectively over that revised remaining useful life.

Deferred Financing Costs

Deferred financing costs, such as underwriting, financial advisory, professional fees and other similar fees are capitalized and recognized in Interest expense, net over the estimated life of the related debt instrument using the effective interest method or straight-line method, as applicable. The Company classifies deferred financing costs as a direct deduction from the carrying value of the Long-term debt liability on the Consolidated Balance Sheets, except for deferred financing costs associated with revolving credit facilities which are presented as an asset, within Other assets on the Consolidated Balance Sheets.

Fair Value Measurements

Fair value is defined under US GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy has been established for valuation inputs to prioritize the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 – observable inputs such as quoted prices for identical instruments traded in active markets.

Level 2 – inputs are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

Revenue Recognition

The Company is a primary distribution channel for a large group of vendors and suppliers, including original equipment manufacturers ("OEMs"), software publishers and wholesale distributors.

The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance and collectability of consideration is probable. The Company evaluates the following indicators amongst others when determining whether it is acting as a principal in the transaction and recording revenue on a gross basis: (i) the Company is primarily responsible for fulfilling the promise to provide the specified goods or service, (ii) the Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer and (iii) the Company has discretion in establishing the price for the specified good or service. If the terms of a transaction do not indicate the Company is acting as a principal in the transaction, then the Company is acting as an agent in the transaction and the associated revenues are recognized on a net basis.

The Company recognizes revenue in transactions for which it is acting as a principal once control has passed to the customer. The following indicators are evaluated in determining when control has passed to the customer: (i) the Company has a right to payment for the product or service, (ii) the customer has legal title to the product, (iii) the Company has transferred physical possession of the product to the customer, (iv) the customer has the significant risk and rewards of ownership of the product and (v) the customer has accepted the product. The Company's products can be delivered to customers in a variety of ways, including (i) as physical product shipped from the Company's warehouse, (ii) via drop-shipment by the vendor or supplier or (iii) via electronic delivery of keys for software licenses. The Company's shipping terms typically allow for the Company to recognize revenue when the product reaches the customer's location.

The Company recognizes revenue in transactions for which it is acting as an agent once it has arranged for the third party to provide the product or service. Depending on the nature of the arrangement, this may occur at the time the Company executes the contract with the third party or at the time it invoices the customer.

The Company leverages drop-shipment arrangements with many of its vendors and suppliers to deliver products to its customers without having to physically hold the inventory at its warehouses. The Company is the principal in the transaction and recognizes revenue for drop-shipment arrangements on a gross basis.

Revenue Recognition for Hardware

Revenues from sales of hardware products are recognized on a gross basis as the Company is acting as a principal in these transactions, with the selling price to the customer recorded as Net sales and the acquisition cost of the product recorded as Cost of sales. The Company recognizes revenue from these transactions when control has passed to the customer, which is usually upon delivery of the product to the customer.

In some instances, the customer agrees to buy the product from the Company but requests delivery at a later date, commonly known as bill-and-hold arrangements. For these transactions, the Company deems that control passes to the customer when the product is ready for delivery. The Company views products ready for delivery when the customer has a signed agreement, significant risk and rewards for the products and the ability to direct the assets, and the products have been set aside specifically for the customer, cannot be redirected to another customer and for customer orders that include configuration services, when such services have been completed.

The Company's vendor partners warrant most of the products the Company sells. These manufacturer warranties are assurance-type warranties and are not considered separate performance obligations. The warranties are not sold separately and only provide assurance that products will conform with the manufacturer's specifications. In some transactions, a third party will provide the customer with an extended warranty. These extended warranties are sold separately and provide the customer with a service in addition to assurance that the product will function as expected. The Company considers these warranties to be separate performance obligations from the underlying product. For extended warranties, the Company is arranging for those services to be provided by the third party and therefore is acting as an agent in the transaction and records revenue on a net basis at the point of sale.

The Company sells cloud computing solutions which include Infrastructure as a Service ("IaaS"). IaaS solutions utilize third-party partners to enable customers to access data center functionality in a cloud-based solution, including storage, computing and networking. In these transactions, the Company is acting as an agent and recognizes revenue once its agency performance obligation is complete.

Revenue Recognition for Software

Revenues from most software license sales are recognized as a single performance obligation on a gross basis as the Company is acting as a principal in these transactions at the point the software license is delivered to the customer. Generally, software licenses are sold with accompanying third-party delivered software assurance, which is a product that allows customers to upgrade, at no additional cost, to the latest technology if new capabilities are introduced during the period that the software assurance is in effect. The Company evaluates whether the software assurance is a separate performance obligation by assessing if the third-party delivered software assurance is critical or essential to the core functionality of the software itself. This involves considering if the software provides its original intended functionality to the customer without the updates, if the customer would ascribe a higher value to the upgrades versus the up-front deliverable, if the customer would expect frequent intelligence updates to the software (such as updates that maintain the original functionality), and if the customer chooses to not delay or always install upgrades. If the Company determines that the accompanying third-party delivered software assurance is critical or essential to the core functionality of the software license, the software license and the accompanying third-party delivered software assurance are recognized as a single performance obligation. The value of the product is primarily the accompanying support delivered by a third party and therefore the Company is acting as an agent in these transactions and recognizes them on a net basis once its agency performance obligation is complete. For software licenses where the accompanying third-party delivered software assurance is not critical or essential to the core functionality, the software assurance is recognized as a separate performance obligation, with the associated revenue recognized on a net basis. For additional information regarding the accounting for bundled arrangements, see "Revenue Recognition for Bundled Arrangements" below.

The Company sells cloud computing solutions which include Software as a Service ("SaaS"). SaaS solutions utilize third-party partners to offer the Company's customers access to software in the cloud that enhances office productivity, provides security or assists in collaboration. In these transactions, the Company is acting as an agent and recognizes revenue once its agency performance obligation is complete.

The Company's customers are offered the opportunity by certain of its vendors to purchase software licenses and software assurance under enterprise agreements ("EAs"). For most EA transactions, the Company's obligation to the customer is that of a distributor or sales agent of the services, where all obligations for providing the services to customers are passed to the Company's vendors. The Company's performance obligations are satisfied at the time of the sale. In other EA transactions, the Company is responsible for fulfilling the promised services to the customer and providing remedy or refund for work if the customer is not satisfied with the delivered services, has inventory risk in the arrangement and has full control to set the price for the customer. With most EAs, the Company's vendors will transfer the license and invoice the customer directly, paying resellers an agency fee or commission on these sales. The Company records these fees as a component of Net sales as earned and there is no corresponding Cost of sales amount.

Revenue Recognition for Services

The Company provides professional services, which include project managers and consultants recommending, designing and implementing IT solutions. Revenue from professional services is recognized either on a time and materials basis or proportionally as costs are incurred for fixed fee project work. Revenue is recognized on a gross basis each month as work is performed and the Company transfers those services.

Revenues from the sale of data center services, such as managed and remote managed services, server co-location, internet connectivity and data backup and storage provided by the Company, are recognized over the period the service is provided. Most hosting and managed service obligations are based on the quantity and pricing parameters established in the agreement. As the customer receives the benefit of the service each month, the Company recognizes the respective revenue on a gross basis as the Company is acting as a principal in the transaction. Additionally, the Company's managed services team provides project support to customers that are billed on a fixed fee basis. The Company is acting as the principal in the transaction and recognizes revenue on a gross basis based on the total number of hours incurred for the period over the total expected hours for the project. Total expected hours to complete the project is updated for each period and best represents the transfer of control of the service to the customer.

Revenue Recognition for Bundled Arrangements

The Company also sells some of its products and services as part of bundled contract arrangements containing multiple deliverables, which may include a combination of products and services. For each deliverable that represents a distinct performance obligation, total arrangement consideration is allocated based upon the standalone selling prices of each performance obligation.

Sales In-Transit

The Company performs an analysis of the estimated number of days of sales in-transit to customers at the end of each reporting period based on a weighted-average analysis of commercial delivery terms that include drop-shipment arrangements. This analysis is the basis upon which the Company estimates the amount of Net sales in-transit at the end of the period and adjusts revenue and the related costs to reflect only what has been delivered to the customer. Changes in delivery patterns may result in a different number of business days estimated to make this adjustment.

Freight Costs

The Company records freight billed to its customers as Net sales and the related freight costs as Cost of sales when the underlying product revenue is recognized. For freight not billed to its customers, the Company records the freight costs as Cost of sales. The Company's typical shipping terms result in shipping being performed before the customer obtains control of the product. The Company considers shipping to be a fulfillment activity and not a separate performance obligation.

Other

The nature of the Company's contracts give rise to variable consideration in the form of volume rebates and sales returns and allowances, which are estimated at contract inception. The Company estimates variable consideration at the most likely amount to which it is expected to be entitled. This estimated amount is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based on an assessment of the Company's anticipated performance and all information that is reasonably available. At the time of sale, the Company records a liability for estimated sales returns and allowances and an associated right of return asset. The Company also records a provision for volume rebates based on the evaluation of contract terms and historical experience.

The Company excludes amounts collected on behalf of third-parties, such as sales taxes, when determining the transaction price.

When a contract results in revenue being recognized in excess of the amount the Company has the right to invoice to the customer, a contract asset is recorded on the Consolidated Balance Sheets. Contract assets primarily arise due to partially fulfilled contracts with integrated solutions and professional services with fixed fee arrangements.

Contract liabilities consist of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services. Contract liabilities primarily arise due to professional services with fixed fee arrangements, bill-and-hold transactions where control has not passed to the customer and certain governmental contracts.

Any incremental direct costs of obtaining a contract, primarily sales commissions, are deferred on the Consolidated Balance Sheets and amortized over the period of contract performance.

The Company generally does not enter into long-term contracts. The Company has elected to use the practical expedient for its performance obligations table to include only those contracts that are longer than 12 months at the time of contract inception and those contracts that are non-cancelable. Additionally, for certain governmental contracts where there are annual renewals, the Company has excluded these contracts since there is only a one-year legal obligation. Typically, the only contracts that are longer than 12 months in duration are related to the Company's managed services business.

Sales Taxes

Sales tax amounts collected from customers for remittance to governmental authorities are presented on a net basis in the Consolidated Statements of Operations.

Advertising

Advertising costs are generally charged to expense in the period incurred and are recorded in Selling and administrative expenses in the Consolidated Statements of Operations. Cooperative reimbursements from vendors are recorded in the period the related advertising expenditure is incurred. The Company classifies vendor consideration as a reduction to Cost of sales. During the years ended December 31, 2022, 2021 and 2020, the Company had advertising costs of $211 million, $199 million and $191 million, respectively.

Equity-Based Compensation

The Company measures all equity-based payments using a fair-value-based method and records compensation expense over the requisite service period using the straight-line method in its Consolidated Financial Statements. The expense calculation includes estimated forfeiture rates, which have been developed based upon historical experience.

(dollars in millions, except per share data, unless otherwise noted)

Interest Expense

Interest expense is recognized in the period incurred at the applicable interest rate in effect.

Foreign Currency Translation

The Company's reporting currency is the US dollar. The functional currency of the Company's international operating subsidiaries is generally the same as the corresponding local currency. Assets and liabilities of the international operating subsidiaries are translated at the spot rate in effect at the applicable reporting date. Revenues and expenses of the international operating subsidiaries are translated at the average exchange rates in effect during the applicable period. The resulting foreign currency translation adjustment is recorded as Accumulated other comprehensive loss, which is reflected as a separate component of Stockholders' equity.

Income Taxes

Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the Consolidated Financial Statements using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company performs an evaluation of the realizability of deferred tax assets on a quarterly basis. This evaluation requires management to make use of estimates and assumptions and considers all positive and negative evidence and factors, such as the scheduled reversal of temporary differences, the mix of earnings in the jurisdictions in which the Company operates, and prudent and feasible tax planning strategies.

The Company accounts for unrecognized tax benefits based upon its assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The Company reports a liability for unrecognized tax benefits resulting from unrecognized tax benefits taken or expected to be taken in a tax return and recognizes interest and penalties, if any, related to its unrecognized tax benefits in income tax expense.

2. Recent Accounting Pronouncements

In September 2022, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2022-04, Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. This ASU requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose key terms of the programs and information about the obligations that are outstanding at the end of the reporting period. This disclosure requirement is intended to provide information about an entity's use of supplier finance programs and their effect on the entity's working capital, liquidity and cash flows. The ASU is effective for all entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the rollforward requirement, which is effective for fiscal years beginning after December 15, 2023. The Company plans to adopt the standard during the first quarter of 2023, except for the rollforward requirement, which will be adopted during the first quarter of 2024. The standard does not affect the Company's recognition, measurement or financial statement presentation of supplier finance program obligations on the Consolidated Financial Statements. The Company is currently evaluating the impact the ASU will have on its disclosures.

3. Acquisitions

Sirius

On December 1, 2021, the Company completed its acquisition of all issued and outstanding equity interests of Sirius for an aggregate consideration paid, net of cash acquired, of approximately $2.4 billion. Transaction costs related to the acquisition were $35 million, which are included in Selling and administrative expenses for the year ended December 31, 2021. The Company used the net proceeds from the December 1, 2021 issuance of the $2.5 billion aggregate principal amount of senior unsecured notes to finance the acquisition and related transaction costs. For additional information on the issuance of the senior notes, see Note 9 (Debt).

Sirius is a leading provider of secure, mission-critical technology-based solutions and is one of the largest IT solutions integrators in the United States, leveraging its services-led approach, broad portfolio of hybrid infrastructure solutions, and deep technical expertise of its 2,600 coworkers to support corporate and public customers. This strategic acquisition enhances the Company's breadth and depth of services and solutions offerings.

Following the close of the acquisition, the Company issued a mix of cash and equity-based retention awards to certain Sirius coworkers, which vest over a required service period and will be recorded as expense over the required service

(dollars in millions, except per share data, unless otherwise noted)

period. The results of operations of Sirius are included in the Consolidated Financial Statements of the Company beginning on the acquisition date. These amounts are presented within the Corporate, Small Business and Public reportable segments. For the year ended December 31, 2021, the Company's Consolidated Financial Statements included $197 million of net sales and $9 million of net income from the results of operations of Sirius.

The Sirius acquisition has been accounted for as a business combination. During the fourth quarter of 2022, the Company finalized the purchase price and completed its identification and measurement of the assets acquired and liabilities assumed as of the date of the acquisition. There were no significant adjustments to the preliminary purchase price allocation disclosed in the December 31, 2021 Consolidated Financial Statements. The table below summarizes the final purchase price allocation to acquired assets, including goodwill and intangible assets.

	Acquisition-Date Fair Value
Cash and cash equivalents	$ 52.8
Accounts receivable	634.1
Intangible assets, net	1,164.0
Goodwill	1,566.6
Other assets	438.1
Total assets acquired	3,855.6
Accounts payable-trade	633.8
Debt	170.1
Deferred tax liabilities	207.0
Other liabilities	389.7
Total liabilities assumed	1,400.6
Total purchase price	$ 2,455.0

The Company used the income approach to value the intangible assets, consisting of acquired customer relationships and trade name. The fair value measurements were primarily based on significant inputs that are not observable, which are categorized as a Level 3 measurement in the fair value hierarchy. Significant inputs used to value these intangible assets include projection of all future cash flows, long-term growth rates, customer attrition rates, discount rates, royalty rates and applicable income tax rates. The excess purchase price recorded to goodwill primarily represents the future economic benefits the Company expects to achieve as a result of combining operations and Sirius' workforce. The Company finalized its allocation of goodwill to the reportable segments during the fourth quarter of 2022. For additional information on goodwill allocation, see Note 6 (Goodwill and Other Intangible Assets).

The amount of goodwill expected to be deductible for income tax purposes is estimated to be $160 million.

The table below summarizes the fair value of identifiable intangible assets acquired.

	Useful Lives (Years)	Acquisition-Date Fair Value
Customer relationships	12	$ 1,140.0
Trade name	1	24.0
		$ 1,164.0

The following unaudited pro forma financial information presents the combined results of operations as if the acquisition of Sirius had been consummated on January 1, 2020. The pro forma adjustments are based on historical results of operations and financial condition of the Company and Sirius and do not include any anticipated synergies or other expected benefits of the acquisition. The unaudited pro forma financial information is not necessarily indicative of the actual consolidated results of operations had the acquisition actually consummated on January 1, 2020, nor are they indicative of future consolidated results of operations of the combined company.

(dollars in millions, except per share data, unless otherwise noted)

	Year Ended December 31,	
	2021	2020
Pro forma net sales	$ 22,793.0	$ 20,659.0
Pro forma net income	$ 977.4	$ 771.1

The pro forma adjustments include, among other things:

- Estimated impact to conform Sirius' classification to the Company's financial statement presentation.
- Estimated amortization expense of intangible assets acquired.
- Estimated compensation expense for the cash and equity retention awards.
- Interest expense for the additional indebtedness incurred to fund the acquisition.
- Transaction costs that have been incurred in connection with the acquisition.

Focal Point Data Risk LLC and certain affiliates ("Focal Point")

On July 30, 2021, the Company completed the acquisition of Focal Point through a purchase of all issued and outstanding equity interests. Focal Point is a leading US-based cybersecurity services firm that brings a team skilled in identity and access management as well as the ability to serve customers across the full cybersecurity landscape. This strategic acquisition expands the Company's services and capabilities to help customers address risks posed by malicious cyber threats and cyber workforce shortages, while helping customers navigate shifting data protection laws. The acquisition of Focal Point was not material to the Company's results of operations and financial condition. The financial results of Focal Point have been included in the Company's Consolidated Financial Statements since the date of the acquisition. These amounts are presented within the Public reportable segment and are insignificant during the year ended December 31, 2021. The purchase price allocation was final during the second quarter of 2022 and there were no adjustments to the preliminary purchase price allocation. The Company recorded $36 million of intangible assets related to customer relationships.

Amplified IT LLC ("Amplified IT")

On March 15, 2021, the Company completed the acquisition of Amplified IT through a purchase of all issued and outstanding membership interests. Amplified IT is a Google Premium education partner and leading provider of Google Cloud services, solutions and software for education partners. This strategic acquisition expands the Company's services and solutions capabilities to help schools leverage technology to achieve greater educational outcomes. The acquisition of Amplified IT was not material to the Company's results of operations and financial condition. The financial results of Amplified IT have been included in the Company's Consolidated Financial Statements since the date of the acquisition. These amounts are presented within the Public reportable segment and are insignificant during the year ended December 31, 2021. The purchase price allocation was final during the first quarter of 2022 and there were no adjustments to the preliminary purchase price allocation. The Company recorded approximately $88 million of intangible assets, which primarily consisted of customer relationships.

4. Accounts Receivable and Contract Balances

Accounts Receivable

The following table details the total accounts receivable recognized and the related classification on the Consolidated Balance Sheets:

	December 31,	
	2022	2021
Accounts receivable, current[(1)]	$ 4,461.3	$ 4,499.4
Accounts receivable, noncurrent[(2)]	203.0	197.4
Total accounts receivable	$ 4,664.3	$ 4,696.8

(dollars in millions, except per share data, unless otherwise noted)

(1) Accounts receivable, current are presented within Accounts receivable, net of allowance for credit losses on the Consolidated Balance Sheets.

(2) Accounts receivable, noncurrent are presented within Other assets on the Consolidated Balance Sheets.

From time to time, the Company transfers certain accounts receivable, without recourse, to third-party financial companies as a method to reduce the Company's credit exposure and accelerate cash collections. Such transfers are recognized as a sale and the related accounts receivable is derecognized from the Consolidated Balance Sheets upon receipt of payment from the third-party financing company. During the years ended December 31, 2022 and 2021, the Company sold approximately $539 million and $139 million of accounts receivable, respectively.

The Company recognizes an allowance for credit losses at inception and reassesses quarterly on a pool basis based on expected collectability and forecasted macroeconomic conditions. The following table details the changes in the allowance for credit losses related to accounts receivable:

Balance as of December 31, 2020	$	29.6
Decrease to provision for credit losses		(5.4)
Write-offs charged against the allowance for credit losses		(5.0)
Other		1.2
Balance as of December 31, 2021		20.4
Increase to provision for credit losses		8.3
Write-offs charged against the allowance for credit losses		(6.0)
Other		3.0
Balance as of December 31, 2022	$	25.7

Contract Balances

Contract assets and liabilities represent the difference in the timing of revenue recognition from receipt of cash from customers. Contract assets represent revenue recognized on performance obligations satisfied or partially satisfied for which the Company has no unconditional right to consideration. Contract liabilities consist of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services. The following table details information about the Company's contract balances recognized on the Consolidated Balance Sheets:

	December 31,	
	2022	2021
Contract assets(1)	$ 242.1	$ 134.7
Contract liabilities(2)(3)	$ 525.3	$ 423.3

(1) Contract assets are presented within Prepaid expenses and other on the Consolidated Balance Sheets.

(2) Includes $40 million and $20 million of long-term contract liabilities that are presented within Other liabilities on the Consolidated Balance Sheets as of December 31, 2022 and 2021, respectively.

(3) For the years ended December 31, 2022 and 2021, the Company recognized revenue of $238 million and $171 million, respectively, related to its contract liabilities that were included in the beginning balance of the respective periods.

(dollars in millions, except per share data, unless otherwise noted)

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For additional information regarding the Company's performance obligations, see Note 1 (Description of Business and Summary of Significant Accounting Policies). The following table represents the total transaction price for the remaining performance obligations as of December 31, 2022 related to non-cancelable contracts longer than 12 months in duration that is expected to be recognized over future periods.

	Within 1 Year	Years 1-2	Years 2-3	Thereafter
Remaining performance obligations	$ 56.3	$ 23.2	$ 11.3	$ 1.0

5. Property and Equipment

Property and equipment consist of the following:

		December 31,	
	Useful Lives (Years)	2022	2021
Computer and data processing equipment	3 - 5	$ 192.1	$ 161.9
Building and leasehold improvements	5 - 25	149.5	151.3
Machinery and equipment	5 - 10	46.2	44.4
Computer software	3 - 5	34.6	32.9
Furniture and fixtures	5 - 10	30.5	31.0
Land	-*	27.7	27.7
Revenue generating assets	1 - 5	1.2	0.2
Construction in progress	-*	16.9	12.0
Property and equipment, gross		498.7	461.4
Less: accumulated depreciation		(309.9)	(265.6)
Property and equipment, net		$ 188.8	$ 195.8

*Asset is not depreciated.

During 2022, 2021 and 2020, the Company recorded disposals of $7 million, $20 million and $54 million, respectively, to derecognize Property and equipment that were no longer in use.

Depreciation expense for the years ended December 31, 2022, 2021, and 2020 was $58 million, $42 million and $213 million, respectively.

6. Goodwill and Other Intangible Assets

Goodwill

The changes in Goodwill by reportable segment are as follows:

	Corporate	Small Business	Public	Other(1)	Consolidated
Balances as of December 31, 2020(2)	$ 1,123.6	$ 185.9	$ 929.6	$ 356.8	$ 2,595.9
Amplified IT acquisition(3)	—	—	133.8	—	133.8
Focal Point acquisition(3)	—	—	82.7	—	82.7
Sirius acquisition(3)	900.6	80.2	591.6	—	1,572.4
Other acquisition adjustments	0.2	—	—	—	0.2
Foreign currency translation	—	—	—	(2.1)	(2.1)
Balances as of December 31, 2021(2)	2,024.4	266.1	1,737.7	354.7	4,382.9
Sirius measurement period adjustment(3)	109.0	(35.9)	(78.9)	—	(5.8)
Foreign currency translation	—	—	—	(34.4)	(34.4)
Balances as of December 31, 2022(2)	$ 2,133.4	$ 230.2	$ 1,658.8	$ 320.3	$ 4,342.7

(dollars in millions, except per share data, unless otherwise noted)

(1) Other is comprised of CDW UK and CDW Canada operating segments.

(2) Goodwill is net of accumulated impairment losses of $1,571 million, $354 million and $28 million related to the Corporate, Public and Other segments, respectively, recorded in 2008 and 2009.

(3) For additional information regarding the Company's acquisitions, see Note 3 (Acquisitions).

Other Intangible Assets

A summary of intangible assets is as follows:

December 31, 2022	Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	3 - 14	$ 3,352.4	$ (2,100.6)	$ 1,251.8
Trade name	1 - 20	446.1	(341.0)	105.1
Internally developed software	3 - 5	429.8	(297.6)	132.2
Other	1 - 10	2.5	(0.9)	1.6
Total		$ 4,230.8	$ (2,740.1)	$ 1,490.7
December 31, 2021				
Customer relationships	3 - 14	$ 3,330.9	$ (1,987.8)	$ 1,343.1
Trade name	1 - 20	472.7	(302.0)	170.7
Internally developed software	3 - 5	352.0	(239.8)	112.2
Other	1 - 10	2.5	(0.4)	2.1
Total		$ 4,158.1	$ (2,530.0)	$ 1,628.1

During the years ended December 31, 2022, 2021 and 2020, the Company recorded disposals of $8 million, $2 million and $25 million, respectively, to remove fully amortized intangible assets that were no longer in use.

During the years ended December 31, 2022, 2021 and 2020, the Company recorded amortization expense related to intangible assets of $233 million, $149 million and $212 million, respectively.

Estimated future amortization expense related to intangible assets is as follows:

Years ending December 31,	Estimated Future Amortization Expense
2023	$ 209.1
2024	187.1
2025	171.5
2026	158.0
2027	147.3
Thereafter	617.7
Total future amortization expense	$ 1,490.7

7. Inventory Financing Agreements

The Company has entered into agreements with certain financial intermediaries to facilitate the purchase of inventory from various suppliers under certain terms and conditions, as described below. These amounts are classified separately as Accounts payable-inventory financing on the Consolidated Balance Sheets. The Company does not incur any interest expense associated with these agreements as balances are paid when they are due.

(dollars in millions, except per share data, unless otherwise noted)

Amounts included in Accounts payable-inventory financing are as follows:

	December 31,	
	2022	2021
Revolving Loan inventory financing agreement[1]	$ 444.5	$ 310.1
Other inventory financing agreements	74.5	138.2
Accounts payable-inventory financing	$ 519.0	$ 448.3

(1) The revolving credit facilities include an inventory floorplan sub-facility that enables the Company to maintain an inventory financing agreement with a financial intermediary.

8. Financial Instruments

The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company's indebtedness creates interest rate risk on its variable-rate debt. The Company may use derivative financial instruments to manage its exposure to interest rate risk. For additional information, see Note 9 (Debt).

From time to time, the Company may execute interest rate cap agreements that entitle it to payments from the counterparty of the amount, if any, by which the interest rate, of an underlying variable rate debt, exceeds the strike rates of the caps during the agreement period in exchange for an upfront premium. During 2022, the Company did not enter into new interest rate cap agreements. The total notional amount of $1.3 billion in interest rate cap agreements matured on December 31, 2022. As such, there were no outstanding interest rate cap agreements on the Consolidated Balance Sheet as of December 31, 2022. As of December 31, 2021, the Company had a total notional amount of $1.3 billion in interest rate cap agreements with a fair value of less than $1 million, which were classified within Other assets on the Consolidated Balance Sheet.

The fair value of the Company's interest rate cap agreements is classified as Level 2 in the fair value hierarchy. The valuation of the interest rate cap agreements is derived by using a discounted cash flow analysis on the expected cash receipts that would occur if variable interest rates rise above the strike rates of the caps. This analysis reflects the contractual terms of the interest rate cap agreements, including the period to maturity, and uses observable market-based inputs, including LIBOR curves and implied volatilities. The Company also incorporates insignificant credit valuation adjustments to appropriately reflect the respective counterparty's nonperformance risk in the fair value measurements. The counterparty credit spreads are based on publicly available credit information obtained from a third-party credit data provider.

Since inception, the total notional amount of $1.3 billion in interest rate cap agreements were designated as cash flow hedges. As a result of a prepayment on the senior unsecured term loan facility, the Company dedesignated a notional amount of $350 million, which did not result in a material impact to the Consolidated Financial Statements for the year ended December 31, 2022. The changes in the fair value of derivatives that qualify as cash flow hedges are recorded in Accumulated other comprehensive loss ("AOCL") and are subsequently reclassified into Interest expense in the period when the hedged forecasted transaction affects earnings. The following tables provide the activity in AOCL, net of tax, for the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,		
	2022	2021	2020
Change in fair value recorded to AOCL	$ (0.1)	$ —	$ (0.6)
Reclassification from AOCL to Interest expense, net	$ 3.6	$ 2.5	$ 6.0

(dollars in millions, except per share data, unless otherwise noted)

9. Debt

		As of December 31, 2022		As of December 31, 2021	
	Maturity Date	Interest Rate	Amount	Interest Rate	Amount
Credit Facility					
Senior unsecured revolving loan facility	December 2026	Variable	$ 72.5	Variable	$ 316.4
Term Loans					
Senior unsecured term loan facility	December 2026	Variable	784.5	Variable	1,420.0
Unsecured Senior Notes					
Senior notes due 2024	December 2024	5.500 %	575.0	5.500 %	575.0
Senior notes due 2025	May 2025	4.125 %	600.0	4.125 %	600.0
Senior notes due 2028	April 2028	4.250 %	600.0	4.250 %	600.0
Senior notes due 2029	February 2029	3.250 %	700.0	3.250 %	700.0
Senior notes due 2026	December 2026	2.670 %	1,000.0	2.670 %	1,000.0
Senior notes due 2028	December 2028	3.276 %	500.0	3.276 %	500.0
Senior notes due 2031	December 2031	3.569 %	1,000.0	3.569 %	1,000.0
Total unsecured senior notes			4,975.0		4,975.0
Receivable financing liability			115.4		179.50
Other long-term obligations			11.6		13.6
Unamortized discounts and deferred financing fees			(36.3)		(46.0)
Current maturities of long-term debt			(56.3)		(102.7)
Total long-term debt			$ 5,866.4		$ 6,755.8

As of December 31, 2022, the Company is in compliance with the covenants under its credit agreements and indentures.

Credit Facility

The Company has a variable rate senior unsecured revolving loan facility (the "Revolving Loan Facility") from which it may draw tranches denominated in US dollars, British pounds or Euros. The interest rate is based on LIBOR plus a margin or an alternate base rate plus a margin, where the margin is based on the Company's senior unsecured rating. The Revolving Loan Facility is used by the Company for borrowings, issuances of letters of credit and floorplan financing. As of December 31, 2022, the Company could have borrowed up to an additional $1.1 billion under the Revolving Loan Facility. As of December 31, 2022, the Revolving Loan Facility had less than $1 million of undrawn letters of credit and $444 million reserved for the floorplan sub-facility.

Term Loan

The senior unsecured term loan facility (the "Term Loan Facility") has a variable interest rate. The interest rate is based on LIBOR plus a margin, where the margin is determined by the Company's senior unsecured credit rating. During the year ended December 31, 2022, the Company prepaid $636 million on the Term Loan Facility without penalty. As a result of the prepayment, no additional mandatory payments are required on the remaining principal amount until its maturity date on December 1, 2026.

Unsecured Senior Notes

The unsecured senior notes have a fixed interest rate, which is paid semi-annually.

(dollars in millions, except per share data, unless otherwise noted)

Receivable Financing

As a result of the Sirius acquisition, the Company assumed liabilities related to receivable financing. Such amounts relate to certain accounts receivable transferred to third-party companies that did not qualify as a sale under the terms of the agreements. The proceeds from these arrangements are recognized as a liability and the associated accounts receivable remains on the Consolidated Balance Sheet until the liability is settled. The Company did not execute any transfers under these agreements during the year ended December 31, 2022 and 2021.

Debt Issuances and Extinguishments

On December 1, 2021, in order to fund the acquisition of Sirius, the Company obtained permanent financing through the issuance of $1.0 billion aggregate principal amount of 2.670% Senior Notes due 2026, $500 million aggregate principal amount of 3.276% Senior Notes due 2028 and $1.0 billion aggregate principal amount of 3.569% Senior Notes due 2031. Interest on each note is payable semi-annually on June 1 and December 1 of each year, and payments commenced on June 1, 2022. The net proceeds from the issuance were used to fund the Sirius acquisition and related transaction costs.

Also on December 1, 2021, the Company entered into the Revolving Loan Facility, a new five-year $1.6 billion senior unsecured revolving loan facility. The Revolving Loan Facility replaced the senior secured asset-based revolving credit facility. On the same date, the Company also entered into the Term Loan Facility, a new five-year $1.4 billion senior unsecured term loan facility. The Term Loan Facility replaced the senior secured term loan facility. The net loss recognized on extinguishment of the senior secured facilities was insignificant for the year ended December 31, 2021.

Total Debt Maturities

A summary of total debt maturities is as follows:

Years ending December 31,	Debt Maturities
2023	$ 56.3
2024	621.5
2025	623.3
2026	1,857.9
2027	—
Thereafter	2,800.0
Total debt maturities	$ 5,959.0

Fair Value

The fair values of the unsecured senior notes were estimated using quoted market prices for identical liabilities that are traded in over-the-counter secondary markets. The fair value of the Term Loan Facility was estimated using dealer quotes for identical liabilities in markets that are not considered active. The unsecured senior notes and Term Loan Facility were classified as Level 2 within the fair value hierarchy. The carrying value of the Revolving Loan Facility approximates fair value.

The approximate fair values and related carrying values of the Company's long-term debt, including current maturities and excluding unamortized discount and unamortized deferred financing costs, were as follows:

	December 31,	
	2022	2021
Fair value	$ 5,412.6	$ 6,996.0
Carrying value	5,959.0	6,904.5

(dollars in millions, except per share data, unless otherwise noted)

10. Income Taxes

Income before income taxes was taxed under the following jurisdictions:

	Year Ended December 31,		
	2022	2021	2020
Domestic	$ 1,355.6	$ 1,186.7	$ 934.3
Foreign	132.2	111.1	68.0
Total	$ 1,487.8	$ 1,297.8	$ 1,002.3

Components of Income tax expense (benefit) consist of the following:

	Year Ended December 31,		
	2022	2021	2020
Current:			
Federal	$ 281.8	$ 235.6	$ 166.5
State	75.8	52.9	49.2
Foreign	33.9	27.4	18.3
Total current	391.5	315.9	234.0
Deferred:			
Domestic	(15.0)	(8.7)	(18.8)
Foreign	(3.2)	2.0	(1.4)
Total deferred	(18.2)	(6.7)	(20.2)
Income tax expense	$ 373.3	$ 309.2	$ 213.8

The reconciliation between the statutory tax rate expressed as a percentage of income before income taxes and the effective tax rate was as follows:

	Year Ended December 31,					
	2022		2021		2020	
Statutory federal income tax rate	$ 312.4	21.0 %	$ 272.5	21.0 %	$ 210.5	21.0 %
State taxes, net of federal effect	61.1	4.1	50.3	3.9	36.0	3.6
Excess tax benefit of equity awards	(12.0)	(0.8)	(30.1)	(2.3)	(28.8)	(2.9)
Tax on foreign earnings	3.0	0.2	1.7	0.1	1.0	0.1
Effect of tax law changes	—	—	4.8	0.4	(6.8)	(0.7)
Other	8.8	0.6	10.0	0.7	1.9	0.2
Effective tax rate	$ 373.3	25.1 %	$ 309.2	23.8 %	$ 213.8	21.3 %

(dollars in millions, except per share data, unless otherwise noted)

The tax effect of temporary differences that give rise to net deferred income tax liabilities is presented below. Reclassifications have been made to conform to current year presentation.

	December 31,	
	2022	2021
Deferred tax assets:		
Contract liabilities	$ 46.3	$ 45.3
Equity compensation plans	31.3	22.7
Net operating loss and credit carryforwards, net	17.0	28.9
Payroll and benefits	24.3	37.6
Operating lease liabilities	48.5	51.6
Accounts receivable	18.1	18.0
Other	19.5	20.5
Total deferred tax assets	205.0	224.6
Deferred tax liabilities:		
Acquisition-related intangibles	293.3	322.2
Property and equipment	38.1	47.6
Operating lease right-of-use assets	32.9	35.6
Other	27.1	26.5
Total deferred tax liabilities	391.4	431.9
Deferred tax asset valuation allowance	17.0	17.0
Net deferred tax liabilities	$ 203.4	$ 224.3

The Company has income tax net operating losses of $5 million that do not expire and international tax credit carryforwards of $16 million, which expire in 2027.

The Company is indefinitely reinvested in its UK business, and therefore did not provide for any US deferred taxes on the earnings of the UK business. The Company is not permanently reinvested in its Canadian business and therefore has recognized deferred tax liabilities of $4 million as of December 31, 2022 related to Canada withholding taxes on earnings of its Canadian business.

In the ordinary course of business, the Company is subject to review by domestic and foreign taxing authorities, including the Internal Revenue Service ("IRS"). In general, the Company is no longer subject to audit by the IRS or state, local, or foreign taxing authorities for tax years through 2014. Various taxing authorities are in the process of auditing income tax returns of the Company and its subsidiaries. The Company does not anticipate that any adjustments from the audits would have a material impact on its Consolidated Financial Statements.

Changes in the Company's unrecognized tax benefits as of December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31,		
	2022	2021	2020
Balance as of January 1	$ 18.4	$ 18.3	$ 17.7
Additions for tax positions related to current year	0.3	0.1	0.1
Additions for tax positions related to prior year		—	0.5
Balance as of December 31	$ 18.7	$ 18.4	$ 18.3

As of December 31, 2022, the Company had $19 million of unrecognized tax benefits that, if recognized, would have decreased income taxes and the corresponding effective income tax rate and increased net income. The impact of recognizing these tax benefits, net of the federal income tax benefit related to unrecognized state income tax benefits, would be approximately $15 million.

(dollars in millions, except per share data, unless otherwise noted)

11. Leases

The Company has operating leases primarily for real estate, data centers and equipment. Remaining lease terms are up to 13 years.

Supplemental Consolidated Balance Sheets information related to the Company's operating leases is as follows:

Classification on the Consolidated Balance Sheets		December 31, 2022	December 31, 2021
Assets			
	Operating lease right-of-use assets	$ 149.2	$ 155.6
Liabilities			
Current	Accrued expenses and other current liabilities - Other	$ 31.9	$ 31.7
Long-term	Long-term operating lease liabilities	175.2	184.2
Total lease liabilities		$ 207.1	$ 215.9

Lease term and discount rate	December 31, 2022	December 31, 2021
Weighted average remaining lease term (years)	8.4	9.0
Weighted average discount rate	3.86 %	3.81 %

Operating lease expense for the years ended December 31, 2022, 2021 and 2020 was $62 million, $50 million and $53 million, respectively.

Maturities of operating lease liabilities are as follows:

	December 31, 2022
2023	$ 39.4
2024	34.6
2025	32.8
2026	29.2
2027	21.9
Thereafter	91.2
Total lease payments	$ 249.1
Less: Interest	(39.3)
Less: Lease Incentives[(1)]	$ (2.7)
Present value of lease liabilities	$ 207.1

(1) Includes lease incentives that will be realized in 2023.

Supplemental cash flow information related to operating leases is as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 42.8	$ 35.9	$ 35.8
Right-of-use assets obtained in exchange for lease obligations			
Operating leases[(1)]	$ 43.6	$ 49.8	$ 26.7

(1) In 2021, primarily includes right-of-use assets acquired as a result of the Sirius acquisition.

(dollars in millions, except per share data, unless otherwise noted)

12. Stockholders' Equity

Share Repurchase Program

The Company has a share repurchase program under which it may repurchase shares of its common stock from time to time in private transactions, open market purchases or other transactions as permitted by securities laws and other legal requirements. The timing and amount of any purchases will be based on market conditions and other factors including but not limited to share price, regulatory requirements and capital availability. The share repurchase program does not obligate the Company to repurchase any dollar amount or number of shares and the program may be modified, suspended or discontinued at any time.

During 2022, the Company made no share repurchases. As of December 31, 2022, the Company has $88 million remaining under this program. On February 8, 2023, the Company announced that its Board of Directors authorized a $750 million increase to the share repurchase program.

13. Equity-Based Compensation

Equity-based compensation expense, which is recorded in Selling and administrative expenses in the Consolidated Statements of Operations was as follows:

	Year Ended December 31,		
	2022	2021	2020
Equity-based compensation expense	$ 91.1	$ 72.6	$ 42.5
Income tax benefit[(1)]	(15.5)	(12.2)	(7.7)
Equity-based compensation expense, net of tax	$ 75.6	$ 60.4	$ 34.8

(1) Represents equity-based compensation tax expense at the statutory tax rates. Excess tax benefits associated with equity awards are excluded from this disclosure and separately disclosed in Note 10 (Income Taxes).

The total unrecognized compensation cost related to non-vested awards was $106 million as of December 31, 2022 and is expected to be recognized over a weighted-average period of 1.9 years.

Long-Term Incentive Plan

During May 2021, the Company adopted the 2021 Long-Term Incentive Plan ("2021 LTIP"), which replaced the former 2013 Long-Term Incentive Plan in connection with the issuance of new equity awards ("2013 LTIP" and, together with the 2021 LTIP, the "LTIPs"). The 2021 LTIP provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock and performance awards. The maximum aggregate number of shares of the Company's common stock that may be issued under the 2021 LTIP is 22.1 million shares. As of December 31, 2022, 7.2 million shares were available for issuance under the 2021 LTIP. Authorized but unissued shares are reserved for issuance in connection with equity-based awards.

Stock Options

The exercise price of a stock option granted is equal to the fair value of the underlying stock on the date of the grant. Stock options granted under the LTIPs have a contractual term of ten years and generally vest ratably over three years. To estimate the fair value of options granted, the Company uses the Black-Scholes option pricing model. The weighted-average assumptions used to value the stock options granted were as follows:

	Year Ended December 31,		
	2022	2021	2020
Grant date fair value	$ 43.20	$ 40.83	$ 20.46
Volatility [(1)]	27.50 %	30.00 %	25.50 %
Risk-free rate [(2)]	1.94 %	0.93 %	0.51 %
Expected dividend yield	1.17 %	1.03 %	1.52 %
Expected term (in years) [(3)]	6.0	5.6	6.0

(dollars in millions, except per share data, unless otherwise noted)

(1) Based upon an assessment of the two-year and five-year historical and implied volatility for the Company's selected peer group, adjusted for the Company's leverage.

(2) Based on a composite US Treasury rate.

(3) Based on contractual term length and on historical experience of both exercised and unexercised options.

Stock option activity for the year ended December 31, 2022 was as follows:

Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2022	3,355,266	$ 89.76		
Granted	600,567	170.79		
Forfeited/Expired	(62,713)	140.50		
Exercised[1]	(393,819)	76.63		
Outstanding at December 31, 2022	3,499,301	$ 104.23	6.07	$ 260.5
Vested and exercisable at December 31, 2022	2,256,541	$ 79.30	4.93	$ 224.1
Expected to vest after December 31, 2022	1,226,577	$ 149.35	8.13	$ 36.1

(1) The total intrinsic value of stock options exercised during the years ended December 31, 2022, 2021 and 2020 was $40 million, $117 million and $94 million, respectively.

Restricted Stock Units ("RSUs")

Restricted stock units represent the right to receive unrestricted shares of the Company's stock at the time of vesting. RSUs granted under the LTIPs vest either ratably over three years or cliff-vest at the end of three years. The fair value of RSUs is equal to the closing price of the Company's common stock on date of grant.

RSU activity for the year ended December 31, 2022 was as follows:

	Number of Units	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2022	437,524	$ 163.82
Granted [1]	124,683	169.11
Vested [2]	(102,078)	153.23
Forfeited	(28,069)	178.12
Non-vested at December 31, 2022	432,060	$ 166.92

(1) The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2022, 2021 and 2020 was $169.11, $172.96 and $112.55, respectively.

(2) The aggregate fair value of RSUs that vested during the years ended December 31, 2022, 2021 and 2020 was $16 million, $2 million and $12 million, respectively.

Performance Share Units ("PSUs")

Performance share units represent the right to receive unrestricted shares of the Company's stock at the time of vesting. PSUs granted under the LTIPs cliff-vest at the end of three years. The majority of the PSUs will vest between 0% to 200% of the number of PSUs granted based on the Company's performance against a cumulative adjusted free cash flow measure and cumulative non-GAAP net income per diluted share measure over a three-year performance period.

(dollars in millions, except per share data, unless otherwise noted)

PSU activity for the year ended December 31, 2022 was as follows:

	Number of Units	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2022	387,204	$ 123.05
Granted [(1)]	308,263	176.14
Attainment adjustment [(2)]	81,573	96.00
Vested [(3)]	(278,115)	100.82
Forfeited	(54,692)	153.29
Non-vested at December 31, 2022	444,233	$ 165.11

(1) The weighted-average grant date fair value of PSUs granted during the years ended December 31, 2022, 2021 and 2020 was $176.14, $154.37 and $102.96, respectively.

(2) During the year ended December 31, 2022, the attainment on PSUs vested at December 31, 2021 was adjusted to reflect actual performance.

(3) The aggregate fair value of PSUs that vested during the years ended December 31, 2022, 2021 and 2020 was $28 million, $28 million and $24 million, respectively.

14. Earnings Per Share

The numerator for both basic and diluted earnings per share is Net income. The denominator for basic earnings per share is the weighted-average shares outstanding during the period.

A reconciliation of basic weighted-average shares outstanding to diluted weighted-average shares outstanding is as follows:

	Year Ended December 31,		
	2022	2021	2020
Basic weighted-average shares outstanding	135.2	138.5	142.6
Effect of dilutive securities [(1)]	1.8	2.0	2.2
Diluted weighted-average shares outstanding [(2)]	137.0	140.5	144.8

(1) The dilutive effect of outstanding stock options, restricted stock units, performance share units and Coworker Stock Purchase Plan ("CSPP") units is reflected in the diluted weighted-average shares outstanding using the treasury stock method.

(2) There were fewer than 0.1 million potential common shares excluded from diluted weighted-average shares outstanding for the years ended December 31, 2022, 2021 and 2020, respectively. Inclusion of these common shares in diluted weighted average shares outstanding would have had an anti-dilutive effect.

15. Coworker Retirement and Other Compensation Benefits

Profit Sharing Plan and Other Savings Plans

The Company has a profit-sharing plan that includes a salary reduction feature established under the Internal Revenue Code Section 401(k) covering substantially all coworkers in the US. In addition, coworkers outside the US participate in other savings plans. Company contributions to the profit sharing and other savings plans are made in cash and determined at the discretion of the Board of Directors. For the years ended December 31, 2022, 2021 and 2020, the amounts expensed for these plans were $43 million, $46 million and $28 million, respectively.

CSPP

The Company has a CSPP that provides the opportunity for eligible coworkers to acquire shares of the Company's common stock through accumulated payroll deductions at a 5% discount from the closing market price on the final day of the offering period. There is no additional compensation expense associated with the CSPP.

16.   **Commitments and Contingencies**

The Company is party to various legal proceedings that arise in the ordinary course of its business, which include commercial, intellectual property, employment, tort and other litigation matters. The Company is also subject to audit by federal, state, international, national, provincial and local authorities, and by various partners, group purchasing organizations and customers, including government agencies, relating to purchases and sales under various contracts. In addition, the Company is subject to indemnification claims under various contracts. From time to time, certain customers of the Company file voluntary petitions for reorganization or liquidation under the US bankruptcy laws or similar laws of the jurisdictions for the Company's business activities outside of the US. In such cases, certain pre-petition payments received by the Company could be considered preference items and subject to return to the bankruptcy administrator.

As of December 31, 2022, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these proceedings and matters, if any, has been incurred. However, the ultimate resolutions of these proceedings and matters are inherently unpredictable. As such, the Company's consolidated financial statements could be adversely affected in any particular period by the unfavorable resolution of one or more of these proceedings or matters.

A subsidiary of the Company received a Civil Investigative Demand dated September 20, 2021 from the Department of Justice ("DOJ") in connection with a False Claims Act Investigation. The DOJ requested information related to teaming agreements with OEMs and the Company is cooperating with the DOJ. At this stage of the matter, the Company is unable to assess the probability of any outcome or the range of possible loss, if any.

17.   **Segment Information**

The Company's segment information reflects the way the chief operating decision maker uses internal reporting to evaluate business performance, allocate resources and manage operations.

The Company has three reportable segments: Corporate, which is comprised primarily of private sector business customers with more than 250 employees in the US, Small Business, primarily servicing private sector business customers with up to 250 employees in the US, and Public, which is comprised of government agencies and education and healthcare institutions in the US. The Company has two other operating segments: CDW UK and CDW Canada, both of which do not meet the reportable segment quantitative thresholds and, accordingly, are included in an all other category ("Other").

The Company has centralized logistics and headquarters functions that provide services to the segments. The logistics function includes purchasing, distribution and fulfillment services to support the Corporate, Small Business and Public segments. As a result, costs and intercompany charges associated with the logistics function are fully allocated to all of these segments based on a percent of Net sales. The centralized headquarters function provides services in areas such as accounting, information technology, marketing, legal and coworker services. Headquarters function costs that are not allocated to the segments are included under the heading of "Headquarters" in the tables below.

Segment information for Total assets and capital expenditures is not presented, as such information is not used in measuring segment performance or allocating resources between segments.

(dollars in millions, except per share data, unless otherwise noted)

Selected Segment Financial Information

Information about the Company's segments for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Corporate	Small Business	Public	Other	Headquarters	Total
2022:						
Net sales	$10,350.1	$ 1,938.9	$ 8,551.3	$ 2,908.4	$ —	$ 23,748.7
Operating income (loss)	931.7	186.8	681.7	130.7	(195.7)	1,735.2
Depreciation and amortization expense	(98.0)	(6.4)	(67.9)	(31.9)	(86.4)	(290.6)
2021:						
Net sales	$ 8,179.7	$ 1,870.1	$ 8,183.6	$ 2,587.4	$ —	$ 20,820.8
Operating income (loss)	697.3	167.7	606.7	115.8	(168.5)	1,419.0
Depreciation and amortization expense	(22.9)	(4.1)	(57.2)	(34.4)	(72.6)	(191.2)
2020:						
Net sales	$ 6,846.0	$ 1,397.1	$ 8,137.7	$ 2,086.7	$ —	$ 18,467.5
Operating income (loss)	489.5	99.0	678.2	65.9	(153.4)	1,179.2
Depreciation and amortization expense	(73.2)	(18.3)	(229.7)	(32.5)	(71.9)	(425.6)

(dollars in millions, except per share data, unless otherwise noted)

Geographic Areas and Revenue Mix

	Year Ended December 31, 2022				
	Corporate	Small Business	Public	Other	Total
Geography[1]					
United States	$ 10,321.2	$ 1,934.8	$ 8,550.8	$ 21.8	$ 20,828.6
Rest of World	28.9	4.1	0.5	2,886.6	2,920.1
Total Net sales	10,350.1	1,938.9	8,551.3	2,908.4	23,748.7
Major Product and Services					
Hardware	7,561.0	1,610.7	6,763.9	2,155.4	18,091.0
Software	1,781.5	232.9	1,196.9	473.6	3,684.9
Services	929.3	73.8	570.7	268.2	1,842.0
Other[2]	78.3	21.5	19.8	11.2	130.8
Total Net sales	10,350.1	1,938.9	8,551.3	2,908.4	23,748.7
Sales by Channel					
Corporate	10,350.1	—	—	—	10,350.1
Small Business	—	1,938.9	—	—	1,938.9
Government	—	—	2,574.3	—	2,574.3
Education	—	—	3,621.4	—	3,621.4
Healthcare	—	—	2,355.6	—	2,355.6
Other	—	—	—	2,908.4	2,908.4
Total Net sales	10,350.1	1,938.9	8,551.3	2,908.4	23,748.7
Timing of Revenue Recognition					
Transferred at a point in time where CDW is principal	8,971.4	1,751.1	7,717.1	2,576.5	21,016.1
Transferred at a point in time where CDW is agent	749.3	140.1	426.9	97.7	1,414.0
Transferred over time where CDW is principal	629.4	47.7	407.3	234.2	1,318.6
Total Net sales	$ 10,350.1	$ 1,938.9	$ 8,551.3	$ 2,908.4	$ 23,748.7

(1) Net sales by geography is generally based on the ship-to address with the exception of certain services that may be performed at, or on behalf of, multiple locations. Such service arrangements are categorized based on the bill-to address.

(2) Includes items such as delivery charges to customers.

(dollars in millions, except per share data, unless otherwise noted)

	Year Ended December 31, 2021				
	Corporate	Small Business	Public	Other	Total
Geography[1]					
United States	$ 8,165.4	$ 1,870.1	$ 8,183.6	$ 19.7	$ 18,238.8
Rest of World	14.3	—	—	2,567.7	2,582.0
Total Net sales	8,179.7	1,870.1	8,183.6	2,587.4	20,820.8
Major Product and Services					
Hardware	6,427.9	1,587.9	6,827.1	1,926.7	16,769.6
Software	1,172.4	211.0	1,017.3	401.7	2,802.4
Services	510.1	49.1	321.5	245.4	1,126.1
Other[2]	69.3	22.1	17.7	13.6	122.7
Total Net sales	8,179.7	1,870.1	8,183.6	2,587.4	20,820.8
Sales by Channel					
Corporate	8,179.7	—	—	—	8,179.7
Small Business	—	1,870.1	—	—	1,870.1
Government	—	—	2,155.6	—	2,155.6
Education	—	—	4,108.7	—	4,108.7
Healthcare	—	—	1,919.3	—	1,919.3
Other	—	—	—	2,587.4	2,587.4
Total Net sales	8,179.7	1,870.1	8,183.6	2,587.4	20,820.8
Timing of Revenue Recognition					
Transferred at a point in time where CDW is principal	7,332.3	1,734.7	7,634.3	2,288.7	18,990.0
Transferred at a point in time where CDW is agent	517.5	112.3	336.6	83.2	1,049.6
Transferred over time where CDW is principal	329.9	23.1	212.7	215.5	781.2
Total Net sales	$ 8,179.7	$ 1,870.1	$ 8,183.6	$ 2,587.4	$ 20,820.8

(1) Net sales by geography is generally based on the ship-to address with the exception of certain services that may be performed at, or on behalf of, multiple locations. Such service arrangements are categorized based on the bill-to address.

(2) Includes items such as delivery charges to customers.

(dollars in millions, except per share data, unless otherwise noted)

	Year Ended December 31, 2020				
	Corporate	Small Business	Public	Other	Total
Geography[1]					
United States	$ 6,823.6	$ 1,397.1	$ 8,137.7	$ 20.8	$ 16,379.2
Rest of World	22.4	—	—	2,065.9	2,088.3
Total Net sales	6,846.0	1,397.1	8,137.7	2,086.7	18,467.5
Major Product and Services					
Hardware	5,289.2	1,156.1	6,844.0	1,544.1	14,833.4
Software	1,088.3	189.3	982.8	320.6	2,581.0
Services	400.8	31.5	269.8	211.8	913.9
Other[2]	67.7	20.2	41.1	10.2	139.2
Total Net sales	6,846.0	1,397.1	8,137.7	2,086.7	18,467.5
Sales by Channel					
Corporate	6,846.0	—	—	—	6,846.0
Small Business	—	1,397.1	—	—	1,397.1
Government	—	—	2,978.5	—	2,978.5
Education	—	—	3,458.1	—	3,458.1
Healthcare	—	—	1,701.1	—	1,701.1
Other	—	—	—	2,086.7	2,086.7
Total Net sales	6,846.0	1,397.1	8,137.7	2,086.7	18,467.5
Timing of Revenue Recognition					
Transferred at a point in time where CDW is principal	6,140.7	1,301.3	7,477.4	1,835.5	16,754.9
Transferred at a point in time where CDW is agent	457.4	84.5	292.5	61.6	896.0
Transferred over time where CDW is principal	247.9	11.3	367.8	189.6	816.6
Total Net sales	$ 6,846.0	$ 1,397.1	$ 8,137.7	$ 2,086.7	$ 18,467.5

(1) Net sales by geography is generally based on the ship-to address with the exception of certain services that may be performed at, or on behalf of, multiple locations. Such service arrangements are categorized based on the bill-to address.

(2) Includes items such as delivery charges to customers.

(dollars in millions, except per share data, unless otherwise noted)

The following table presents Net sales by major category for the years ended December 31, 2022, 2021 and 2020. Categories are based upon internal classifications.

	Year Ended December 31,					
	2022		2021		2020	
	Net Sales	Percentage of Total Net Sales	Net Sales	Percentage of Total Net Sales	Net Sales	Percentage of Total Net Sales
Hardware:						
Notebooks/Mobile Devices	$ 6,179.7	26.0 %	$ 6,659.4	32.0 %	$ 5,486.2	29.7 %
Netcomm Products	2,729.7	11.5	1,950.9	9.4	1,955.0	10.6
Desktops	1,284.9	5.4	1,203.6	5.8	1,132.4	6.1
Video	1,785.2	7.5	1,605.0	7.7	1,190.8	6.4
Enterprise and Data Storage (Including Drives)	1,375.0	5.8	992.1	4.8	947.4	5.1
Other Hardware	4,736.5	19.9	4,358.6	20.9	4,121.6	22.3
Total Hardware	18,091.0	76.1	16,769.6	80.6	14,833.4	80.2
Software(1)	3,684.9	15.5	2,802.4	13.5	2,581.0	14.0
Services(1)	1,842.0	7.8	1,126.1	5.4	913.9	4.9
Other(2)	130.8	0.6	122.7	0.5	139.2	0.9
Total Net sales	$ 23,748.7	100.0 %	$ 20,820.8	100.0 %	$ 18,467.5	100.0 %

(1) Certain software and services revenues are recorded on a net basis for accounting purposes. As a result, the category percentage of net revenues is not representative of the category percentage of gross profits.

(2) Includes items such as delivery charges to customers.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has concluded that, as of the end of such period, the Company's disclosure controls and procedures were effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, and that information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely discussions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. Management based this assessment on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013 framework)."

Based on its assessment, management concluded that, as of December 31, 2022, the Company's internal control over financial reporting is effective.

Ernst & Young LLP, independent registered public accounting firm, has audited the Consolidated Financial Statements of the Company and the Company's internal control over financial reporting and has included their reports herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of CDW Corporation

Opinion on Internal Control Over Financial Reporting

We have audited CDW Corporation and subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CDW Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chicago, Illinois

February 24, 2023

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10. Directors, Executive Officers and Corporate Governance

We have adopted The CDW Way Code, our code of business conduct and ethics, that is applicable to all of our coworkers and directors. A copy of The CDW Way Code is available on our website at www.cdw.com. Within The CDW Way Code is a Financial Integrity Code of Ethics that sets forth an even higher standard applicable to our executives, officers, members of our internal disclosure committee and all managers and above in our finance department. We intend to disclose any substantive amendments to, or waivers from, The CDW Way Code by posting such information on our website or by filing a Form 8-K, in each case to the extent such disclosure is required by the rules of the SEC or Nasdaq.

See Part I - "Information about our Executive Officers" for the biographical information of our executive officers, which is incorporated by reference in this Item 10. Other information required under this Item 10 is incorporated herein by reference to our definitive proxy statement for our 2023 annual meeting of stockholders on May 18, 2023 ("2023 Proxy Statement"), which we will file with the SEC on or before April 30, 2023.

Item 11. Executive Compensation

Information required under this Item 11 is incorporated herein by reference to the 2023 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required under this Item 12 is incorporated herein by reference to the 2023 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required under this Item 13 is incorporated herein by reference to the 2023 Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information required under this Item 14 is incorporated herein by reference to the 2023 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)   Financial Statements and Schedules

      The following documents are filed as part of this report:

      (1)   Consolidated Financial Statements:

	Page
Report of Independent Registered Public Accounting Firm	42
Consolidated Balance Sheets as of December 31, 2022 and 2021	45
Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020	46
Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020	47
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020	48
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2022, 2021 and 2020	49
Notes to Consolidated Financial Statements	50

         All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements or notes thereto.

(b)   Exhibits

Exhibit Number	Description
2.1	Purchase and Sale Agreement, dated as of October 15, 2021, by and between Sirius Computer Solutions Holdco, LP and CDW LLC previously filed as Exhibit 2.1 with CDW Corporation's Form 8-K filed on October 18, 2021 and incorporated herein by reference.
3.1	Sixth Restated Certificate of Incorporation of CDW Corporation, previously filed as Exhibit 3.2 with CDW Corporation's Form 8-K filed on May 21, 2021 and incorporated herein by reference.
3.2	Amended and Restated By-Laws of CDW Corporation, previously filed as Exhibit 3.1 with CDW Corporation's Form 8-K filed on December 19, 2022 and incorporated herein by reference.
3.3	Articles of Organization of CDW LLC, previously filed as Exhibit 3.3 with CDW Corporation's Form S-4 filed on September 7, 2010 and incorporated herein by reference.
3.4	Amended and Restated Limited Liability Company Agreement of CDW LLC, previously filed as Exhibit 3.4 with CDW Corporation's Form S-4 filed on September 7, 2010 and incorporated herein by reference.
3.5	Certificate of Incorporation of CDW Finance Corporation, previously filed as Exhibit 3.5 with CDW Corporation's Form S-4 filed on September 7, 2010 and incorporated herein by reference.
3.6	Amended and Restated By-Laws of CDW Finance Corporation, previously filed as Exhibit 3.1 with CDW Corporation's Form 10-Q filed on May 8, 2015 and incorporated herein by reference.
3.7	Articles of Organization of CDW Technologies LLC, previously filed as Exhibit 3.7 with CDW Corporation's Form 10-K filed on February 25, 2016 and incorporated herein by reference.
3.8	Operating Agreement of CDW Technologies LLC, previously filed as Exhibit 3.8 with CDW Corporation's Form 10-K filed on February 25, 2016 and incorporated herein by reference.
3.9	Articles of Organization of CDW Direct, LLC, previously filed as Exhibit 3.9 with CDW Corporation's Form S-4 filed on September 7, 2010 and incorporated herein by reference.
3.10	Amended and Restated Limited Liability Company Agreement of CDW Direct, LLC, previously filed as Exhibit 3.10 with CDW Corporation's Form S-4 filed on September 7, 2010 and incorporated herein by reference.

Exhibit Number	Description
3.11	Articles of Organization of CDW Government LLC, previously filed as Exhibit 3.11 with CDW Corporation's Form S-4 filed on September 7, 2010 and incorporated herein by reference.
3.12	Amended and Restated Limited Liability Company Agreement of CDW Government LLC, previously filed as Exhibit 3.12 with CDW Corporation's Form S-4 filed on September 7, 2010 and incorporated herein by reference.
3.13	Articles of Organization of CDW Logistics LLC, previously filed as Exhibit 3.13 with CDW Corporation's Form 10-K filed on February 28, 2020 and incorporated herein by reference.
3.14	Limited Liability Company Agreement of CDW Logistics LLC, previously filed as Exhibit 3.14 with CDW Corporation's Form 10-K filed on February 28, 2020 and incorporated herein by reference.
3.15	Articles of Organization of Amplified IT LLC, previously filed as Exhibit 3.15 with CDW Corporation's Post-Effective Amendment No. 1 to Form S-3 filed on November 23, 2021 and incorporated herein by reference.
3.16	Operating Agreement of Amplified IT LLC, previously filed as Exhibit 3.16 with CDW Corporation's Post-Effective Amendment No. 1 to Form S-3 filed on November 23, 2021 and incorporated herein by reference.
4.1	Description of CDW Corporation's Common Stock, previously filed as Exhibit 4.1 with CDW Corporation's Form 10-K filed on February 28, 2022 and incorporated herein by reference.
4.2	Specimen Common Stock Certificate, previously filed as Exhibit 4.1 with CDW Corporation's Amendment No. 3 to Form S-1 filed on June 25, 2013 and incorporated herein by reference.
4.3	Base Indenture, dated as of December 1, 2014, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association as trustee, previously filed as Exhibit 4.1 with CDW Corporation's Form 8-K filed on December 1, 2014 and incorporated herein by reference.
4.4	First Supplemental Indenture, dated as of December 1, 2014, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association as trustee, previously filed as Exhibit 4.2 with CDW Corporation's Form 8-K filed on December 1, 2014 and incorporated herein by reference.
4.5	Form of 5.5% Senior Note (included as Exhibit A to Exhibit 4.4), previously filed as Exhibit 4.3 with CDW Corporation's Form 8-K filed on December 1, 2014 and incorporated herein by reference.
4.6	Fourth Supplemental Indenture, dated as of September 26, 2019, by and among the CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association as trustee, previously filed as Exhibit 4.2 with CDW Corporation's Form 8-K filed on September 26, 2019 and incorporated herein by reference.
4.7	Form of 4.250% Senior Note (included as Exhibit A to Exhibit 4.6) previously filed as Exhibit 4.3 with CDW Corporation's Form 8-K filed on September 26, 2019 and incorporated herein by reference.
4.8	Fifth Supplemental Indenture, dated as of April 21, 2020, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association as trustee, previously filed as Exhibit 4.2 with CDW Corporation's Form 8-K filed on April 21, 2020 and incorporated herein by reference.
4.9	Form of 4.125% Senior Note (included as Exhibit A to Exhibit 4.8), previously filed as Exhibit 4.3 with CDW Corporation's Form 8-K filed on April 21, 2020 and incorporated herein by reference.
4.10	Sixth Supplemental Indenture, dated as of August 13, 2020, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association as trustee, previously filed as Exhibit 4.2 with CDW Corporation's Form 8-K filed on August 13, 2020 and incorporated herein by reference.
4.11	Form of 3.25% Senior Note (included as Exhibit A to Exhibit 4.10), previously filed as Exhibit 4.3 with CDW Corporation's Form 8-K filed on August 13, 2020 and incorporated herein by reference.

Exhibit Number	Description
4.12	Seventh Supplemental Indenture, dated as of December 1, 2021, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association, previously filed as Exhibit 4.2 with CDW Corporation's Form 8-K filed on December 1, 2021 and incorporated herein by reference.
4.13	Form of 2.670% Senior Note (included as Exhibit A to Exhibit 4.12) previously filed as Exhibit 4.3 with CDW Corporation's Form 8-K filed on December 1, 2021 and incorporated herein by reference.
4.14	Eighth Supplemental Indenture, dated as of December 1, 2021, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association, previously filed as Exhibit 4.4 with CDW Corporation's Form 8-K filed on December 1, 2021 and incorporated herein by reference.
4.15	Form of 3.276% Senior Note (included as Exhibit A to Exhibit 4.14) previously filed as Exhibit 4.5 with CDW Corporation's Form 8-K filed on December 1, 2021 and incorporated herein by reference.
4.16	Ninth Supplemental Indenture, dated as of December 1, 2021, by and among CDW LLC, CDW Finance Corporation, CDW Corporation, the other guarantors party thereto and U.S. Bank National Association, previously filed as Exhibit 4.6 with CDW Corporation's Form 8-K filed on December 1, 2021 and incorporated herein by reference.
4.17	Form of 3.569% Senior Note (included as Exhibit A to Exhibit 4.16) previously filed as Exhibit 4.7 with CDW Corporation's Form 8-K filed on December 1, 2021 and incorporated herein by reference.
10.1	Credit Agreement, dated as of December 1, 2021, by and among CDW LLC, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the joint lead arrangers, joint bookrunners, co-syndication agents and co-documentation agents party thereto, previously filed as Exhibit 10.1 with CDW Corporation's Form 8-K filed on December 2, 2021 and incorporated herein by reference.
10.2	Amendment Agreement, dated as of April 5, 2022, by and between CDW LLC and JPMorgan Chase Bank, N.A., previously filed as Exhibit 10.1 with CDW Corporation's Form 10-Q filed on May 4, 2022 and incorporated herein by reference.
10.3	Revolving Credit Agreement, dated as of December 1, 2021, by and among CDW LLC, CDW Finance Holdings Limited, the guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Wells Fargo Commercial Distribution Finance, LLC, as floorplan funding agent, and the joint lead arrangers, joint bookrunners, co-syndication agents and co-documentation agents party thereto, previously filed as Exhibit 10.2 with CDW Corporation's Form 8-K filed on December 2, 2021 and incorporated herein by reference.
10.4§*	Form of Compensation Protection Agreement.
10.5§	Letter Agreement, dated as of September 13, 2011, by and between CDW Direct, LLC and Christina M. Corley, previously filed as Exhibit 10.31 with CDW Corporation's Form 10-K filed on March 9, 2012 and incorporated herein by reference.
10.6§	Form of Indemnification Agreement by and between CDW Corporation and its directors and executive officers, previously filed as Exhibit 10.32 with CDW Corporation's Amendment No. 2 to Form S-1 filed on June 14, 2013 and incorporated herein by reference.
10.7§	CDW Corporation Senior Management Incentive Plan, as Amended and Restated Effective January 1, 2020, previously filed as Exhibit 10.1 with CDW Corporation's Form 10-Q filed on August 5, 2020 and incorporated herein by reference.
10.8§	CDW Corporation Amended and Restated 2013 Long-Term Incentive Plan, previously filed as Exhibit 10.1 with CDW Corporation's Form 8-K filed on May 19, 2016 and incorporated herein by reference.
10.9§	CDW Corporation 2021 Long-Term Incentive Plan, previously filed as Exhibit 10.1 with CDW Corporation's Form 8-K filed on May 19, 2021 and incorporated herein by reference.
10.10§	CDW Corporation Coworker Stock Purchase Plan (As Amended and Restated, Effective May 20, 2021), previously filed as Exhibit 10.2 with CDW Corporation's Form 10-Q filed on August 4, 2021 and incorporated herein by reference.

Exhibit Number	Description
10.11§	Form of Stock Option Agreement under the CDW Corporation Amended and Restated 2013 Long-Term Incentive Plan, previously filed as Exhibit 10.22 with CDW Corporation's Form 10-K filed on March 1, 2017 and incorporated herein by reference.
10.12§	Form of Stock Option Agreement under the CDW Corporation 2021 Long-Term Incentive Plan for awards granted prior to February 15, 2023, previously filed as Exhibit 10.14 with CDW Corporation's Form 10-K filed on February 28, 2022 and incorporated herein by reference.
10.13§*	Form of Stock Option Agreement under the CDW Corporation 2021 Long-Term Incentive Plan for awards granted on or after February 15, 2023.
10.14§	Form of Performance Share Unit Award Agreement under the CDW Corporation Amended and Restated 2013 Long-Term Incentive Plan, previously filed as Exhibit 10.2 with CDW Corporation's Form 10-Q filed on May 5, 2021 and incorporated herein by reference.
10.15§	Form of Performance Share Unit Award Agreement under the CDW Corporation 2021 Long-Term Incentive Plan for awards granted prior to February 15, 2023, previously filed as Exhibit 10.17 with CDW Corporation's Form 10-K filed on February 28, 2022 and incorporated herein by reference.
10.16§*	Form of Performance Share Unit Award Agreement under the CDW Corporation 2021 Long-Term Incentive Plan for awards granted on or after February 15, 2023.
10.17§	Form of Restricted Stock Unit Award Agreement under the CDW Corporation Amended and Restated 2013 Long-Term Incentive Plan for awards granted prior to February 15, 2023, previously filed as Exhibit 10.20 with CDW Corporation's Form 10-K filed on February 28, 2020 and incorporated herein by reference.
10.18§	Form of Restricted Stock Unit Award Agreement under the CDW Corporation 2021 Long-Term Incentive Plan for awards granted prior to February 15, 2023, previously filed as Exhibit 10.19 with CDW Corporation's Form 10-K filed on February 28, 2022 and incorporated herein by reference.
10.19§*	Form of Restricted Stock Unit Award Agreement under the CDW Corporation 2021 Long-Term Incentive Plan for awards granted on or after February 15, 2023.
10.20§*	Form of Non-Employee Director Restricted Stock Unit Award Agreement under the CDW Corporation 2021 Long-Term Incentive Plan.
10.21§	CDW LLC Nonqualified Deferred Compensation Plan, previously filed as Exhibit 10.3 with CDW Corporation's Form 10-Q filed on August 4, 2021 and incorporated herein by reference.
10.22§	CDW Director Deferred Compensation Plan, previously filed as Exhibit 10.23 with CDW Corporation's Form 10-K filed on February 28, 2022 and incorporated herein by reference.
21.1*	List of subsidiaries.
22.1*	List of Issuer and Guarantor subsidiaries.
23.1*	Consent of Ernst & Young LLP.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934.
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350.
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350.
101.INS*	XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*   Filed herewith

**   These items are furnished and not filed.

§   A management contract or compensatory arrangement required to be filed as an exhibit pursuant to Item 601 of Regulation S-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDW CORPORATION

Date: February 24, 2023   By: /s/ Christine A. Leahy

Christine A. Leahy

Chair, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christine A. Leahy Christine A. Leahy	Chair, President and Chief Executive Officer (principal executive officer) and Director	February 24, 2023
/s/ Albert J. Miralles Albert J. Miralles	Senior Vice President and Chief Financial Officer (principal financial officer)	February 24, 2023
/s/ Peter R. Locy Peter R. Locy	Vice President, Controller and Chief Accounting Officer (principal accounting officer)	February 24, 2023
/s/ Virginia C. Addicott Virginia C. Addicott	Director	February 24, 2023
/s/ James A. Bell James A. Bell	Director	February 24, 2023
/s/ Lynda M. Clarizio Lynda M. Clarizio	Director	February 24, 2023
/s/ Paul J. Finnegan Paul J. Finnegan	Director	February 24, 2023
/s/ Anthony R. Foxx Anthony R. Foxx	Director	February 24, 2023
/s/ Marc E. Jones Marc E. Jones	Director	February 24, 2023
/s/ Sanjay Mehrotra Sanjay Mehrotra	Director	February 24, 2023
/s/ David W. Nelms David W. Nelms	Director	February 24, 2023
/s/ Joseph R. Swedish Joseph R. Swedish	Director	February 24, 2023
/s/ Donna F. Zarcone Donna F. Zarcone	Director	February 24, 2023

(Unaudited)
($ in millions)

Non-GAAP Operating Income Reconciliation

	2017	2018	2019	2020	2021	2022
Operating income	$ 866.5	$ 987.3	$ 1,133.6	$ 1,179.2	$ 1,419.0	$ 1,735.2
Amortization of intangibles[1]	185.1	182.7	178.5	158.1	94.9	167.9
Equity-based compensation	43.7	40.7	48.5	42.5	72.6	91.1
Acquisition and integration expense	2.5	1.2	3.6	4.9	54.3	48.3
Other adjustments	9.0	4.7	4.2	19.9	4.6	8.0
Non-GAAP operating income	$ 1,106.8	$ 1,216.6	$ 1,368.4	$ 1,404.6	$ 1,645.4	$ 2,050.5

(1) Includes amortization expense for acquisition-related intangible assets, primarily customer relationships, customer contracts and trade names.

Non-GAAP Net Income Reconciliation

	2017	2018	2019	2020	2021	2022
US GAAP Net income	$ 523.1	$ 643.0	$ 736.8	$ 788.5	$ 988.6	$ 1,114.5
Amortization of intangibles[1]	185.1	182.7	178.5	158.1	94.9	167.9
Equity-based compensation	43.7	40.7	48.5	42.5	72.6	91.1
Gain on sale of equity method investment	—	—	—	—	(36.0)	—
Net loss on extinguishments of long-term debt	57.4	—	22.1	27.3	6.0	1.6
Acquisition and integration expense	2.5	1.2	3.6	4.9	54.3	48.3
Other adjustments	9.0	4.7	4.2	19.9	4.6	8.0
Aggregate adjustment for income taxes[2]	(214.9)	(78.0)	(91.6)	(86.8)	(66.1)	(89.9)
Non-GAAP net income	$ 605.9	$ 794.3	$ 902.1	$ 954.4	$ 1,118.9	$ 1,341.5
US GAAP net income per diluted share	$ 3.31	$ 4.19	$ 4.99	$ 5.45	$ 7.04	$ 8.13
Non-GAAP net income per diluted share	$ 3.83	$ 5.17	$ 6.10	$ 6.59	$ 7.97	$ 9.79
Shares used in computing US GAAP and Non-GAAP net income per diluted share	158.2	153.6	147.8	144.8	140.5	137.0

(1) Includes amortization expense for acquisition-related intangible assets, primarily customer relationships, customer contracts and trade names.

(2) Aggregate adjustment for income taxes consists of the following:

Free Cash Flow

	Year Ended December 31,	
	2022	2021
Net cash provided by operating activities	$ 1,335.9	$ 784.6
Capital expenditures[1]	(127.8)	(100.0)
Net change in accounts payable-inventory financing	84.6	(161.8)
Financing payments for revenue generating assets	—	(46.1)
Free cash flow	$ 1,292.7	$ 476.7

(1) Includes expenditures for revenue generating assets.

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COMPANY INFORMATION

Principal Location
CDW Corporation
75 Tri-State International
Lincolnshire, IL 60069
(847) 465-6000

Auditors
Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Common Stock Listing
The company's common stock is listed on Nasdaq under the trading symbol CDW.

Transfer Agent, Registrar and Dividend Disbursing Agent
Computershare
P.O. Box 505000
Louisville, KY 40233-5000
Email: web.queries@computershare.com
Telephone: (800) 736-3001 (toll free)
                    (781) 575-3100 (toll number)

Investor Relations Contact
Steven O'Brien
Vice President, Investor Relations
(847) 968-0238
investorrelations@cdw.com

Upon written request to Investor Relations, we will provide, free of charge, a copy of our Form 10-K for the fiscal year ended December 31, 2022.

CDW's Annual Report, Form 10-K, Form 10-Q, proxy statement and other filings with the Securities and Exchange Commission, can be accessed on investor.cdw.com under SEC filings.

Media Relations Contact
Sara Granack
Vice President, Corporate Communications & Reputation
(847) 419-7411
saragra@cdw.com

Forward-looking Statements
Statements in this annual report that are not statements of historical fact are forward-looking statements within the meaning of the federal securities laws, including without limitation statements regarding the future financial performance of CDW. These statements involve risks and uncertainties that may cause actual results or events to differ materially from those described in such statements. Important factors that could cause actual results or events to differ materially from CDW's expectations, or cautionary statements, are disclosed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in CDW's Annual Report on Form 10-K for the year ended December 31, 2022 (the "Form 10-K") and in CDW's subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission. Refer to page 3 of the Form 10-K for additional information. CDW undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures
Non-GAAP operating income, Non-GAAP operating income margin, Non-GAAP net income, Non-GAAP net income per diluted share and Free cash flow are not based on generally accepted accounting principles in the United States ("non-GAAP"). CDW believes these non-GAAP financial measures provide helpful information with respect to the underlying operating performance of CDW's business, as they remove the impact of items that management believes are not reflective of underlying operating performance. For a reconciliation of these non-GAAP financial measures to the applicable most comparable US GAAP financial measures, see page 90 of this Annual Report. Reconciliations for these financial measures are also included on the investor relations section of the company website at www.cdw.com. Non-GAAP measures used by CDW may differ from similar measures used by other companies, even when similar terms are used to identify such measures.



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CDW Corporation
75 Tri–State International
Lincolnshire, IL 60069